As filed with the Securities and Exchange Commission on November 13, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AmWINS Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6411	13-4009411
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4064 Colony Road, Suite 450
Charlotte, North Carolina 28211
(704) 943-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

M. Steven DeCarlo
President and Chief Executive Officer
AmWINS Group, Inc.
4064 Colony Road, Suite 450
Charlotte, North Carolina 28211
(704) 943-2000
(704) 943-9000 (facsimile)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Patrick S. Bryant Krista R. Bowen Robinson, Bradshaw & Hinson, P.A. 101 North Tryon Street, Suite 1900 Charlotte, North Carolina 28246 (704) 377-2536 (704) 378-4000 (facsimile)	Robert S. Rachofsky LeBoeuf, Lamb, Greene & MacRae LLP 125 West 55th Street New York, New York 10019 (212) 424-8088 (212) 649-9479 (facsimile)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of		Amount of
Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Registration Fee
Common Stock, par value $0.01 per share	$115,000,000	$12,305.00

(1)	Estimated in accordance with Rule 457(o) under the Securities Act solely for purposes of calculating the registration fee.

(2)	Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Dated November 13, 2006

           Shares

Common Stock

This is the initial public offering of common stock of AmWINS Group, Inc. We are offering           shares of common stock.

Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price of our common stock will be between $      and $      per share. We will apply to list our common stock on the New York Stock Exchange under the symbol “AGI.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters a 30-day option to purchase up to a maximum of           additional shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotment of shares, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about          , 2006.

Joint Book-Running Managers

Merrill Lynch & Co.	Wachovia Securities

Cochran Caronia Waller	William Blair & Company	Piper Jaffray

The date of this prospectus is          , 2006.

AmWINS Office Locations

Seattle, WA
Farmington, CT
Iselin, NJ
Warwick, RI(2)
Bernardsville, NJ
New York, NY(2)
Grand Rapids, MI
Edison, NJ
Camp Hill, PA
Langhorne, PA
Chicago, IL
Philadelphia, PA
San Rafael, CA
San Francisco, CA
Burlington, NC
Chatsworth, CA
Charlotte, NC(2)
Los Angeles, CA
Nashville, TN
Pasadena, CA
Atlanta, GA
Phoenix, AZ
Dallas, TX(2)
Santa Ana, CA
Shreveport, LA
Houston, TX
Tampa, FL
Stuart, FL

Distribution Channel for Property and Casualty Insurance Products

Standard Insurance Product Carriers
"Standard" Risks
Premium
Commission, e.g., 10% of Premium
Standard Market Placement:[1]
Through its standard markets, the retail insurance broker is able to obtain insurance for the client's standard risks: fire, theft, workers' compensation, etc.
Insurance Buyer
Premium
Insurance Policy
Retail Insurance Broker
Premium
Commission, e.g., 10% of Premium
AmWINS (Wholesale Insurance Broker)
Wholesale Market Placement:
Retail insurance broker requests terms and conditions from a wholesale broker that has an expertise in the excess and surplus (E&S) lines market or with specialty insurance products
Premium
Commission, e.g., 15% of Premium
E&S or Specialty Insurance Carriers
"Special" Risks

Prospectus Summary	1
Risk Factors	10
Forward-Looking Statements	20
The Recapitalization	21
Use of Proceeds	23
Dividend Policy	23
Capitalization	24
Dilution	25
Selected Consolidated Financial Data	26
Unaudited Pro Forma Condensed Combined Financial Statements	29
Management’s Discussion and Analysis of Financial Condition and Results of Operations	33
Our Business	50
Management	64
Related Party Transactions	75
Principal Stockholders	77
Description of Capital Stock	78
Shares Eligible for Future Sale	82
Material United States Federal Tax Considerations for Non-United States Holders	85
Underwriting	88
Legal Matters	93
Experts	93
Where You Can Find More Information	93
Index of Financial Statements	F-1
Exhibit 4.2
Exhibit 4.3
Exhibit 4.4
Exhibit 10.2
Exhibit 10.3
Exhibit 10.4
Exhibit 10.5
Exhibit 10.6
Exhibit 10.7
Exhibit 10.8
Exhibit 10.9
Exhibit 10.10
Exhibit 10.11
Exhibit 10.12
Exhibit 10.13
Ex-21
Exhibit 23.1
Exhibit 23.2
Exhibit 23.3
Exhibit 23.4

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

The name “AmWINS” is a registered trademark of AmWINS Group, Inc. This prospectus also includes other registered and unregistered trademarks and service marks of AmWINS Group, Inc. and other persons, which are the property of their respective holders.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information you should consider before buying shares of our common stock in this offering. To understand us and this offering fully, you should read the entire prospectus carefully, especially the information in the “Risk Factors” section beginning on page 10, and our financial statements and the accompanying notes included elsewhere in this prospectus.

Except where the context otherwise requires, “AmWINS®,” “our company,” “we,” “us,” and “our” refer to AmWINS Group, Inc., a Delaware corporation, and, where appropriate, its subsidiaries.

All of the outstanding shares of our common stock currently are owned by American Wholesale Insurance Holding Company, LLC, a Delaware limited liability company (Holdings). Prior to the completion of this offering, Holdings will distribute approximately 89% of the outstanding shares of our common stock to its members, who thereafter will own shares of our common stock directly. Unless the context otherwise requires or the text otherwise indicates, all information in this prospectus (1) gives effect to this distribution, (2) assumes no exercise of the underwriters’ over-allotment option and (3) gives effect to a           for          stock split that will occur prior to the completion of this offering.

AmWINS Group

Overview

We are a leading wholesale distributor of specialty insurance products and services in the United States. We distribute a wide range and diversified mix of property and casualty and group benefits insurance products from insurance carriers to retail insurance brokerage firms. We also offer value-added customized services to support some of these products, including policy underwriting for certain insurance carriers, premium and claims administration and actuarial services. In September 2006, we were recognized by Business Insurance as the largest wholesale insurance broker operating in the United States. We do not take any insurance underwriting risk in the operation of our business.

Our business has grown substantially since January 1, 2003. Revenues for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006 have grown, period over period, by 63.9%, 45.4%, 68.2% and 50.8%, respectively. From 2003 to 2005, our operating income increased by $21.0 million, or 553%, from $3.8 million to $24.8 million. This growth was driven by both acquisitions and organic growth. Our organic revenue growth for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006 was 13.3%, 19.1%, 14.4% and 17.7%, respectively.

Our management team has substantial experience with AmWINS and within the insurance industry. We have cultivated an entrepreneurial, decentralized sales culture that provides our brokers and underwriters with flexibility to react to opportunities in the marketplace and better serve the needs of insurance carriers and our retail insurance broker clients. At the same time, we have centralized substantially all of our finance, human resource, legal, licensing, compliance and risk management operations to allow us to effectively oversee our national operations. We believe our centralized infrastructure positions us to achieve synergies when we acquire businesses and add new brokers and offices.

Wholesale distribution of insurance products is an integral part of the insurance industry. As a wholesale distributor, we are a critical intermediary between insurance carriers and retail insurance brokers, which deal directly with insured parties. Many specialty insurance carriers distribute products primarily through wholesale insurance brokers to avoid the cost and complexity of dealing directly with a large number of retail insurance firms. We provide insurance carriers with an efficient variable-cost distribution channel through our licensed brokers in all 50 states and our extensive relationships with retail insurance brokers. Our distribution structure enables the insurance carriers with which we do business to reach a large number of retail insurance brokers.

We have extensive knowledge of the specialty insurance products that we distribute, which allows us to assist retail insurance brokers in placing business outside of their core expertise or capacity. Our size and strong relationships with insurance carriers enhance our ability to provide retail insurance brokers with broader access to the insurance markets. We have established relationships with over 100 insurance carriers, including property/casualty and health/life carriers owned by ACE Limited (ACE), AEGON USA (AEGON), Alleghany Insurance Holdings (Alleghany), American International Group, Inc. (AIG) and The Hartford Financial Services Group, Inc. (The Hartford). We also use our product expertise and relationships with insurance carriers to structure new insurance programs and products to respond to opportunities in the marketplace.

We distribute insurance products and services through our three divisions:

•	Property & Casualty Brokerage. With most of its operations under the AmWINS Brokerage brand name, our Property & Casualty Brokerage division distributes a broad range of property and casualty insurance products. We place a significant amount of insurance in the excess and surplus (E&S) lines market for businesses and governmental entities that are unable to obtain coverage through standard insurance products because of their risk profile or the nature or size of the risk. For the six months ended June 30, 2006, our Property & Casualty Brokerage division represented approximately 73.3% of our total revenues.

•	Specialty Underwriting. Our Specialty Underwriting division consists of a number of niche property and casualty insurance programs for which we act as a managing general underwriter (MGU). As an MGU, we act on behalf of insurance carriers who have given us the authority to underwrite and bind coverage for specified risks within prescribed limitations. Our Specialty Underwriting division currently administers a number of programs that offer commercial insurance for specific product lines or industry classes. For the six months ended June 30, 2006, our Specialty Underwriting division represented approximately 8.7% of our total revenues.

•	Group Benefits. Our Group Benefits division, which has experienced the most significant overall organic revenue growth of our three divisions since January 1, 2002, distributes group health and other benefit products and provides a full range of related administrative services. A substantial and growing part of this division’s business involves the placement and administration of retiree medical and prescription drug programs for businesses and governmental entities that are trying to reduce, control or eliminate the increasing cost of providing retiree benefits. Through our call center, we offer insurance carriers and plan sponsors the ability to outsource plan administration. We currently administer retiree health plans for over 800 employer groups and 74 member groups. Additionally, we operate a third-party claims administrator with over 100,000 lives under management. We also offer pharmacy benefit management (PBM) services and distribute an approved prescription drug plan (PDP) under Part D of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Modernization Act). In addition, we act as the exclusive general agent for small employers, defined as employers with 50 or fewer employees, for Blue Cross Blue Shield of Rhode Island (BCBSRI). For the six months ended June 30, 2006, our Group Benefits division represented approximately 17.8% of our total revenues.

Industry Trends

We believe that we are well positioned to capitalize on many of the trends occurring in our markets, including:

      Trends Affecting the Property and Casualty Market

•	Greater Opportunity with Large Retail Insurance Brokers. Until recently, Aon Corporation (Aon), Marsh & McLennan Companies, Inc. (Marsh) and Willis North America Inc. (Willis), three of the largest retail insurance brokerage firms, owned their own wholesale insurance brokerage operations. During 2005, we acquired Willis’ wholesale insurance brokerage operations, and Aon and Marsh sold their wholesale insurance brokerage operations to private equity firms. Before these transactions, it generally was difficult for independent wholesale insurance brokers to conduct a significant amount of business with Aon, Marsh and Willis. Independent wholesale insurance brokers, such as AmWINS, now have greater opportunities to do business with these three firms. Additionally, we recently have observed that a number of other large retail insurance brokerage firms have become more attentive to the number of wholesale insurance brokers they use and the compliance systems and financial position of these brokers. We believe this development may result in a reduction in the number of wholesale distributors used by many larger retail insurance brokerage firms.

•	Important Sustainable Market. The E&S lines market is a growing part of the commercial property and casualty insurance marketplace. Based on information published by A.M. Best Company, Inc. (A.M. Best), direct premiums written for E&S lines insurance policies in relation to total premiums for the commercial property and casualty lines market increased from approximately 6.4% in 1995 to approximately 12.7% in 2005, and premiums on E&S property and casualty lines insurance increased from $9.2 billion in 1995 to $33.3 billion in 2005. Apart from a slight decline in 1996, the E&S lines market has grown annually in terms of aggregate premium dollars written for the past 15 years for a variety of reasons, including the implementation of more conservative underwriting criteria and risk-selection techniques by standard insurance carriers, the elimination of non-core lines of business by standard insurance carriers and substantial losses resulting from the terrorist attacks on September 11, 2001 and natural disasters. Moreover, as reported by A.M. Best, a significant amount of capital has been invested in the E&S market during the last five years to capitalize on favorable market conditions, as evidenced by an increase in the number of start-up companies entering the E&S market, such as AXIS Capital Holdings Limited (AXIS), Allied World Assurance Company Holdings Limited (Allied World) and Endurance Specialty Holdings Limited (Endurance). Many insurance carriers operating in the E&S market distribute their products primarily through wholesale insurance distributors.

      Trends Affecting the Group Benefits Market

•	Rising Health Care Costs. In the United States, total health care costs increased from $916.5 billion to approximately $1.9 trillion, or approximately 104.5%, from 1993 to 2004, and are projected to reach $4.0 trillion by 2015, according to the U.S. Department of Health and Human Services (HHS). On a per person basis, annual health care spending grew 49.5% during the seven-year period beginning January 1, 1999, reaching an estimated average of $6,683 per person in 2005, with spending projected to grow to approximately $12,357 per person by 2015, according to HHS and U.S. Census Bureau statistics.

•	Aging Population. As a result of increases in life expectancy, the percentage of U.S. citizens age 65 and older is increasing in proportion to the overall U.S. population. According to the U.S. Census Bureau, the proportion of the population age 65 and older was 12.4%, or 36.8 million people, in 2005, and is expected to increase to 14.2%, or 46.4 million people, by 2015, and to 16.3%, or 54.6 million people, by 2020. The age 65 and over population accounts for a disproportionate percentage of total health care costs. According to data published in Age Estimates in National Health Accounts, Health Care Financing Review, in 1999, people age 65 and older spent, on average, four times the amount on health care than the average person under age 65. The combination of increasing post-retirement life spans and disproportionate benefit costs, coupled with the general rise in health care spending, have led employers to seek ways to manage the costs or shift the burden of providing health benefits to retirees.

•	Accounting Changes. We believe that recent changes in accounting principles generally accepted in the United States of America (GAAP) have increased the level of attention given to the cost of providing retiree health care benefits. The Governmental Accounting Standards Board (GASB) recently promulgated Statement No. 45, Accounting and Financial Reporting by Employers for Post-Employment Benefits Other Than Pensions (GASB No. 45). GASB No. 45, which will be phased in beginning in 2007, will require state and local governmental entities either to fund the cost of retiree benefits or recognize this obligation as a liability on their financial statements, as opposed to the prior practice of recognizing these costs on a pay-as-you-go basis. We believe GASB No. 45 is prompting many governmental entities to focus on the costs of retiree benefits and to seek ways to reduce these costs.

•	Medicare Part D. The Medicare Modernization Act, which created the federal Voluntary Prescription Drug Benefit Program under Part D of the Social Security Act, added a new entitlement for Medicare-eligible beneficiaries for prescription drug costs. Effective as of January 1, 2006, eligible Medicare beneficiaries are able to obtain prescription drug coverage under Part D by enrolling in a PDP or a “Medicare Advantage” plan (MA-PD). Under the Medicare Modernization Act, employers that provide retiree prescription drug benefits now have a greater number of options, including the elimination of these benefits entirely, the establishment of company-sponsored plans that are eligible for a government subsidy, the adoption of a company-sponsored PDP and the establishment of plans designed to supplement the benefits available through a PDP or MA-PD. As a result of the Medicare Modernization Act, insurance products that provide prescription drug benefits for Medicare-eligible individuals now compete with the entitlement program created under Part D. We believe the Medicare Modernization Act generally has resulted in the development of new insurance products available for employers that desire to provide greater benefits than are available through a PDP or MA-PD. We also believe this trend has benefited insurance brokers that have developed the expertise and product distribution capabilities to assist employers in responding to these developments.

Competitive Strengths

We believe that our competitive strengths include:

•	Extensive Relationships with Retail Insurance Brokers. We believe that our national operations, product expertise, extensive relationships with insurance carriers and focus on compliance make us an attractive business partner for retail insurance brokers. During 2005, we did business with over 4,500 retail insurance brokerage firms, including substantially all of the 100 largest U.S. retail insurance brokers as identified by Business Insurance in July 2006. We also work with small to mid-size retail insurance brokerage firms, which in many cases do not have direct access to certain of the insurance carriers with which we do business. Our extensive relationships with retail insurance brokers make us an attractive distribution channel for insurance carriers.

•	Established Insurance Carrier Relationships. We have established relationships with over 100 insurance carriers. We believe that many insurance carriers view us as a valued customer because of our expertise, experienced brokers and underwriters and national platform, which enable us to produce a significant amount of business for them. Our access to insurance carriers is key to our business. Through years of experience in the insurance industry, our management has close relationships with the management teams of many insurance carriers at the most senior levels. We understand our insurance carriers’ underwriting preferences for particular lines of business and areas of geographic focus. We believe that the scope of our relationships with insurance carriers and our product knowledge allow us to better serve the needs of our retail insurance brokerage clients.

•	Proven and Experienced Brokers and Underwriters. As of June 30, 2006, we employed 224 brokers and underwriters, many of whom have substantial experience in the insurance industry. Our brokers and underwriters typically specialize in either certain product lines or industry classes and have, in many cases, developed close relationships with the insurance carrier underwriters for these product lines and industry classes. We believe we have been able to use our size, diverse product knowledge and extensive relationships with insurance carriers to improve the productivity of our existing brokers and recruit new brokers who can leverage these resources to increase revenues.

•	Seasoned Management Team. Our Chief Executive Officer and division presidents have substantial experience and long-standing relationships developed over an average of 21 years of service in the insurance industry. Our management team draws on its industry experience to identify opportunities to expand our business and collaborate with insurance carriers to help develop products to respond to market trends. Through their extensive relationships in the insurance industry, our management team has contributed to the successful recruitment of key brokers and underwriters to join AmWINS. Having completed nine acquisitions since January 1, 2002, our management team has a proven track record of successfully identifying and structuring acquisitions and integrating the businesses acquired.

•	Business Diversification. The scope of our operations distinguishes us from traditional property and casualty wholesale insurance brokers. By operating in both the group benefits market and the property and casualty market, we believe we are better positioned to detect, analyze and capitalize on opportunities to expand our business than are companies with a more narrow market focus. In addition, our product diversity and ability to provide value-added underwriting, administrative and other services provide us with broader access to insurance carriers and enhance our ability to help retail insurance brokerage firms deliver products that meet the wide-ranging needs of their clients.

•	Efficient Use of Information. We believe the way we collect and analyze information using AmLINK, our proprietary enterprise operating system, will improve the efficiency and productivity of our brokers and underwriters. For example, we can access our database to identify individual insurance carrier underwriters that typically underwrite a specific type of business, making it more likely we can place a particular risk for our customers. We also intentionally capture and store data for business we are unable to place so we can analyze missed opportunities and improve our chances to place this business in the future. We believe that AmLINK allows us to more effectively manage and control our operations.

Key Elements of Our Growth Strategy

Our goal is to achieve superior long-term returns for our stockholders while establishing ourselves as the premier national wholesale distributor of insurance products and services. To accomplish this goal, we intend to focus on the following key areas:

•	Increase Growth by Expanding Distribution. We strive to prudently grow our business by expanding our distribution channels. Since January 1, 2003, we have opened five new offices and hired 106 new brokers, and we intend to continue pursuing opportunities to expand into new geographic markets and increase our presence in existing geographic markets. We also seek to expand our business by marketing our diverse product capabilities through targeted advertisements, client seminars and client marketing events.

•	Access New Markets and Products. We are focused on expanding our access to new markets and products to better serve the needs of our retail insurance brokerage clients. For example, because certain admitted insurance carriers will not do business directly with small retail insurance brokerage firms, but will do business with us, we are developing our AmWINS Access platform to provide these brokerage firms with access to a greater variety of standard insurance products. We also are actively working to develop new MGU programs. In our Group

Benefits division, we continue to explore opportunities to work with our insurance carrier partners to develop new products that help employers manage the rising cost of health care.

•	Capitalize on Industry Changes. We believe that recent governmental investigations into the insurance industry caused many insurance carriers and large retail insurance brokerage firms to pay greater attention to the intermediaries they use. We believe these insurance carriers and brokerage firms increasingly are seeking to solidify their business relationships with financially stable intermediaries with acceptable reporting, compliance and other administrative systems. Aon, Marsh and Willis all recently sold their wholesale insurance brokerage firms, and we believe that we can use our national platform and organizational structure to build upon our relationships with these and other firms. In addition, we intend to pursue opportunities to distribute retiree health products to employer groups to help them better respond to rising health care costs, an aging U.S. population and changes in the way they are required to account for retiree benefits.

•	Pursue Strategic Acquisitions. We plan to pursue strategic acquisitions that will complement our existing business or potentially expand into new wholesale distribution channels. We have substantial experience in selecting and integrating companies and are positioned to take advantage of acquisition opportunities that arise. We believe that our entrepreneurial culture and centralized administrative support system make us an attractive partner to acquisition targets. We believe this offering enhances our business profile and our ability to structure future acquisitions we decide to pursue.

Our Ownership

In October 2005, investment funds affiliated with Parthenon Capital, LLC (Parthenon Capital), a leading private equity firm, acquired a controlling interest in AmWINS. As of October 31, 2006, including vested options, AmWINS Holdings, LLC (Parthenon HoldCo), a Delaware company formed by Parthenon Capital and its investors, owned  % of our outstanding stock, and our officers and employees owned  % of our outstanding stock. These share ownership percentages give effect to the distribution by Holdings to its members, in proportion to their relative interests, of approximately 89% of the outstanding shares of our common stock in connection with this offering, based on an assumed initial public offering price of $        (the mid-point of the price range set forth on the cover page of this prospectus).

Our Offices

Founded in 1998, we are a Delaware corporation. Our principal executive offices are located at 4064 Colony Road, Suite 450, Charlotte, North Carolina 28211. Our telephone number at this location is (704) 943-2000, and our website address is www.amwins.com. Information on our website is not intended to be a prospectus and is not incorporated into this prospectus.

The Offering

Common stock offered	shares

Common stock to be outstanding after the offering	shares

Over-allotment shares	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million, based on an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and our estimated offering costs of $ million. If the underwriters exercise their over-allotment option in full, we estimate our net proceeds will be approximately $ million. We intend to use approximately $ million of the net proceeds from this offering to repay debt and the remainder for working capital and general corporate purposes, including possible acquisitions.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Dividend policy	We do not anticipate declaring or paying cash dividends for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors.

Proposed New York Stock Exchange symbol	AGI

The number of shares of our common stock to be outstanding after this offering is based on shares outstanding at October 31, 2006, and excludes:

•	1,375,000 shares of common stock issuable upon the exercise of warrants issued to Holdings, with an exercise price of $15.50 per share;

•	709,740 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $12.69 per share; and

•	any additional shares of common stock that we may issue in the future to comply with our agreements to pay additional contingent purchase price in connection with certain business acquisitions. For more information about these agreements, refer to the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contingencies — Contingent Purchase Price for Acquisitions.”

Summary Historical Financial Data

The following table sets forth:

•	our balance sheet data as of June 30, 2006 on an actual basis and as adjusted to reflect:

•	the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus); and

•	the application of the estimated net proceeds from this offering as described under “Use of Proceeds”; and

•	our statement of operations data:

•	for the years ended December 31, 2003, 2004 and 2005 (on a combined basis); and

•	for the six months ended June 30, 2005 and 2006.

You should read the following historical consolidated financial data in conjunction with our audited and unaudited consolidated financial statements, including the notes to the financial statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “The Recapitalization” included elsewhere in this prospectus. In the table below and throughout this prospectus, we refer to AmWINS as our “Predecessor” for all periods prior to and including October 27, 2005, the date of our Recapitalization, and as our “Successor” for all periods following the Recapitalization. As a result of the Recapitalization, we have applied push-down accounting, as required by Staff Accounting Bulletin (SAB) No. 54, Application of ‘Pushdown’ Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase (SAB No. 54), as interpreted by Emerging Issues Task Force Topic D-97, Pushdown Accounting (EITF D-97), which resulted in a partial write-up in the fair value of our net assets by approximately $84.1 million at October 27, 2005. As a result, our basis of accounting differs from that prior to the Recapitalization, which affects the comparability of our financial data. Although it is generally not permissible under generally accepted accounting principles to combine pre-Recapitalization and post-Recapitalization periods, for comparison purposes, we have done so below for the year ended December 31, 2005. In addition, since 2003, we have acquired a significant number of businesses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions and Dispositions.” As a result of these acquisitions and the Recapitalization, our financial information for the periods shown below may not be comparable period-to-period.

We derived the following statement of operations data for the years ended December 31, 2003, 2004 and 2005 from our audited consolidated financial statements appearing elsewhere in this prospectus. We derived the balance sheet data as of June 30, 2006 and the statement of operations data for the six months ended June 30, 2005 and 2006 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in these statements. The results of operations for the interim periods are not necessarily indicative of our results of operations for the full year.

	As of June 30, 2006
	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$24,261
Goodwill	252,161
Other identifiable intangible assets, net	42,128
Total assets	655,623
Total debt	174,638
Stockholder’s equity	152,386

			Combined
			Year Ended		Six Months Ended
	Years Ended December 31,		December 31,		June 30,
	2003	2004	2005		2005	2006
	Predecessor				Predecessor	Successor
	(in thousands, except per share data)
Statement of Operations Data:(a)
Commissions and fees	$57,681	$83,452	$140,513		$56,573	$82,607
Other income	503	1,152	1,756		384	3,310

Total revenues	58,184	84,604	142,269		56,957	85,917
Employee compensation and benefits (including non-cash equity compensation of $349 for the six months ended June 30, 2006)(b)	37,594	52,523	83,800		36,187	52,217
Other operating expenses	13,421	16,588	24,929		10,478	16,311
Depreciation	1,256	1,475	2,391		858	1,639
Amortization	2,068	3,873	6,352		2,945	2,368

Total operating expenses	54,339	74,459	117,472		50,468	72,535

Operating income	3,845	10,145	24,797		6,489	13,382
Interest expense	288	2,498	11,465		3,939	8,274
Loss on extinguishment of debt(c)	—	994	9,799		1,731	—

Income before income taxes and minority interest and discontinued operations	3,557	6,653	3,533		819	5,108
Minority interest	(258)	(67)	—		—	—
Income tax expense	406	2,930	2,275		503	2,419

Income from continuing operations	3,409	3,790	1,258		316	2,689
Income from discontinued operations, net of minority interest and income taxes	812	578	—		—	—
Loss on sale of discontinued operations(d)	—	(67)	—		—	—

Net income	$4,221	$4,301	$1,258		$316	$2,689

Income from continuing operations per share:
Basic	$0.31	$0.31	$0.10	(e)	$0.03	$0.24
Diluted	$0.31	$0.31	$0.10	(e)	$0.03	$0.23
Income from discontinued operations per share:
Basic	$0.07	$0.05	$—		$—	$—
Diluted	$0.07	$0.05	$—		$—	$—
Loss on sale of discontinued operations per share:
Basic	$—	$(0.01)	$—		$—	$—
Diluted	$—	$(0.01)	$—		$—	$—
Income per share:
Basic	$0.38	$0.35	$0.10	(e)	$0.03	$0.24
Diluted	$0.38	$0.35	$0.10	(e)	$0.03	$0.23
Weighted average shares:
Basic	11,124	12,142	12,249		12,438	11,385
Diluted	11,173	12,202	12,307		12,489	11,465

(a)	See “Management’s Discussion and Analysis of Financial Position and Results of Operations — Acquisitions and Dispositions” for information regarding our acquisitions and dispositions during these periods, which affect the comparability of our financial data for these periods.

(b)	We adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)) as of January 1, 2006, which resulted in the recognition of expense for the period ended June 30, 2006. See Note 1 to our 2005 consolidated financial statements for the pro forma effect of recording this expense in prior periods before adoption of SFAS No. 123(R).

(c)	Reflects the write-off of unamortized financing fees and expenses and associated prepayment fees related to the refinancing of previous credit facilities.

(d)	In November 2004, we sold our premium finance business. The results of operations of this business are segregated and reported as discontinued operations in each of the two years ended December 31, 2004.

(e)	We calculated our earnings per share for the 2005 combined period by dividing our combined net income for 2005 by our weighted average outstanding shares for 2005. Our earnings per share data for 2005 do not necessarily equal the total of our earnings per share for the period prior to the Recapitalization (January 1, 2005 to October 27, 2005) and following the Recapitalization (October 28, 2005 to December 31, 2005) due to differences caused by the number of our weighted average shares outstanding for these periods.

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider the following risk factors in addition to the other information contained in this prospectus before investing in our common stock. If any of the following risks or uncertainties occurs, our business, financial condition and operating results could be materially and adversely affected, the trading price of our common stock could decline and you may lose all or a part of your investment in our common stock.

Risks Related to Our Business and Industry

The loss of the services of any of our highly qualified brokers or our executive officers could harm our business and operating results.

Our future performance depends on our ability to recruit and retain highly-qualified brokers, including brokers who work in the businesses that we have acquired or may acquire in the future. Competition for productive brokers is intense, and our inability to recruit or retain these brokers could harm our business and operating results. Although many of our senior brokers own an equity interest in us and have entered into employment agreements with us, we cannot assure you that these brokers will serve the term of their employment agreements or renew their employment agreements upon expiration. Moreover, we cannot assure you that any of the brokers who leave our firm will comply with the provisions of their employment agreements that preclude them from competing with us or soliciting our customers and employees, or that these provisions will be enforceable under applicable law or sufficient to protect us from the loss of any business. In addition, we do not have employment, non-competition or non-solicitation agreements with all of our brokers. We may not be able to retain or replace the business generated by a broker who leaves our firm or replace that broker with an equally qualified broker who is acceptable to our clients.

Our success also depends on our key executive officers and the skills and relationships they bring to our business, as well as on our ability to attract and retain additional executive officers and key management personnel. Our executive officers are important to our company. In particular, M. Steven DeCarlo, our President and Chief Executive Officer, and Scott M. Purviance, our Chief Financial Officer, were instrumental in structuring and managing our significant growth over the last five years, including the acquisitions that we have completed, and are very involved in the day-to-day management and oversight of our operations. In addition, Samuel H. Fleet has managed our Group Benefits division since July 2000, and Mark M. Smith has overseen our Property & Casualty Brokerage division since our acquisition of Stewart Smith East, Inc. and related affiliates (together, Stewart Smith Group) in April 2005. We do not maintain “key man” life insurance policies for any of our executive officers or key management personnel. The loss of the services of any of our executive officers, particularly Messrs. DeCarlo, Purviance, Fleet or Smith, or our inability to attract and retain additional executive officers or key management personnel, could prevent us from fully implementing our business strategy and could adversely affect our ability to capitalize on market opportunities and grow our business, as well as have an adverse effect on our operating results.

We may be negatively affected by the cyclicality of and the economic conditions in the markets in which we operate.

Premium pricing within the commercial property and casualty insurance market historically has been cyclical based on the underwriting capacity of the insurance carriers operating in this market and has been impacted by general economic conditions. In a period of decreasing insurance capacity, insurance carriers typically raise premium rates. This type of market frequently is referred to as a “hard” market. In a period of increasing insurance capacity, insurance carriers tend to reduce premium rates. This type of market frequently is referred to as a “soft” market. Because our commission rates usually are calculated as a percentage of the gross premium charged for the insurance products that we place, our revenues are affected by the pricing cycle of the market. The frequency and severity of natural disasters and other catastrophic events can affect the timing, duration and extent of industry cycles for many of the product lines we distribute. It is very difficult to predict the severity, timing or duration of these cycles. The cyclical nature of premium pricing in the commercial property and casualty insurance market may make our operating results volatile and unpredictable.

Economic conditions generally and within the insurance industry also may affect:

•	The commission rates paid by insurance carriers on products we distribute;

•	The portion of commissions we receive from insurance carriers that we pay to our retail insurance brokerage clients in connection with policy placement. The amount of these commissions is negotiated by us and retail insurance brokers on a case-by-case basis and can be affected by a number of factors, including the amount of business that a retail insurance brokerage firm places with us, competition within the wholesale insurance brokerage market, whether the retail insurance broker is being compensated by its client on a fee basis and the difficulty of obtaining insurance to cover a particular risk;

•	The fees we charge for certain insurance products we distribute, which are in addition to the commissions we receive and are negotiated on a case-by-case basis; and

•	The fees we are able to charge for providing ancillary services such as premium and claims administration and actuarial services.

In 2005, our Group Benefits division derived a substantial majority of its revenues from group health insurance plans. Premium rates for group health insurance plans are affected by several factors, including health care costs, which have increased significantly in recent years, and general economic conditions such as changes in the level of employment and other factors that may affect employer spending for employee benefits. Federal and state sponsored health care programs as well as proposals to alter the level of spending under these programs also can affect the market for group health insurance plans. For example, as a result of the adoption of the Medicare Modernization Act, insurance products that provide prescription drug benefits to Medicare-eligible individuals now compete with the entitlement program under Part D of the Social Security Act. Moreover, there are discussions at both the federal and state levels regarding proposals to reform the U.S. health care system, which may affect the procurement practices and operations of health care industry participants. Several groups are urging the U.S. Congress to consider a national health care plan, which could include the replacement of the existing employer-based system of insurance with a “single-payer” financing mechanism under which one governmental entity would collect all health care fees and pay out all health care costs. All of these factors could affect the market for the health insurance products that we place or reduce the commission revenues we receive from placing these products.

If any of our MGU programs are terminated or changed, our business and operating results could be harmed.

In our Specialty Underwriting division, we act as an MGU for insurance carriers that have given us authority to bind coverage on their behalf. Our MGU programs are governed by contracts between us and the insurance carriers. These contracts establish, among other things, the underwriting and pricing guidelines for the program, the scope of our authority and our commission rates for policies that we underwrite under the program. These contracts typically can be terminated by the insurance carrier with very little advance notice. Moreover, upon expiration of the contract term, insurance carriers may request changes in the terms of the program, including the amount of commissions we receive, which could reduce our revenues from the program. The termination of any of our MGU programs, or a change in the terms of any of these programs, could harm our business and operating results. Moreover, we cannot assure you that we will be able to replace any of our MGU programs that are terminated with a similar program with another insurance carrier.

We conduct a significant amount of our Property & Casualty Brokerage business with one retail insurance brokerage firm, the loss of which could harm our business, results of operations and cash flows.

In April 2005, we acquired Willis’ wholesale insurance brokerage operations, formerly operated under the name Stewart Smith Group. Willis accounted for approximately 15% and 13% of our historical revenues for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively. The divestiture by Willis of its wholesale insurance brokerage operations generally has intensified competition among wholesale insurance brokers for business with Willis. If we lose Willis as a client or there is a substantial reduction in the volume of business we do with Willis, our business, results of operations and cash flows would be materially harmed.

We place a significant amount of our Property & Casualty Brokerage business with one insurance carrier, and the termination or significant reduction of the business we do with this carrier could result in additional expense and loss of market share.

For the year ended December 31, 2005 and the six months ended June 30, 2006, approximately 11.5% and 9.2%, respectively, of our total revenues were derived from insurance policies provided by AIG, which is the largest insurance company operating in the E&S lines market. If AIG seeks to terminate or significantly reduce the amount of business we do with it, we believe that we could locate other insurance carriers to underwrite most of the business that we place with AIG. However, we would incur additional expense and could lose market share in the process of locating other insurance carriers to take this business.

Competition in the industries in which we do business is intense, and if we are unable to compete effectively, our business and operating results will be harmed.

The wholesale insurance brokerage industry is highly competitive, and a number of firms actively compete with us for clients and access to insurance carriers. Our competition includes other wholesale insurance brokerage firms, insurance companies, banks and other financial service companies. Some of our primary competitors have substantially greater resources than we have, which may give them an advantage over us. In addition, our MGU programs directly compete with products offered by other insurance carriers. Our ability to remain competitive will, in large part, determine our future success. If we fail to compete successfully, our business and operating results could be adversely affected.

The divestitures by Aon, Marsh and Willis of their wholesale distribution operations have created growth opportunities for us. However, there can be no assurance that we will succeed in taking advantage of them. Other wholesale brokers will now find it easier to do business with these large retail insurance brokerage firms. Although our business with Aon and Marsh has increased dramatically since their respective divestitures, it is unlikely that we will maintain the same rate of growth with them due to competition from others and the fact that our recent growth rate with them is measured in comparison to a low starting base.

We depend on our information processing systems. Interruption or loss of our information processing systems could harm our business.

Our ability to operate our business depends on our capacity to store, retrieve, process and manage significant databases and expand and upgrade periodically our information processing capabilities. Interruption or loss of our information processing capabilities through loss of stored data, breakdown or malfunctioning of computer equipment and software systems, telecommunications failure, or damage caused by fire, tornadoes, lightning, electrical power outage, natural or other disasters or other disruption could harm our business and operating results. Although we have disaster recovery procedures in place and insurance to protect against certain contingencies, we cannot assure you that our recovery procedures will be effective or that our insurance will continue to be available at reasonable prices, cover all such losses or compensate us for the loss of business occurring during any period in which we are unable to provide services.

If we are unable to successfully acquire or integrate acquired businesses, or if they do not perform as we expect, our competitiveness, operating results and financial condition could be harmed.

One of our growth strategies is to acquire businesses that complement, expand upon or diversify our current operations. We have acquired a number of businesses over the last four years and anticipate that we will continue to look for opportunities to acquire additional businesses. We are unable to predict whether or when we will be able to identify suitable acquisition candidates, consummate any acquisitions we pursue or prevail over our acquisition competitors, who often are larger than we are and have greater resources than we do. Our senior secured credit facilities require our lenders’ consent for certain acquisitions, and we can give no assurance that we will be able to secure their consent if and when needed. We may also require additional capital to complete acquisitions we deem attractive, but may be unable to secure such capital on satisfactory terms. Our senior secured credit facilities limit the amount of additional debt we may incur, and our ability to secure future financing would depend on a number of factors, some of which are beyond our control, such as prevailing conditions in the capital markets, our future operating performance and then-existing debt levels and cash flows. If we fail to execute our acquisition strategy, it is likely that our revenue and earnings growth will suffer, and we may be unable to remain competitive.

Despite due diligence investigations we conduct before acquiring a business, we may not succeed in identifying all material risks and uncertainties associated with that business. Unanticipated contingencies or liabilities, such as litigation, the loss of significant clients or accounts, the termination or amendment of significant contracts and the loss of key brokers, are inherent risks in acquisitions. Furthermore, these businesses may not achieve expected levels of revenue, profitability or productivity or otherwise operate in a manner consistent with our expectations or comparable to our existing businesses due to events beyond our control, such as changes in market conditions, increased competition and other factors. The failure of the businesses that we acquire to achieve our performance goals could have an adverse impact on our operating results and overall business.

When we acquire an entity, a portion of the purchase price may be allocated to goodwill and other indefinite life intangible assets. The amount of purchase price allocated to goodwill is determined by the excess of the purchase price over the fair market value of identifiable net assets we acquire. Accounting rules require that we conduct annual impairment testing of goodwill and indefinite life intangible assets. Deterioration in our operating results, including the loss of a significant client or clients at one of our acquired businesses, could result in an impairment of goodwill and intangible assets, which would cause us to record a charge for the impairment. Such a charge could adversely affect our results of operations.

We cannot assure you that we can successfully integrate the businesses that we acquire. The integration of a business involves a number of factors that may affect our operations. These factors include:

•	retention of personnel;

•	diversion of management’s attention;

•	difficulties in the integration of acquired operations, systems and processes;

•	entry into new or unfamiliar markets;

•	unanticipated problems or liabilities; and

•	tax and accounting issues.

Our failure to successfully integrate acquired businesses may disrupt our operations and harm our overall business and operating results.

We permit many of our acquired businesses to remain under the day-to-day management of previous owners or other individuals who played a key role in their development. We cannot predict how long these individuals will continue to be actively engaged in our business. In many cases, the reputation and skills of these individuals and the relationships they have with their clients are critical to our success. Our business and operating results could be harmed if any of these individuals retire or otherwise limit their involvement in the day-to-day management of our business, and we are not able to identify a suitable successor or if the individual’s successor is not as successful.

We are subject to errors and omissions claims, which can be costly to defend and could negatively affect us.

We are subject to claims and litigation in the ordinary course of business resulting from alleged and actual errors and omissions. These types of litigation matters can involve claims for substantial amounts of money for direct and consequential damages and significant defense costs. For example, we may be subject to errors and omissions claims if we fail (or are alleged to have failed) to provide an insurance carrier with complete and accurate information relating to the risk being insured, to request or secure coverage for a particular type of risk, for the requested amounts or on the requested terms, or to comply with state law notice and other requirements typically applicable for insurance policies issued by non-admitted insurance carriers in the E&S lines market. We also are subject to claims that we mishandled the payment of premiums, the adjudication of claims or other administrative functions in our benefit administration business. We are unable to predict with certainty the frequency, nature or magnitude of these claims. It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases.

We have purchased errors and omissions insurance to protect us, subject to deductible amounts, policy exclusions and other conditions, against the risk of liability resulting from alleged and actual errors and omissions. However, our insurance may not adequately protect us against every errors and omissions claim. Moreover, we may not be able to purchase coverage that is appropriate in relation to our assessment of the risks involved on commercially reasonable terms or at all.

Our business and operating results may be negatively affected if our errors and omissions insurance proves to be inadequate or unavailable. In addition, errors and omissions claims may harm our reputation and divert management resources away from operating our business.

We are subject to governmental regulation and supervision, and increased costs of compliance or failure to comply with applicable laws and regulations could increase our expenses, restrict our growth and limit our ability to conduct our business.

Our business is subject to governmental regulation and supervision. State laws grant supervisory agencies, including state insurance departments, broad regulatory authority. State insurance regulators and the National Association of Insurance Commissioners continually reexamine existing laws and regulations, some of which affect us. These supervisory agencies regulate, among other things, the licensing of insurance brokers and group benefits administrators, the handling and investment of third-party funds held in a fiduciary capacity and the marketing practices of insurance brokers, in the context of curbing unfair trade practices. This continual reexamination may result in the enactment of laws and regulations, or the issuance of interpretations of existing laws and regulations, that adversely affect our business. More restrictive laws, rules or regulations may be adopted in the future that could make compliance more difficult and expensive or adversely affect our business. Violations of applicable federal or state laws or regulations could result in the imposition of fines or censures, disciplinary actions, including the revocation of licenses or registrations, damage to our reputation, or a limitation on our business. Moreover, the costs of complying with these regulations may increase our operating expenses.

We also are affected by the governmental regulation and supervision of insurance carriers. For example, if we act as an MGU for an insurance carrier, we may be required to comply with laws and regulations affecting the insurance carrier. Moreover, regulation affecting the insurance carriers with which we place business can affect how we conduct operations.

There have been governmental investigations and private litigation involving some insurance brokerage firms regarding the propriety of contingent commissions and other business practices, and the results of these investigations and litigation matters could harm our business and operating results.

There have been a number of investigations of some large insurance brokerage firms regarding the propriety of certain compensation arrangements between insurance carriers and insurance brokers and other business practices. Some of these investigations have focused on whether retail insurance brokers have adequately disclosed to their customers the receipt of contingent commissions that are paid by insurance carriers to brokers based on the volume of the business placed by the broker with the insurance carrier or other factors. The propriety of these contingent commissions is also the subject of litigation against certain insurance agents involving allegations that the existence of these commission arrangements results in a breach of fiduciary duties by causing brokers to place insurance policies with insurance carriers who pay these commissions instead of based on the coverage needs of their clients. To date, we have not been made or threatened to be made a party to any litigation involving the propriety of contingent commissions. We are unable to predict how these matters will affect us. However, these investigations and litigation matters may alter the manner in which wholesale insurance brokers are compensated or conduct business.

Our growth strategy may involve opening new offices and hiring new brokers and underwriters, which will require substantial investment by us and may adversely affect our results of operations and cash flows in a particular period. We cannot assure you that we will be able to recover our investment in new offices, brokers or underwriters or that these new offices, brokers or underwriters will achieve profitability.

Our ability to grow organically depends in part on our ability to open new offices and recruit new brokers and underwriters. The costs of opening a new office and hiring the necessary personnel to staff the office can be substantial, and we often are required to commit to multi-year, non-cancellable lease agreements. In addition, we often hire new brokers and underwriters with the expectation that they will not become profitable until two to three years after they are hired. The cost of investing in new offices, brokers and underwriters may affect our results of operations and cash flows in a particular period. Moreover, we cannot assure you that we will be able to recover our investment in new offices, brokers or underwriters or that these offices, brokers and underwriters will achieve profitability.

If insurance carriers begin to transact business without relying on wholesale insurance brokers, our business, results of operations, financial condition and cash flows could suffer.

As a wholesale distributor of insurance products, we act as an intermediary between retail insurance brokers and insurance carriers that, in some cases, will not transact business directly with retail insurance brokers. If insurance carriers change the way they conduct business and begin to transact business with retail insurance brokers without including us, our role in the distribution of insurance products could be eliminated or substantially reduced, and our business, results of operations, financial condition and cash flows could suffer. Such a change could result from a change in business model, advancements in technology or other factors.

Our offices are geographically dispersed across the United States, and we may not be able to respond quickly to operational or financial problems or promote the desired level of cooperation and interaction among our offices, which could harm our business and operating results.

Our offices are dispersed across the United States and in many cases are under the day-to-day management of individuals who previously owned acquired businesses or played a key role in the development of an office. These individuals may not report negative developments that occur in their businesses to management on a timely basis because of, among other things, damage to their reputation, the risk that they may lose all or some of their operational control, or the risk that they may be personally liable to us under the indemnification provisions of the agreements pursuant to which their businesses were acquired. Moreover, there can be no assurances that management will be able independently to detect adverse developments that occur in particular offices. Our business and operating results may be harmed if our management does not become aware, on a timely basis, of negative business developments, such as the possible loss of an important client, threatened litigation or regulatory action, or other developments.

In addition, our ability to grow organically will require the cooperation of the individuals who manage our offices. We cannot assure you that these individuals will cooperate with our efforts to improve the operating results in offices for which they are not directly responsible. Our dispersed operations may impede our integration efforts and organic growth, which could harm our business and operating results.

We may lose clients or business as a result of consolidation within the retail insurance brokerage industry.

We derive a substantial portion of our business from our relationships with small to mid-size retail insurance brokerage firms. There has been considerable consolidation in the retail insurance brokerage industry, driven primarily by the acquisition of small and mid-size retail insurance brokerage firms by larger brokerage firms, financial institutions or other organizations. We expect this trend to continue. As a result, we may lose all or a substantial portion of the business we obtain from retail insurance brokerage firms that are acquired by other firms with their own wholesale insurance brokerage operations or relationships with other wholesale insurance brokerage firms.

As a public company, our costs will increase and our management will be required to devote substantial time to complying with public company regulations.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), as well as new rules subsequently implemented by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), have imposed various new requirements on public companies, including changes in corporate governance practices, and these requirements will continue to evolve. Our management and other personnel will need to devote a substantial amount of time to comply with these evolving requirements. Moreover, these rules and regulations relating to public companies will increase our legal and financial compliance costs and will make certain activities more time-consuming and costly.

As a public company, we will be required to comply with significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls and disclosure controls that are adequate to satisfy our reporting obligations as a public company. Failure to design, implement and maintain effective internal controls could prevent us from accurately reporting our financial results and could harm our business and operating results. We will also be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, but will need to put in place an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to satisfy the ongoing requirements of Section 404 and the rules of the NYSE.

Risks Related to Our Indebtedness

The terms of our senior secured credit facilities are restrictive and may prevent us from expanding our business. Our failure to comply with any of these terms could result in a default and allow the lenders to require the immediate repayment by us of all amounts that are owed under these facilities. Our substantial indebtedness could also restrict our flexibility and place us at a competitive disadvantage.

Our senior secured credit facilities contain a number of restrictive covenants. These covenants limit our ability, among other things, to:

•	incur additional indebtedness;

•	make acquisitions, subject to certain exceptions;

•	make capital expenditures and other investments; and

•	pay dividends or repurchase stock.

Our senior secured credit facilities also require us to maintain certain financial ratios and satisfy financial condition tests at the end of each fiscal quarter. An adverse development affecting our business may require us to seek waivers or amendments of these and other covenants. We cannot assure you that we will be able to obtain such waivers or amendments at all, or on terms acceptable to us. Our ability to meet these covenants may be affected by events beyond our control. These covenants may prevent us from obtaining financing to expand our business, including through acquisitions. A breach of any of these covenants in existing or future financing agreements, or the occurrence of certain change of control events, could result in an event of default under our senior credit facilities and permit our lenders to accelerate the related debt and declare all borrowings outstanding under these facilities to be due and payable. If we are unable to repay debt to our lenders, these lenders could foreclose on our assets.

As of June 30, 2006, as adjusted for this offering, we had total debt of $111.6 million. We may incur additional indebtedness from time to time, in connection with acquisitions or otherwise. The degree to which we are leveraged could have important consequences, including the following: (i) a substantial portion of our cash flow from operations may be dedicated to the payment of principal and interest on our indebtedness and would not be available for other purposes; (ii) our ability to obtain additional financing in the future may be impaired; (iii) we may be more leveraged than certain of our competitors, which may place us at a disadvantage; (iv) our debt agreements may impose significant financial and operating restrictions; and (v) our degree of leverage could make us more vulnerable to changes in general economic conditions.

Risks Related to this Offering

An active market for our common stock may not develop, which may cause our common stock to trade at a discount and make it difficult to sell the common stock you purchase.

Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market for our common stock will develop or be sustained after this offering. The initial public offering price for our common stock will be determined by negotiations among the underwriters and us and will reflect then-existing market conditions. We cannot assure you that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that the price of our common stock available in the public market will reflect our actual financial performance. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in the offering.

Future sales of our common stock may cause our stock price to decline.

Sales by us or our stockholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital or pay for acquisitions using our equity securities. Upon completion of this offering, there will be           shares of our common stock outstanding (or           shares if the underwriters exercise their over-allotment option in full). Of our outstanding shares, the shares of our common stock sold in this offering will be freely transferable, except for any shares sold in this offering to our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (Securities Act). The remaining shares will be “restricted securities” subject to the volume limitations and the other conditions of Rule 144.

All of our officers and employees who are existing stockholders have entered into an agreement with us under which they will not, for a period of one year from the consummation of this offering, sell or otherwise dispose of any shares of our common stock, without our prior written consent. See “Shares Eligible for Future Sale — Restrictive Agreements.” In addition, we, our directors, executive officers and all existing stockholders have agreed, with limited exceptions, that we and they will not, without the prior written consent of Merrill Lynch, on behalf of the underwriters, directly or indirectly sell or otherwise dispose of any shares of our common stock, for a period of 180 days after the date of this prospectus.

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of           shares of our common stock reserved for issuance under our stock-based compensation incentive plans. Subject to the exercise of issued and outstanding options, shares registered under the registration statement on Form S-8 will be available for sale into the public markets after the expiration of the 180-day lock-up agreements. Sales of substantial amounts of these shares, or the perception that these sales may occur, could adversely affect the price of our common stock.

In addition, if either Parthenon HoldCo or Holdings exercises its registration rights under the registration agreement or otherwise determines to sell a significant portion of its shares, our stock price may be negatively affected. The exercise of these registration rights, or similar registration rights for securities we may issue in the future, could result in additional sales of our common stock in the market, which may have an adverse effect on our stock price. See “Shares Eligible for Future Sale — Registration Agreement.”

The issuance of additional stock will dilute our stockholders.

After this offering, we will have an aggregate of           shares of common stock authorized but unissued. We may issue all of these shares without any action or approval by our stockholders, except as NYSE rules require. Upon completion of this offering, we will be required to issue:

•	1,375,000 shares of common stock upon the exercise of warrants that have been issued to Holdings with an exercise price of $15.50 per share;

•	709,740 shares of common stock upon the exercise of outstanding stock options with a weighted average exercise price of $12.69 per share; and

•	additional shares of our common stock that we may issue in the future to comply with our agreements to pay additional contingent purchase price in connection with certain business acquisitions. For more information about these agreements, refer to the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contingencies — Contingent Purchase Price for Acquisitions.”

We intend to continue to pursue acquisitions of other businesses and may issue shares of common stock in connection with these acquisitions. In addition, we may need to issue shares to raise additional capital to support our operations or take advantage of opportunities to acquire other businesses. If we issue equity securities to raise capital or acquire a business, the percentage interests of our stockholders will be reduced, our stockholders may experience additional dilution, and the equity securities we issue may have rights, preferences or privileges senior to our common stock.

The price of our common stock may fluctuate substantially, which could negatively affect us and the holders of our common stock.

The trading price of our common stock may fluctuate in response to a number of factors, many of which are beyond our control, including actual or anticipated variations in our quarterly financial results, changes in financial estimates for us by securities analysts and announcements by us or our competitors of significant developments or events, such as business acquisitions, additions or departures of key personnel, legal proceedings or regulatory matters. In addition, our financial results may be below the expectations of securities analysts and investors. If any of these events were to occur, the market price of our common stock could decrease, perhaps significantly. Any volatility of or a significant decrease in the market price of our common stock could also negatively affect our ability to make acquisitions using our common stock as consideration.

In addition, the U.S. securities markets have historically experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of companies in these markets. Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your common stock at or above the initial public offering price, or at all. Further, if we were to be the object of securities class action litigation as a result of volatility in our common stock price or for other reasons, it could result in substantial costs and diversion of our management’s attention and resources, which could negatively affect our financial results. If we decided to settle any class action litigation against us, our decision to settle might not necessarily be related to the merits of the claim.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock outstanding immediately after this offering. If you purchase our common stock in this offering, you will experience immediate and substantial dilution of $      in the net tangible book value per share of our common stock. Additional dilution will occur upon the exercise of outstanding options. See “Dilution.”

Our principal stockholder may have interests that are different from yours and, therefore, may make decisions that are adverse to your interests.

After this offering, Parthenon HoldCo will beneficially own approximately  % of our outstanding voting common stock (or  % if the underwriters exercise their over-allotment option in full). As a result, Parthenon HoldCo will have the ability to control matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, including mergers, consolidations and the sale of all or substantially all of our assets. Parthenon HoldCo may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership may have the effect of preventing, discouraging or deferring a change of control, which could depress the market price of our common stock.

A company of which more than 50% of the voting power is held by an individual, group or another company meets the definition of a “controlled company” under the rules of the NYSE. A controlled company may elect not to comply with certain of the NYSE’s corporate governance rules, including the requirements that a majority of its board of directors be “independent” and that it maintain compensation and nominating/governance committees of the board consisting entirely of “independent” directors. We expect that upon completion of this offering, we will qualify for this “controlled company” exception because Parthenon HoldCo will hold more than 50% of our common stock. We currently intend to comply with all applicable NYSE governance requirements, subject to any temporary transition relief provided by these rules. However, for so long as we qualify for this controlled company exception, we cannot assure you that Parthenon HoldCo’s influence and ability to control matters requiring stockholder approval, such as the composition of our board of directors, or other factors, will not result in our reliance on these controlled company exemptions. In such event, you would not be afforded the same protections as stockholders of companies that are subject to all of these corporate governance requirements.

Certain provisions of our charter documents and Delaware law could delay or prevent a change in control of our company, which could adversely impact the value of our common stock.

Provisions in our certificate of incorporation and bylaws, each as to be amended and restated in connection with this offering, may delay or prevent a change in control of our company or a change in management. These provisions will include the following:

•	Our board of directors is classified with three-year terms for each class of directors, which could prevent our stockholders from replacing a majority of our board of directors at an annual meeting and discourage unsolicited stockholder proposals that may be in the best interest of stockholders;

•	Our board of directors has the right to fill vacancies occurring on our board of directors as a result of an increase in the number of our directors or the resignation, death or removal of a director, which prevents our stockholders from being able to fill vacancies on our board of directors;

•	Our stockholders may not act by written consent, which means that any stockholder or group of stockholders that control a majority of our outstanding shares of common stock would not be able to take certain actions without holding a stockholders’ meeting;

•	Stockholders must provide advance notice to nominate persons to serve as directors and to propose other actions to be taken at a stockholders’ meeting, which may discourage or deter a potential acquiror from attempting to solicit proxies to elect the acquiror’s own slate of directors or otherwise attempting to acquire control of our company; and

•	Our board of directors may, without stockholder approval, issue authorized but unissued shares of our common stock or preferred stock, which could be used to impede an acquiror from obtaining control of our company.

In addition, as a Delaware corporation we are subject to Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner. These provisions could make it difficult for a third party to acquire us, or for members of our board of directors to be replaced, even if doing so would be beneficial to our stockholders. Any delay or prevention of a change in control transaction or changes in our board of directors or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.

We do not currently intend to pay dividends on our common stock in the foreseeable future.

We currently intend to retain our future earnings to fund the development and growth of our business. It is uncertain when, if ever, we will pay dividends to our stockholders. Our senior secured credit facilities prohibit us from paying dividends, and future debt agreements may contain similar prohibitions. In addition, our principal assets are equity interests in our subsidiaries, and we would have to rely on distributions from these subsidiaries if we were to pay any dividends to our stockholders. You should not invest in our common stock if you require or expect dividend income. For the foreseeable future, we expect that the only return on an investment in us, if any, would come from the capital appreciation of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our views about future events and financial performance. Forward-looking statements typically are identified by words such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “intend,” “continue” and similar expressions, although some forward-looking statements are expressed differently. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, including those set forth in “Risk Factors,” that could cause actual results to differ materially from those projected. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. You should consider carefully the statements under “Risk Factors” and in other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made, and we undertake no ongoing obligation to update these statements.

THE RECAPITALIZATION

On October 27, 2005, Parthenon HoldCo acquired a controlling interest in AmWINS and Holdings in a series of transactions that we refer to as the Recapitalization. In connection with the Recapitalization:

•	We repaid in full all amounts outstanding under our prior credit facilities with the proceeds from a new first lien credit facility and second lien credit facility with aggregate principal amounts of $123.0 million and $48.0 million, respectively (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Senior Secured Credit Facilities” for more information regarding the terms of these two credit facilities);

•	Holdings redeemed a portion of its outstanding equity in exchange for shares of our common stock, and we then redeemed these shares for approximately $32.6 million with existing cash resources and a portion of the proceeds from our new credit facilities;

•	Parthenon HoldCo acquired a majority equity interest in Holdings from a group consisting of our former private equity owner and other equity holders who elected to exercise their “tag-along” right to participate in the sale, as permitted under Holdings’ operating agreement;

•	Parthenon HoldCo acquired an additional equity interest in Holdings directly from Holdings for approximately $11.6 million, and Holdings used that cash to acquire additional equity in AmWINS; and

•	All members of our senior management team and a substantial majority of our other employees who owned an interest in Holdings agreed to retain their interests in Holdings as opposed to exercising their tag-along right to participate in the sale to Parthenon HoldCo.

Immediately following the Recapitalization, Parthenon HoldCo owned approximately 70% of the outstanding equity of Holdings, and members of our senior management and our employees owned substantially all of the remaining 30% of our outstanding equity. To account for the Recapitalization, we have applied push-down accounting, as required by SAB No. 54 and EITF D-97. Under the requirements of SAB No. 54, we increased the fair value of our net assets by approximately $84.1 million at October 27, 2005. Our basis of accounting following the Recapitalization differs from that prior to the Recapitalization, which affects the comparability of our financial data. Therefore, our financial information for periods prior to the Recapitalization is not directly comparable to the financial information for periods following the Recapitalization.

In connection with the Recapitalization, we entered into an advisory services agreement with PCap, L.P. (PCap), an affiliate of Parthenon Capital. Under this agreement, PCap received a transaction fee of $2,407,500 plus fees and expenses incurred in connection with the closing of the Recapitalization. PCap is also entitled to an annual management fee of approximately $800,000 and transaction fees in connection with each acquisition, divestiture, financing, refinancing, merger, recapitalization or other similar transaction by AmWINS or its affiliates in an amount equal to 0.75% of the aggregate gross value of the transaction. To date, we have not been required to pay PCap any of these additional transaction fees. We have agreed in principle to amend the advisory services agreement with PCap such that PCap will receive a fee of the lesser of $2,000,000 or 2.0% of the aggregate gross proceeds to AmWINS from this offering. This fee is included in our offering costs. Approximately 60% of this fee is payable upon completion of this offering, with the remainder payable at the end of 2007. We have also agreed in principle to pay PCap a director services fee of $50,000 per quarter so long as a Parthenon-affiliated director serves on our board, subject to a maximum fee of $400,000. We are required to reimburse PCap for its out-of-pocket expenses in connection with the provision of services under the advisory services agreement. The agreement, as proposed to be amended, will terminate as a result of this offering, subject to our obligation to pay the amounts payable prior to termination and the director services fee described above.

In connection with the Recapitalization, we entered into a registration agreement with Holdings and Parthenon HoldCo. Pursuant to the terms of the agreement, the holders of a majority of the shares owned by

Holdings and Parthenon HoldCo may from time to time request us to register all or any portion of their shares of our common stock for sale under the Securities Act. Parthenon HoldCo and Holdings may also participate and sell all or any portion of their shares of our common stock in any registered offering that we initiate under the Securities Act, subject to certain exceptions. In connection with these offerings, we have agreed to pay all fees and expenses of the offering (excluding underwriting discounts and commissions attributable to shares sold by Parthenon HoldCo or Holdings). In addition, for offerings requested by Parthenon HoldCo or Holdings, we have agreed to reimburse them for the fees and expenses of one counsel. For more information about the registration agreement, see “Shares Eligible for Future Sale — Registration Agreement.”

As part of the Recapitalization, Holdings implemented an equity incentive plan for selected members of management of AmWINS. Awards under the plan consist of “profits-only” equity interests in Holdings that entitle their holders to participate in distributions from Holdings on a pro rata basis if and when Parthenon HoldCo has realized specified rates of return on its investment in Holdings. There are four classes of equity incentive interests under the plan, and these classes participate in distributions from Holdings on a pro rata basis if and to the extent Parthenon HoldCo has realized a designated internal rate of return on its investment in Holdings. In general, 20% of these units vested on October 27, 2006, with the remainder vesting ratably over a four-year period.

Prior to this offering, Holdings owned all of the outstanding shares of our common stock. In connection with this offering, Holdings will distribute approximately 89% of the outstanding shares of our common stock to its members (other than the holders of the incentive equity, as described in the preceding paragraph) in proportion to their relative interests. Holdings will continue to own the remaining shares of our common stock until Holdings is able to determine the amount of distributions payable to the holders of the incentive equity.

For additional information regarding the Recapitalization and related transactions and agreements described above, see “Related Party Transactions and “Management — Holdings Equity Compensation Arrangements.”

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $      million from the sale of shares of our common stock in this offering. This estimate is based upon an assumed initial public offering price of $   per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and offering costs payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $      million.

We intend to use approximately $      million of the net proceeds from this offering to repay up to $      million of the amounts outstanding under our first lien credit facility and all amounts outstanding under our second lien credit facility. At June 30, 2006, approximately $122.1 million of debt was outstanding under our first lien credit facility, and approximately $48.0 million of debt was outstanding under our second lien credit facility. The indebtedness under our first lien credit facility bears interest at LIBOR plus 275 to 350 basis points, depending on our financial ratios. As of June 30, 2006, we were paying an interest rate of approximately 8.34% to 8.5% under this facility. The indebtedness under our second lien credit facility bears interest at LIBOR plus 750 basis points, which was 12.75% at June 30, 2006. Our effective rates of interest are lower than the stated interest rates because we have entered into an interest rate swap agreement, which has a total notional amount of $68.5 million. The interest rate swap causes us to pay interest at a fixed rate of 4.74% and receive interest at the three-month LIBOR each quarter through January 2009. Our first lien credit facility consists of a $123.0 million term loan facility and a $25.0 million revolving line of credit that mature on October 27, 2011. The first lien term loan amortizes in quarterly installments of $307,500. Our second lien credit facility is structured as a $48.0 million term loan, which is payable in full on April 27, 2012. We entered into and borrowed a total of $171.0 million under these two credit facilities in connection with the Recapitalization. See “The Recapitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Senior Secured Credit Facilities.” We intend to use the remaining net proceeds to us from this offering for working capital and general corporate purposes, including possible acquisitions. We have no current agreements or commitments with respect to any acquisitions. Pending such uses, we plan to invest the net proceeds in short-term, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock and do not expect to pay dividends in the foreseeable future. We anticipate that we will retain future earnings, if any, to support our operations and to finance the growth and development of our business. Covenants in our senior secured credit facilities currently prohibit us from paying dividends to holders of our capital stock. In addition, because we are a holding company whose primary assets are the equity interests in our subsidiaries, our ability to pay dividends to our stockholders in the future will depend upon the receipt of distributions from our subsidiaries and their receipt of distributions from their subsidiaries. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, earnings, cash needs, growth plans, legal and contractual requirements and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2006 on:

•	an actual basis; and

•	as adjusted to reflect:

•	the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus); and

•	the application of the estimated net proceeds from this offering as described under “Use of Proceeds.”

You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of
	June 30, 2006
	Actual	As Adjusted
	(in thousands)

Cash and cash equivalents	$24,261

Outstanding debt:
First lien credit facility	$122,078
Second lien credit facility	48,000
Other debt	4,560

Total debt	174,638

Stockholder’s equity:
Preferred Stock, $ par value; shares authorized; no shares issued and outstanding	—
Common Stock, $0.01 par value; 15,000,000 shares authorized; 11,864,858 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	118
Additional paid-in capital	146,644
Retained earnings	4,807
Accumulated other comprehensive income	817

Total stockholder’s equity	152,386

Total capitalization	$327,024

The above table does not include:

•	1,375,000 shares of common stock issuable upon the exercise of warrants issued to Holdings during the third quarter of 2006 with an exercise price of $15.50 per share;

•	572,240 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2006 with a weighted average exercise price of $11.54 per share; and

•	any additional shares of our common stock that we may issue in the future to comply with our agreements to pay additional contingent purchase price in connection with certain business acquisitions. For more information about these agreements, refer to the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contingencies — Contingent Purchase Price for Acquisitions.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of common stock upon completion of this offering.

Our net tangible book value as of June 30, 2006 was approximately $(141.9) million, or $      per share of our common stock. Net tangible book value represents the amount of our total tangible assets minus our total liabilities, divided by the           shares of our common stock that were outstanding on June 30, 2006. Tangible assets represent total assets excluding goodwill and other intangible assets. After giving effect to the sale by us of           shares of our common stock in this offering at an assumed initial public offering price of $      per share (the mid-point of the price range set forth on the cover page of this prospectus) after deducting estimated underwriting discounts and commissions and offering costs, and the application of our estimated net proceeds therefrom as set forth in “Use of Proceeds,” our net tangible book value on June 30, 2006 would have been approximately $      million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to new investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table shows this immediate per share dilution:

Assumed initial public offering price per share	$
Historical net tangible book value per share as of June 30, 2006	$
Increase per share attributable to new investors	$

As adjusted net tangible book value per share after this offering		$

Dilution per share to new investors		$

The following table summarizes, as of June 30, 2006, the differences between the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $      per share, before deducting estimated underwriting discounts and commissions and offering costs payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing stockholders			%	$		%	$
New investors

Total

The discussion and tables above are based on the number of shares of common stock outstanding as of June 30, 2006. The discussion and tables do not include the following shares:

•	shares of common stock that may be issued pursuant to the underwriters’ over-allotment option;

•	1,375,000 shares of common stock issuable upon the exercise of warrants issued to Holdings during the third quarter of 2006 with an exercise price of $15.50 per share;

•	572,240 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2006 with a weighted average exercise price of $11.54 per share; and

•	additional shares of our common stock that we may issue in the future to comply with our agreements to pay additional contingent purchase price in connection with certain business acquisitions. For more information about these agreements, refer to the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contingencies — Contingent Purchase Price for Acquisitions.”

To the extent any such shares of common stock are issued, new investors may experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth:

•	our statement of operations data for:

•	the years ended December 31, 2001, 2002, 2003 and 2004;

•	the period from January 1, 2005 to October 27, 2005, the date of the Recapitalization, the period from October 28, 2005 to December 31, 2005, and on a “combined” basis for all of 2005; and

•	the six months ended June 30, 2005 and 2006; and

•	our balance sheet data as of December 31, 2001, 2002, 2003, 2004, 2005 and June 30, 2006.

You should read the following selected consolidated financial data in conjunction with our audited and unaudited consolidated financial statements, including the notes to the financial statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “The Recapitalization” included elsewhere in this prospectus. In the table below and throughout this prospectus, we refer to AmWINS as our “Predecessor” for all periods prior to October 27, 2005, the date of the Recapitalization, and as our “Successor” for all periods following the Recapitalization. As a result of the Recapitalization, we have applied push-down accounting, as required by SAB No. 54 and EITF D-97, which resulted in a partial write-up in the fair value of our net assets, by approximately $84.1 million at October 27, 2005. As a result, our basis of accounting differs from that prior to the Recapitalization, which affects the comparability of our financial data. In addition, since 2001, we have acquired a significant number of businesses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions and Dispositions.” As a result of these acquisitions and the Recapitalization, our financial information for the periods shown below may not be directly comparable.

We derived the following statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data at December 31, 2004 and December 31, 2005 from our audited consolidated financial statements appearing elsewhere in this prospectus. We derived the following statement of operations data for the years ended December 31, 2001 and 2002 and the balance sheet data at December 31, 2001, 2002 and 2003 from our unaudited consolidated financial statements that are not included in this prospectus. We derived the statement of operations data for the six months ended June 30, 2005 and 2006 and the balance sheet data at June 30, 2006 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in these statements. The results of operations for the interim periods are not necessarily indicative of our results of operations for the full year.

						For the	Combined
						Period from	Year
					For the Period	October 28 to	Ended		Six Months Ended
	Years Ended December 31,				Ended October 27,	December 31,	December 31,		June 30,
	2001	2002	2003	2004	2005	2005	2005		2005	2006
	Predecessor				Predecessor	Successor			Predecessor	Successor
	(in thousands, except per share data)
Statement of Operations Data:(a)
Commissions and fees	$13,259	$36,160	$57,681	$83,452	$110,791	$29,722	$140,513		$56,573	$82,607
Other income	693	(652)	503	1,152	850	906	1,756		384	3,310

Total revenues	13,952	35,508	58,184	84,604	111,641	30,628	142,269		56,957	85,917
Employee compensation and benefits (including non-cash equity compensation of $349 for the six months ended June 30, 2006)(b)	10,994	21,163	37,594	52,523	66,412	17,388	83,800		36,187	52,217
Other operating expenses	5,629	7,851	13,421	16,588	19,431	5,498	24,929		10,478	16,311
Depreciation	1,410	1,318	1,256	1,475	1,855	536	2,391		858	1,639
Amortization	2,044	1,261	2,068	3,873	5,716	636	6,352		2,945	2,368

Total operating expenses	20,077	31,593	54,339	74,459	93,414	24,058	117,472		50,468	72,535

Operating (loss) income	(6,125)	3,915	3,845	10,145	18,227	6,570	24,797		6,489	13,382
Interest expense	466	290	288	2,498	8,516	2,949	11,465		3,939	8,274
Restructuring	1,056	—	—	—	—	—	—		—	—
Loss on disposal of subsidiary	2,365	—	—	—	—	—	—		—	—
Loss on extinguishment of debt(c)	—	—	—	994	9,799	—	9,799		1,731	—

(Loss) income before income taxes and minority interest and discontinued operations	(10,012)	3,625	3,557	6,653	(88)	3,621	3,533		819	5,108
Minority interest	—	(153)	(258)	(67)	—	—	—		—	—
Income tax (benefit) expense	(15)	(4,380)	406	2,930	772	1,503	2,275		503	2,419

(Loss) income from continuing operations	(9,997)	8,158	3,409	3,790	(860)	2,118	1,258		316	2,689
Income from discontinued operations, net of minority interest and income taxes	903	866	812	578	—	—	—		—	—
Loss on sale of discontinued operations(d)	—	—	—	(67)	—	—	—		—	—

Net (loss) income	$(9,094)	$9,024	$4,221	$4,301	$(860)	$2,118	$1,258		$316	$2,689

(Loss) income from continuing operations per share:
Basic	$(0.95)	$0.76	$0.31	$0.31	$(0.07)	$0.19	$0.10	(e)	$0.03	$0.24
Diluted	$(0.95)	$0.76	$0.31	$0.31	$(0.07)	$0.19	$0.10	(e)	$0.03	$0.23
Income from discontinued operations per share:
Basic	$0.09	$0.08	$0.07	$0.05	$—	$—	$—		$—	$—
Diluted	$0.09	$0.08	$0.07	$0.05	$—	$—	$—		$—	$—
Loss on sale of discontinued operations per share:
Basic	$—	$—	$—	$(0.01)	$—	$—	$—		$—	$—
Diluted	$—	$—	$—	$(0.01)	$—	$—	$—		$—	$—
(Loss) income per share:
Basic	$(0.86)	$0.84	$0.38	$0.35	$(0.07)	$0.19	$0.10	(e)	$0.03	$0.24
Diluted	$(0.86)	$0.84	$0.38	$0.35	$(0.07)	$0.19	$0.10	(e)	$0.03	$0.23
Weighted average shares:
Basic	10,544	10,682	11,124	12,142	12,444	11,321	12,249		12,438	11,385
Diluted	10,544	10,707	11,173	12,202	12,444	11,416	12,307		12,489	11,465

	As of December 31,				As of December 31,	As of June 30,
	2001	2002	2003	2004	2005	2006
	Predecessor				Successor	Successor
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,736	$8,626	$9,539	$10,055	$19,151	$24,261
Goodwill	8,863	29,806	39,100	82,102	243,409	252,161
Other identifiable intangible assets, net	3,387	13,294	13,229	26,904	42,292	42,128
Total assets	63,121	188,838	212,609	267,185	622,495	655,623
Total debt	9,912	3,406	5,850	37,895	171,299	174,638
Stockholder’s equity	6,939	50,722	62,450	79,680	144,081	152,386

(a)	See “Management’s Discussion and Analysis of Financial Position and Results of Operations — Acquisitions and Dispositions,” for information regarding our acquisitions and dispositions during these periods, which affect the comparability of our financial data for these periods.

(b)	We adopted the provisions of SFAS No. 123(R) as of January 1, 2006, which resulted in the recognition of expense for the period ended June 30, 2006. See Note 1 to our 2005 consolidated financial statements for the pro forma effect of recording this expense in prior periods before adoption of SFAS No. 123(R).

(c)	Reflects the write-off of unamortized financing fees and expenses and associated prepayment fees related to the refinancing of previous credit facilities.

(d)	In November 2004, we sold our premium finance business. The results of operations of this business are segregated and reported as discontinued operations in each of the four years ended December 31, 2004.

(e)	We calculated our earnings per share for the 2005 combined period by dividing our combined net income for 2005 by our weighted average outstanding shares for 2005. Our earnings per share data for 2005 do not necessarily equal the total of our earnings per share for the period prior to the Recapitalization (January 1, 2005 to October 27, 2005) and following the Recapitalization (October 28, 2005 to December 31, 2005) due to differences caused by the number of our weighted average shares outstanding for these periods.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of AmWINS, the historical combined financial statements of Stewart Smith Group and the historical consolidated financial statements of Communitas, Inc. (Communitas) which are included elsewhere in this prospectus. Certain amounts presented in the historical consolidated financial statements of Communitas have been reclassified to conform to the presentation that follows. The unaudited pro forma condensed combined financial statements give effect to:

•	our acquisition of Stewart Smith Group, which was completed on April 13, 2005;

•	the Recapitalization, which was completed on October 27, 2005;

•	our acquisition of Communitas, which was completed on April 21, 2006; and

•	the borrowing of an aggregate of $171.0 million under our current first lien and second lien credit facilities in connection with the Recapitalization.

For additional information regarding these transactions, see “The Recapitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions and Dispositions.”

The following unaudited pro forma condensed combined financial statements have been prepared in accordance with the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2005 give effect to the transactions described above as if they had been completed on January 1, 2005. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2006 give effect to our acquisition of Communitas as if it had been completed on January 1, 2005.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and accompanying notes of AmWINS, Stewart Smith Group and Communitas, which are included elsewhere in this prospectus. The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the consolidated results of operations that we would have reported had these transactions been completed as of the date presented, and should not be taken as representative of our future consolidated results of operations.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the year ended December 31, 2005

	Historical
	AmWINS	Stewart		Total	Pro Forma		Pro Forma
	Combined	Smith Group	Communitas	Acquisitions	Adjustments		Total
	(in thousands, except per share data)

Statement of Operations Data:
Commissions and fees	$140,513	$13,314	$11,031	$24,345	$—		$164,858
Other income	1,756	504	—	504	—		2,260

Total revenues	142,269	13,818	11,031	24,849	—		167,118
Employee compensation and benefits	83,800	8,606	6,958	15,564	—		99,364
Other operating expenses	24,929	4,472	4,287	8,759	—		33,688
Depreciation	2,391	91	601	692	—		3,083
Amortization	6,352	9	—	9	(2,498	)(a)	4,645
					662	(b)
					120	(c)

Total operating expenses	117,472	13,178	11,846	25,024	(1,716)		140,780

Operating income (loss)	24,797	640	(815)	(175)	1,716		26,338
Interest expense	11,465	42	271	313	2,261	(d)	14,039
Loss on extinguishment of debt	9,799			—	(8,068	)(e)	1,731

Income (loss) before income taxes	3,533	598	(1,086)	(488)	7,523		10,568
Income tax expense	2,275	205	—	205	2,934	(f)	5,414

Net income (loss)	$1,258	$393	$(1,086)	$(693)	$4,589		$5,154

Income per share:
Basic	$0.10						$0.46
Diluted	$0.10						$0.46
Weighted average shares:
Basic	12,249				129	(g)	11,208
					(1,170	)(h)
Diluted	12,307				129	(g)	11,266
					(1,170	)(h)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the six months ended June 30, 2006

	Historical
	AmWINS		Pro Forma		Pro Forma
	Combined	Communitas	Adjustments		Total
	(in thousands, except per share data)

Statement of Operations Data:
Commissions and fees	$82,607	$3,688	—		$86,295
Other income	3,310	—	—		3,310

Total revenues	85,917	3,688	—		89,605
Employee compensation and benefits (including non-cash equity compensation of $349 for the six months ended June 30, 2006)	52,217	2,181	—		54,398
Other operating expenses	16,311	1,677	—		17,988
Depreciation	1,639	251	—		1,890
Amortization	2,368	—	40	(i)	2,408

Total operating expenses	72,535	4,109	40		76,684

Operating income (loss)	13,382	(421)	(40)		12,921
Interest expense	8,274	41	—		8,315

Income (loss) before income taxes	5,108	(462)	(40)		4,606
Income tax expense (benefit)	2,419	—	(16	)(f)	2,403

Net income (loss)	$2,689	$(462)	$(24)		$2,203

Income per share:
Basic	$0.24				$0.19
Diluted	$0.23				$0.19
Weighted average shares:
Basic	11,385		79	(j)	11,464
Diluted	11,465		79	(j)	11,544

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(a) Reflects the reduction in amortization of definite-lived intangible assets resulting from the Recapitalization that would have been incurred by AmWINS had the Recapitalization occurred on January 1, 2005. In connection with the Recapitalization, we partially revalued our assets to their fair value, which resulted in an increase in the recorded amount of definite-lived intangible assets and an increase in the useful lives over which these assets are amortized. The net impact of these changes in definite-lived intangible assets resulted in a reduction in amortization. See Note 1 to our 2005 consolidated financial statements for our policy regarding amortization of identifiable intangible assets.

(b) Reflects additional amortization of definite-lived intangible assets resulting from the Stewart Smith Group acquisition that would have been incurred by AmWINS had the acquisition occurred on January 1, 2005. See Note 1 to our 2005 consolidated financial statements for our policy regarding amortization of identifiable intangible assets.

(c) Reflects additional amortization of definite-lived intangible assets resulting from the Communitas acquisition that would have been incurred by AmWINS had the acquisition occurred on January 1, 2005. See Note 1 to our 2005 consolidated financial statements for our policy regarding amortization of identifiable intangible assets.

(d) Reflects additional interest expense that would have been incurred assuming we refinanced our debt in connection with the Recapitalization on January 1, 2005.

Repayment of prior debt:

Interest and amortization of financing fees	$(8,829)

New borrowings:
New first lien term loan at LIBOR plus 325 basis points	6,702
New second lien term loan at LIBOR plus 750 basis points	3,858
Amortization of financing fees related to the above items	530

11,090

Pro forma increase in interest expense	$2,261

Our rates of interest on substantially all the debt we incurred in connection with the Recapitalization are based on three-month LIBOR. As such, we used the daily average of three-month LIBOR to calculate the interest we would have incurred from January 1, 2005 to the date of the Recapitalization had the Recapitalization occurred on January 1, 2005.

If the variable interest rate used above increases or decreases by 12.5 basis points, the annualized effect of that change would be to increase or decrease interest expense by $176,000.

(e) Reflects the elimination of loss on extinguishment of debt associated with the Recapitalization. These charges were incurred in connection with the refinancing of debt incurred in connection with the acquisition of Stewart Smith Group in April 2005. We would not have recognized these charges had we completed the Recapitalization and our acquisition of Stewart Smith Group on January 1, 2005.

(f) Reflects a 39% effective tax rate applied to the incremental pro forma income (loss) before income taxes. The effective tax rate was based on a federal statutory rate of 34% and a blended state tax rate of 5%, net of federal benefit.

(g) Reflects the impact of additional shares issued in connection with the Communitas acquisition assuming the shares were issued on January 1, 2005.

(h) Reflects the impact of the redemption of shares in connection with the Recapitalization.

(i) Reflects additional amortization of definite-lived intangible assets resulting from the Communitas acquisition that would have been incurred by AmWINS had the acquisition occurred on January 1, 2005.

(j) Reflects the impact of additional shares issued in connection with the Communitas acquisition assuming the shares were issued on January 1, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. This discussion includes forward-looking statements that involve risks and uncertainties which may cause our actual results to differ materially from those anticipated in these forward-looking statements. For more information about these risks and uncertainties, refer to “Forward-Looking Statements” and “Risk Factors.”

Overview

We are a leading wholesale distributor of specialty insurance products and services. We operate our business through three divisions, as follows:

•	Property & Casualty Brokerage. Our Property & Casualty Brokerage division distributes property and casualty insurance products through our retail insurance brokerage clients.

•	Specialty Underwriting. Our Specialty Underwriting division operates our MGU programs. As an MGU, we have contractual authority from various insurance carriers to underwrite, bind, issue and administer insurance policies on their behalf. This division also distributes its products through our retail insurance brokerage clients.

•	Group Benefits. Our Group Benefits division distributes group benefit insurance products through retail insurance brokerage clients and provides related administrative services.

The Recapitalization

On October 27, 2005, we completed the transactions described in “The Recapitalization.” As a result of the Recapitalization, we have applied push-down accounting, as required by SAB No. 54 and EITF D-97, which resulted in a partial write-up in the fair value of our net assets by approximately $84.1 million at October 27, 2005. For more information regarding the accounting treatment of the Recapitalization, refer to “The Recapitalization” and Note 1 to our 2005 consolidated financial statements included elsewhere in this prospectus.

As a result of the Recapitalization, our basis of accounting differs from that prior to the Recapitalization. Therefore, our financial data with respect to periods prior to the Recapitalization may not be comparable to the data for the periods subsequent to the Recapitalization. Our results of operation data shown in “Selected Financial Data” for the year ended December 31, 2005 reflect our historical results for the period prior to the Recapitalization, our historical results for the period after the Recapitalization and a total “combined” presentation reflecting the sum of these two periods. Although it is generally not permissible under generally acceptable accounting principles to combine pre-Recapitalization and post-Recapitalization periods, for comparison purposes we have done so in “Selected Consolidated Financial Data” above, and we have also based our discussion below of full-year 2005 results on our combined results for 2005.

Acquisitions and Dispositions

Acquisitions of businesses have been and will continue to be part of our growth strategy. We historically have used a combination of cash, seller notes and equity to pay the purchase price of our acquisitions. The following table summarizes our acquisition activity since January 1, 2003 and the allocation of the initial purchase price among these forms of consideration:

				Six Months Ended
	Years Ended December 31,			June 30,
	2003	2004	2005	2006
	(in thousands, except number of acquisitions closed)

Number of acquisitions closed	2	2	1	2
Consideration:[1]
Cash	$1,965	$40,229	$100,000	$7,300
Equity	3,412	11,688	—	2,000
Seller notes	2,999	2,000	—	—

Total consideration	$8,376	$53,917	$100,000	$9,300

1	These numbers exclude the effect of any working capital or related adjustments made when we completed these acquisitions and do not include any amounts paid or payable by us as additional purchase price based on the performance of the acquired businesses. These amounts also exclude transaction expenses and any cash acquired as part of the acquisition.

We have structured a number of our acquisitions to provide for contingent purchase price payments that depend upon the business reaching specified financial targets in the future (commonly referred to as earnouts). See “— Commitments and Contingencies —  Contingent Purchase Price for Acquisitions.” We generally pay this contingent purchase price in a combination of cash and equity and account for these payments as an increase to the purchase price of the business acquired. We may use this structure for any acquisitions we complete in the future.

During 2006, we acquired Communitas and the policy administration division of CBCA Administrators, Inc. (CBCA), two businesses based in Texas, to expand the products and services we provide through our Group Benefits division. One business provides group benefit claims administration services, which we historically had not provided, and the other business provides several unique administrative services for insurance company clients as well as premium administration services for associations similar to certain existing services provided by our Group Benefits division. Additionally in August 2006, we entered into an agreement to sell certain assets of our Specialty Underwriting division to a start-up insurance company. If this transaction is completed, we expect to receive total consideration of approximately $3.6 million and record a gain of approximately $3.4 million. We expect this transaction to close in the fourth quarter of 2006.

In April 2005, we acquired Stewart Smith Group from Willis for $100.0 million. This acquisition is our largest acquisition to date. Stewart Smith Group operated Willis’ property and casualty wholesale brokerage operation. By acquiring Stewart Smith Group, we expanded our geographic presence, added a significant number of new brokers and gained a significant business relationship with Willis. For more information about Stewart Smith Group, see “Unaudited Pro Forma Condensed Combined Financial Statements” and the audited combined financial statements of Stewart Smith Group included elsewhere in this prospectus.

In 2004, we completed the following transactions:

•	acquired The Quaker Agency of the South, Inc. (Quaker), a property and casualty wholesale insurance brokerage business based in Charlotte, North Carolina;

•	acquired Property Risk Services LLC (PRS), a wholesale insurance brokerage firm based in New Jersey that specializes in the placement of large complex property accounts; and

•	sold Capitol Payment Plan, Inc., a premium finance business.

In 2003, we completed the following transactions:

•	acquired the New Jersey office of a national wholesale insurance brokerage firm engaged primarily in the placement of property and casualty insurance products;

•	acquired an MGU firm, Seaboard Underwriters, Inc. and its affiliates (together, Seaboard), based in North Carolina; and

•	sold a small retail benefits brokerage firm that placed group medical insurance products for companies located primarily in the state of New Jersey.

Although we believe that we will continue to have opportunities to complete acquisitions in the future, there can be no assurance that we will be successful in identifying and completing additional acquisitions. Acquisitions involving a purchase price paid at closing in excess of $3.0 million require approval of the lenders under our senior secured credit facilities. Any change in our financial results, financial condition or markets could affect our ability to identify and complete acquisitions.

As a result of our acquisitions, our results for the periods discussed below and shown in “Selected Consolidated Financial Data” may not be directly comparable. The financial statements of Stewart Smith Group, Quaker and Communitas have been included in this prospectus pursuant to the requirements of Rule 3-05 of Regulation S-X.

Revenues

The following table sets forth revenues for each of our divisions, expressed as a percentage of total revenues for the periods indicated:

				Six Months Ended
	Years Ended December 31,			June 30,
	2003	2004	2005*	2005	2006

Property & Casualty Brokerage	49.0%	57.3%	72.0%	67.9%	73.3%
Specialty Underwriting	30.7%	23.3%	13.8%	15.5%	8.7%
Group Benefits	19.6%	18.8%	13.8%	16.6%	17.8%
Other(a)	0.7%	0.6%	0.4%	0.0%	0.2%

Total	100%	100%	100%	100%	100%

*	Shown on a combined basis.

(a)	Reflects revenues not generated by our reportable segments.

Commissions and Fees.  Our commissions and fees consist of commissions paid by insurance companies and fees paid for services we provide, net of the portion of the commissions and fees we pay to retail insurance brokers. For certain placements, we also charge additional fees that are billed to our retail insurance brokerage clients. The commissions we receive from insurance carriers typically are calculated as a percentage of the premiums paid for the insurance products we distribute. For property and casualty products, we typically earn our commissions on the later of the effective date of the policy or the date coverage is bound. For group benefits products and services, we typically earn our commissions and administrative fees monthly based on eligible enrollment for each plan. We pay our retail insurance brokerage clients a portion of the gross commissions we receive from insurance carriers for placing all types of insurance. Insurance carriers often pay a greater commission rate to wholesale insurance brokers than to retail insurance brokers. Thus, we frequently are able to pay our retail insurance broker clients the same commission rates they would receive if they placed the business directly with an insurance carrier.

Because commission revenues are generally calculated as a percentage of the premiums paid for a policy, they are affected by fluctuations in the amount of premium charged by insurance carriers. These premiums fluctuate based on, among other factors, the amount of capital available in the insurance marketplace, the type of risk being insured, the nature of the insured party, and the amount of insurance purchased. If premiums increase or decrease, our revenues typically move in a corresponding fashion. In a declining premium rate environment, the resulting decline in our revenue may be offset, in whole or in part, by an increase by insurance carriers of their commission rates and the fact that insured parties may use the savings generated by the reduction in premium rates to purchase greater coverage. In an increasing pricing environment, the resulting increase in our revenue may be offset, in whole or in part, by a decrease by insurance carriers of their commission rates and the fact that insured parties may determine to reduce the amount of coverage they purchase.

The market for property and casualty insurance products is cyclical from a capacity and pricing perspective. In 2001, capital available to underwrite property and casualty insurance contracted significantly, primarily due to realized underwriting losses from earlier years, lower returns on investments and the effect of the September 11, 2001 terrorist attacks, which resulted in increasing premium rates. We refer to a period of reduced capacity and rising premium rates as a “hard” market. During 2004, we began to see an increase in underwriting capacity for property insurance products, which resulted in declining premium rates for most lines of property insurance that we place. We refer to a period of increased capacity for insurance and decreasing premium rates as a “soft” market. Although this trend continued well into 2005, the consequences of Hurricanes Katrina, Rita and Wilma significantly reduced capacity and increased prices within the property market, which accelerated in 2006, primarily as a result of increased reinsurance costs for the primary insurance carriers. Our casualty lines of business have not experienced the same trend toward higher pricing and have experienced declining rates in 2006.

The market for group benefit insurance is dominated by health insurance products. Premium rates in the health insurance industry have increased steadily in recent years due to increasing health care costs, offset slightly by declining employment levels. According to the Employee Benefit Research Institute, total spending on employee benefits, excluding retirement savings benefits, grew from an estimated $446.8 billion in 1999 to an estimated $686.1 billion in 2005, accounting for approximately 10.3% of employers’ total spending on compensation in 2005. A substantial part of our Group Benefits revenues is derived from retiree medical and prescription drug plans, reflecting a trend by employers to reduce or eliminate the cost of providing health benefits to retired employees. The retiree medical and prescription drug plans that we distribute and administer often allow companies and governmental entities to reduce or eliminate this benefit while providing their retirees with an alternative insured plan at attractive group rates.

Gross commission rates for the property and casualty insurance products that we distribute, whether acting as a wholesale broker or as an MGU, generally range from 10% to 25% of the annual premium for the policy. Commissions for our Property & Casualty Brokerage business, net of commissions paid to retail insurance brokers, typically range from 4% to 12%, and net commissions for our Specialty Underwriting business generally range from 7% to 12%. Gross commission rates for the group benefit insurance products that we distribute generally range from 2% to 15% of the annual premium for the policy, and our net commissions from these products usually range from 1% to 10% of the gross premium.

Our revenues fluctuate seasonally based on policy renewal dates in our Property & Casualty Brokerage and Specialty Underwriting divisions. July and December are our largest revenue months due to the concentration of renewals on July 1st and December 31st. Accordingly, our revenues in the first two calendar quarters of any year historically have been lower than our revenues in the following two quarters. In addition, our quarterly revenues may be affected by new placements, cancellations or non-renewals of large property and casualty policies, because commission revenue is earned on the effective date as opposed to ratably over the year.

Other Income.  We also generate additional revenues, which we classify as other income, from other commissions and fees. Other income includes profit-based contingent commissions earned by some of our MGU programs and a profit commission we receive from a related party reinsurance entity with respect to our Group Benefits prescription drug product. These profit commissions are based on the profitability of the business that we underwrite or broker on the insurance carrier’s behalf. Profit-based contingent commissions typically range from 1% to 5% of the annual premium and are generally paid within 75 to 180 days after year end. We record these commissions as other income when they are paid, unless we have the necessary information to calculate them during the period they are earned. We receive virtually no volume-based contingent commissions from insurance carriers. However, from time to time, we pay certain retail insurance brokerage clients additional commissions depending on the volume of business they do with us, and we account for these additional commissions as a reduction to other income in the periods the related revenue is earned from the placement of business for these retail insurance brokers. Other income also includes actuarial and consulting services provided by our corporate division and investment income that consists primarily of interest earned on premiums collected and held in a fiduciary capacity before being remitted to insurance carriers.

Expenses

Our most significant operating expenses relate to employee compensation, including bonuses and benefits, and other operating expenses, which consist primarily of rent, insurance, professional fees, technology costs, travel and entertainment and advertising. Compensation for a majority of our brokers is based on a percentage of the revenues they generate, after deducting their base salary compensation. Bonuses for the remaining employees are discretionary based on an evaluation of their individual performance and the performance of their particular office as well as our entire firm. A substantial portion of our depreciation and amortization expense consists of amortization of definite-lived intangible assets, such as purchased customer accounts and noncompete agreements, which were acquired as part of our business acquisitions. We also have interest expense relating to our credit facilities and seller notes issued in our business acquisitions.

The following table sets forth these operating expenses as a percentage of revenue for the periods indicated:

				Six Months Ended
	Years Ended December 31,			June 30,
	2003	2004	2005*	2005	2006

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Employee compensation and benefits	64.6%	62.1%	58.9%	63.5%	60.8%
Other operating expenses	23.1%	19.6%	17.5%	18.4%	19.0%
Depreciation and amortization	5.7%	6.3%	6.1%	6.7%	4.7%
Interest expense	0.5%	3.0%	8.1%	6.9%	9.6%

*	Shown on a combined basis.

Results of Operations

Overview

Our business has grown substantially since January 1, 2003. Revenues for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006 have grown, period over period, by 63.9%, 45.4%, 68.2% and 50.8%, respectively. From 2003 to 2005, our operating income increased by $21.0 million, or 553%, from $3.8 million to $24.8 million. This growth was driven by both acquisitions and organic growth, as described in the next paragraph. Our organic revenue growth for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006 was 13.3%, 19.1%, 14.4% and 17.7%, respectively.

Although we have acquired a number of businesses since January 1, 2003, we focus on our ability to generate organic revenue growth. We calculate organic revenue by comparing the change in our revenues, period over period, excluding revenues of businesses acquired during the first 12 months following the acquisition date. We include revenues from acquired businesses in the current period and base period beginning in the 13th month following the acquisition date, as both periods will fully reflect the revenues of the acquired business. The only exception we have made to our approach to calculating organic growth relates to our acquisition of Stewart Smith Group, which we acquired on April 13, 2005. We fully integrated Stewart Smith Group with our other Property & Casualty Brokerage businesses effective January 1, 2006, and we are unable to identify separately its operating results after January 1, 2006. We have audited operating results for Stewart Smith Group for the entire 2005 year, and we have measured our organic growth for all periods in 2006 by comparing our 2006 results of operations to the comparable period in 2005 on a pro forma basis with the operating results of Stewart Smith Group included for all of 2005. With respect to the disposition of

Capitol Payment Plan, Inc. (CPP), we have excluded the revenue of CPP in all years for purposes of calculating organic growth in all years presented. This approach is consistent with the presentation of CPP as discontinued operations in our consolidated financial statements.

Our Property & Casualty Brokerage division has generated a majority of our revenues since January 1, 2003, and its operating results include the effects of the industry cycles in the property and casualty market. Our Property & Casualty Brokerage business generally performs better in hard markets characterized by increasing premium rates, although our operating results depend also on market factors affecting the specific types of products we place. General market conditions for property and casualty insurance products have fluctuated over the last five years. Commencing in 2001, premium rates generally increased across all lines of property and casualty markets before stabilizing during late 2003 and declining in 2004 and 2005. Following the effects of the 2005 hurricane season, premium rates for property insurance began to increase substantially. This trend did not occur in the casualty lines in which we operate, which continue to experience a declining rate environment.

Unlike the property and casualty market, the market for group benefits, particularly group health products, has continued to experience rate increases over the past five years. We historically have experienced a high level of recurring revenues in our Group Benefits division, primarily because of the fact that employers who sponsor many of the health, retiree medical and retiree prescription drug plans we distribute have outsourced the administration of these plans to us, which makes it more difficult to change plans.

A number of factors relating to our acquisition growth affected our income from continuing operations from January 1, 2003 through December 31, 2005, including the effect of additional amortization of definite-lived intangible assets acquired as part of these acquisitions, the impact of additional debt we have incurred to finance certain of these acquisitions and the effect of refinancing our debt. Our annualized amortization and interest expense increased, in the aggregate, from $2.4 million in 2003 to $17.8 million in 2005. Moreover, since January 1, 2003, we have refinanced our debt on three occasions: in February 2004 in connection with our acquisition of PRS, in April 2005 in connection with our acquisition of Stewart Smith Group and in October 2005 in connection with the Recapitalization. In 2005, we incurred a loss on the early extinguishment of debt of $9.8 million, compared to a similar charge of $1.0 million in 2004.

As a private company, we have incurred a substantial amount of debt to fund our acquisition growth as well as the repurchase of shares in connection with the Recapitalization. We intend to use a portion of the net proceeds from this offering to repay a substantial amount of the debt outstanding under our current credit facilities, thus reducing our interest cost going forward and substantially decreasing our debt-to-equity ratio. This repayment will result in a prepayment penalty of $0.5 million and a pro-rata write-off of unamortized debt issuance costs of approximately $1.1 million.

Segment Operating Results

We conduct our business through three divisions: (i) Property & Casualty Brokerage; (ii) Specialty Underwriting; and (iii) Group Benefits. We do not allocate certain revenues and costs to our operating divisions, and these items are shown as “Other.” These items primarily consist of corporate-related income and expenses, including corporate overhead, amortization, depreciation, interest income and expense and income taxes, as well as inter-segment eliminations. We measure the profitability of our operating divisions without allocation of the expenses classified as “Other.” We refer to this measure of profitability as segment income (loss). The variability of our segment operating margins is affected by our revenues because a significant component of our operating expenses is fixed. Our revenues are affected by many factors, including the prevailing commission rates, the cyclical nature of many of our markets, particularly the E&S lines market, and other economic factors that may affect our business. A significant portion of our segment expenses are fixed and therefore difficult to adjust in response to short-term revenue fluctuations. Conversely, this fixed cost structure may benefit us as revenue grows. These fixed expenses consist of lease expenses under long-term office lease agreements, employee benefits expense and fixed compensation payable to our employees. Certain other segment expenses such as bonus compensation payable based on revenue generation, particularly in our Property & Casualty Brokerage division, are variable. For additional information regarding segment revenues and operating expenses, refer to Note 13 of our 2005 consolidated financial statements included elsewhere in this prospectus.

The following table reconciles segment information to our consolidated results and provides a summary of other key financial information for each segment.

				Six Months Ended
	Year Ended December 31,			June 30,	June 30,
	2003	2004	2005*	2005	2006
	(in thousands)

Revenue
Property & Casualty Brokerage	$28,504	$48,476	$102,496	$38,693	$62,970
Specialty Underwriting	17,905	19,716	19,592	8,811	7,484
Group Benefits	11,379	15,890	19,623	9,441	15,268
Other	396	522	558	12	195

Total	$58,184	$84,604	$142,269	$56,957	$85,917

Segment income (loss)
Property & Casualty Brokerage	$3,730	$10,491	$26,702	$7,504	$19,518
Specialty Underwriting	4,709	4,762	3,865	1,364	238
Group Benefits	3,153	5,624	7,718	3,509	4,909
Other	(4,423)	(5,384)	(4,745)	(2,085)	(7,276)

Total	7,169	15,493	33,540	10,292	17,389

Depreciation	1,256	1,475	2,391	858	1,639
Amortization	2,068	3,873	6,352	2,945	2,368
Interest expense	288	2,498	11,465	3,939	8,274
Loss on extinguishment of debt	—	994	9,799	1,731	—

Total	3,612	8,840	30,007	9,473	12,281

Income before income taxes	$3,557	$6,653	$3,533	$819	$5,108

*Shown on a combined basis.

Six Months Ended June 30, 2006 Compared with Six Months Ended June 30, 2005

Revenues

Commissions and Fees.  Commissions and fees increased $26.0 million, or 46.0%, to $82.6 million for the six months ended June 30, 2006, compared to the same period in 2005. Acquisitions accounted for approximately $16.0 million of the revenue growth, with the remaining $10.0 million generated from our existing businesses, resulting in an organic growth rate of approximately 17.7%. This organic growth was attributable primarily to growth in our Property & Casualty Brokerage and Group Benefits divisions.

The organic growth of approximately $10.2 million in Property & Casualty Brokerage was attributable to the hardening property market in the first part of 2006. In addition to significant rate increases, insurance carriers sharply reduced the limits of insurance they were willing to underwrite during this period. These market conditions have required some insured parties to increase the number of insurance carriers participating in their insurance programs to be able to buy the limits they require, which has contributed to our organic growth.

Our Group Benefits division’s organic growth of $1.1 million for the six months ended June 30, 2006 was driven primarily by new accounts using the retiree medical and prescription drug products we distribute. Our Specialty Underwriting division’s revenue declined by $1.3 million primarily due to a decline in revenue from our commercial trucking MGU program due to the termination of its underwriting contract with the insurance carrier. This operation is in the process of replacing the single national underwriting contract with a number of regional underwriting contracts.

Other Income.  Other income increased $2.9 million to $3.3 million for the six months ended June 30, 2006, compared to the same period in 2005. This increase is primarily attributable to an increase in investment income and an increase in profit commission income from our Group Benefits division. The increase in investment income was primarily attributable to greater fiduciary cash balances as a result of our acquisition of Stewart Smith Group in April 2005 and to increased interest rates earned on those balances.

Expenses

Operating Expenses

Employee Compensation and Benefits.  Employee compensation and benefits expenses increased $16.0 million, or 44.3%, to $52.2 million for the six months ended June 30, 2006, compared to the same period in 2005. This growth was primarily due to additional personnel, including personnel of acquired businesses, increased bonus expense attributable to our revenue-based bonus compensation plan for our brokers and rate increases on our corporate sponsored benefit plans. As a percentage of revenues, compensation and employee benefits expenses were 60.8% for the first six months of 2006 compared to 63.5% for the comparable 2005 period. This decrease primarily reflects the fact that many of our employee compensation and benefit expenses are fixed and did not increase in proportion to revenue increases. We incurred $0.3 million in non-cash equity compensation in 2006 as a result of the adoption of SFAS No. 123(R). SFAS No. 123(R) requires that compensation cost be recognized for all equity-based awards granted on or after January 1, 2006 and for all equity-based awards granted prior to January 1, 2006 that remain unvested as of that date.

Other Operating Expenses.  Other operating expenses increased $5.8 million, or 55.7%, to $16.3 million for the six months ended June 30, 2006 compared to the same period in 2005. This increase was primarily attributable to additional expenses associated with businesses acquired in 2005 and 2006. As a percentage of revenue, other operating expenses were 19.0% in the first six months of 2006, compared to 18.4% for the same period in 2005. The increase was attributable to a $0.5 million management fee paid to an affiliate of Parthenon Capital. See “Related Party Transactions.” There was no comparable management fee during the first six months of 2005.

Depreciation.  Depreciation increased $0.8 million, or 91%, to $1.6 million for the six months ended June 30, 2006, compared to the same period in 2005. The increase in depreciation was primarily due to capital expenditures on new computers, leasehold improvements and software and depreciation associated with assets of acquired businesses.

Amortization.  Amortization decreased $0.6 million, or 19.6%, to $2.4 million for the six months ended June 30, 2006, compared to the same period in 2005. The decrease was due to an increase in the estimated useful lives of our definite-lived intangible assets resulting from the partial revaluation of our assets in connection with the Recapitalization.

Non-Operating Expenses

Interest Expense.  Interest expense increased $4.3 million, or 110.1%, to $8.3 million for the six months ended June 30, 2006, compared to the same period in 2005. This increase was attributable to debt incurred in connection with our acquisition of Stewart Smith Group and the Recapitalization. In April 2005, we increased our debt by $114.8 million in connection with our acquisition of Stewart Smith Group (including transaction expenses and $8.2 million of working capital for general corporate purposes), and in October 2005 we increased our debt by an additional $21.6 million in connection with the Recapitalization. Additionally, our average cost of borrowing was higher for the first six months of 2006 compared to the first six months of 2005, which contributed to the increase in interest expense.

Loss on Extinguishment of Debt.  In April 2005, we incurred a non-cash expense for the write-off of $1.7 million of unamortized financing fees and expenses and related prepayment fees associated with the refinancing of our credit facilities in connection with our acquisition of Stewart Smith Group. There was no comparable write-off in the first six months of 2006.

Income Taxes.  Income taxes increased $1.9 million, or 381.0%, to $2.4 million for the six months ended June 30, 2006 compared to the same period in 2005. The increase in income tax expense was due primarily to higher income before income taxes, partially offset by a decrease in our effective tax rate to 47.4% in the first six months of 2006 from 61.4% in the first six months of 2005. The effective tax rate differs from the federal statutory rate of 34% primarily because of certain expenses that are not deductible for tax purposes, as well as the effects of state taxes, which vary significantly by state.

Year Ended December 31, 2005 Compared with the Year Ended December 31, 2004

Revenues

Commissions and Fees.  Commissions and fees increased $57.1 million, or 68.4%, to $140.5 million in 2005 compared to 2004. This growth was due primarily to the acquisition of Stewart Smith Group in April 2005, the acquisition of Quaker in December 2004 and organic growth of our existing businesses. Acquisitions accounted for $45.4 million of the revenue growth, with the remaining $11.7 million generated from our existing businesses, resulting in an organic growth rate of 14.0%.

The organic growth was driven by our Property & Casualty Brokerage and Group Benefits divisions. The organic growth of $8.2 million, or 16.7%, from our Property & Casualty Brokerage division was due primarily to revenue growth from four new offices opened during 2004 as well as the hiring of new brokers. This growth was generated despite a property market that was softening during the first eight months of 2005 prior to Hurricanes Katrina, Rita and Wilma, which generated over $56 billion in insured property losses for the insurance industry, according to the Insurance Information Institute.

Our Group Benefits division generated organic growth of $3.7 million, or 24.2%, in 2005. This growth was attributable primarily to the continued growth of our retiree medical and prescription drug products and the related PBM services we began providing during 2004.

Other Income.  Other income increased $0.6 million, or 52.4%, to $1.8 million in 2005 compared to 2004. This increase was primarily attributable to an increase in investment income offset partially by a decrease in profit commissions from certain underwriting programs. The increase in investment income was primarily attributable to greater fiduciary balances as a result of our acquisitions of Stewart Smith Group and Quaker in April 2005 and December 2004, respectively.

Expenses

Employee Compensation and Benefits.  Employee compensation and benefits increased $31.3 million, or 59.5%, to $83.8 million in 2005 compared to 2004. This increase was primarily attributable to the impact of the acquisitions referred to above. As a percentage of revenues, compensation and employee benefits were 58.9% in 2005 compared to 62.1% in 2004. This decrease primarily reflects the fact that many of our employee compensation and benefit expenses are fixed and did not increase in proportion to revenue increases. Additionally, the increased productivity of many brokers hired during 2004 contributed to the reduction in employee compensation and benefits expense as a percentage of net revenue.

Other Operating Expenses.  Other operating expenses increased $8.3 million, or 50.3%, to $24.9 million in 2005 compared to 2004. The increase in these expenses was primarily attributable to acquisitions. As a percentage of revenue, other operating expenses were 17.5% in 2005 compared to 19.6% in 2004. Our organic growth rate did not require a commensurate increase in certain other operating expenses such as office rent, office supplies, information technology and telephone costs.

Depreciation.  Depreciation increased $0.9 million, or 62.1%, to $2.4 million in 2005 compared to 2004. The increase in depreciation was primarily due to capital expenditures on new computers, leasehold improvements and software and the depreciation associated with assets acquired as a part of acquisitions.

Amortization.  Amortization increased $2.5 million, or 64.0%, to $6.4 million in 2005 compared to 2004 due primarily to additional amortization for definite-lived intangible assets acquired as part of our acquisitions.

Non-Operating Expenses

Interest Expense.  Interest expense increased by $9.0 million, or 359.0%, to $11.5 million in 2005 compared to 2004. This increase was attributable to an increase in our debt incurred in connection with our acquisition of Stewart Smith Group and the Recapitalization. In April 2005, we increased our debt by $114.8 million in connection with our acquisition of Stewart Smith Group (including transaction expenses and $8.2 million of working capital for general corporate purposes), and in October 2005, we increased our debt by an additional $21.6 million in connection with the Recapitalization.

Loss on Extinguishment of Debt.  In 2005, we incurred $9.8 million of expenses for the write-off of unamortized financing fees and expenses and related prepayment fees in connection with refinancing our prior credit facilities. We refinanced our credit facilities in connection with our acquisition of Stewart Smith Group and in connection with the Recapitalization. In 2004, we incurred a non-cash expense related to the write-off of $1.0 million of unamortized financing fees and expenses and related prepayment fees in connection with the refinancing of a prior credit facility.

Income Taxes.  Income tax expense decreased $0.7 million, or 22.4%, to $2.3 million in 2005 compared to 2004. The decrease in the income tax expense is due primarily to lower income before income taxes as a result of the $9.8 million loss from early extinguishment of debt, offset by an increase in our effective tax rate to 64.4% in 2005 from 44.0% in 2004. The effective tax rate differs from the federal statutory rate of 34% primarily because of certain expenses that are not deductible for tax purposes, as well as the effects of state taxes. The effect of these items was magnified by the impact of lower levels of pretax income in 2005.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Revenues

Commissions and Fees.  Commissions and fees increased $25.8 million, or 44.7%, to $83.5 million in 2004 compared to 2003. This growth was due primarily to the acquisition of PRS in February 2004, the acquisition of Quaker in December 2004 and organic growth of our existing businesses. Acquisitions accounted for $15.0 million of the revenue growth, with the remaining $10.8 million generated from our existing businesses, resulting in an organic growth rate of 19.8%. Our Property & Casualty Brokerage division accounted for $5.6 million, or 50.4%, of this organic growth, resulting in an organic growth rate of 18.6% primarily as a result of the opening of four new offices in 2004 and the hiring of new brokers in these offices as well as our existing offices. Our Group Benefits division accounted for $3.9 million, or 35%, of the organic growth, driven primarily by the growth of our retiree health products. This resulted in an organic growth rate of 35.5% in this division.

Other Income.  Other income increased $0.7 million, or 129.0%, to $1.2 million in 2004 compared to 2003. This increase was primarily attributable to an increase in fees charged to a partially owned subsidiary that was sold during 2004 and miscellaneous other items.

Expenses

Employee Compensation and Benefits.  Employee compensation and benefits increased $14.9 million, or 39.7%, to $52.5 million in 2004 compared to 2003. This increase was primarily attributable to the impact of the acquisitions referred to above. As a percentage of revenues, compensation and employee benefits expenses were 62.1% in 2004 compared to 64.6% in 2003. This decrease was primarily related to significantly higher operating margins generated by PRS in relation to our existing Property & Casualty Brokerage division operating margins combined with the fact that many of our employee compensation and benefit expenses are fixed and did not increase in proportion to revenue increases. Offsetting some of this benefit was the impact of opening four new offices during 2004 combined with start-up costs related to a new middle market property underwriting facility in the Specialty Underwriting division.

Other Operating Expenses.  Other operating expenses increased $3.2 million, or 23.6%, to $16.6 million in 2004 compared to 2003. The increase in other operating expenses was primarily due to expenses of acquired businesses. As a percentage of revenue, other operating expenses were 19.6% in 2004 compared to 23.1% in 2003. Our organic growth did not require a commensurate increase in certain significant other operating expenses such as office rent, office supplies, information technology and communication costs.

Depreciation.  Depreciation increased $0.2 million, or 17.4%, to $1.5 million in 2004 compared to 2003 due primarily to the purchase of new computers, equipment and software and the depreciation associated with assets acquired as a part of acquisitions.

Amortization.  Amortization increased $1.8 million, or 87.3%, to $3.9 million in 2004 compared to 2003 due primarily to additional amortization for definite-lived intangible assets acquired as part of our acquisitions.

Non-Operating Expenses

Interest Expense.  Interest expense increased $2.2 million, or 767.4%, to $2.5 million in 2004 compared to 2003. This increase is related primarily to a $40 million debt facility that we obtained in February 2004 in connection with our acquisition of PRS and, to a lesser extent, a full year of interest on seller debt we issued in connection with acquisitions that were completed in 2003.

Loss on Extinguishment of Debt.  In 2004, we incurred a non-cash expense related to the write-off of $1.0 million of unamortized financing fees and expenses and related prepayment fees in connection with the refinancing of a prior credit facility. There was no comparable charge in 2003.

Income Taxes.  Income tax expense increased $2.5 million to $2.9 million in 2004 compared to 2003. The effective tax rate increased to 44.0% in 2004 from 12.0% in 2003. The 2003 effective rate was reduced by the reduction of the valuation allowance on net operating loss carryforwards.

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, capital expenditures, debt service, acquisitions and other commitments and contractual obligations. We historically have derived our liquidity from our cash flow from operations, bank financing and sales of our equity to third parties.

When considering our liquidity, it is important to note that we hold cash in a fiduciary capacity as a result of premiums received from insured parties that have not yet been paid to insurance carriers. The fiduciary cash is recorded as an asset on our balance sheet with a corresponding liability, net of our commissions, to insurance carriers. In addition, for policy premiums that have been billed but not collected, we record a receivable on our balance sheet for the full amount of the premiums billed, with a corresponding liability, net of our commissions, to insurance carriers. We earn interest on the premium cash during the period of time between receipt of the funds and payment of these funds to insurance carriers.

We believe that the proceeds of this offering, funds generated from our operations and funds available under our senior secured credit facilities will be sufficient to satisfy our existing commitments and provide us with adequate financial flexibility. However, if circumstances change, we may need to raise debt or equity capital in the future.

Senior Secured Credit Facilities

In connection with the Recapitalization, we entered into two syndicated senior secured credit facilities. These facilities consist of a first lien credit facility with a $123.0 million term loan and a $25.0 million revolving line of credit and a second lien credit facility with a $48.0 million term loan. The first lien revolving credit facility also provides for the issuance of letters of credit up to $5.0 million. We have granted a security interest in all of our assets, including the equity in our subsidiaries, to the lenders under these two credit facilities as collateral for the loans. We borrowed $171.0 million under these facilities in connection with the Recapitalization. As of June 30, 2006, there was $122.1 million outstanding under the first lien term loan, $48.0 million outstanding under the second lien term loan and $3.8 million outstanding under

the first lien revolving line of credit. We expect to use a portion of the net proceeds from this offering to repay $      million of the amounts outstanding under our first lien credit facility and all of the amounts outstanding under our second lien credit facility.

The first lien credit facility, including the revolving line of credit, matures on October 27, 2011, and the second lien credit facility matures on April 27, 2012. The first lien term loan amortizes in quarterly installments of $307,500, and the second lien credit facility has no required amortization. The first lien term loan bears interest at LIBOR plus 275 to 350 basis points, depending on the ratio of our total debt to our EBITDA. The interest rate on our outstanding borrowings under the first lien credit facility as of June 30, 2006 ranged from 8.34% to 8.5%, based on LIBOR maturity dates. The second lien credit facility bears interest at LIBOR plus 750 basis points. The interest rate on our outstanding borrowings under the second lien credit facility as of June 30, 2006 was 12.75%. Our effective rates of interest are lower than the stated interest rates because of our interest rate swap agreement, which has a total notional amount of $68.5 million. The interest rate swap causes us to pay interest at a fixed rate of 4.74% and receive interest at the 3-month LIBOR each quarter through January 2009.

Our credit facilities also include various customary restrictive covenants that, subject to certain exceptions, prohibit us and our subsidiaries from, among other things, (i) incurring additional indebtedness or guarantees, (ii) creating liens or other encumbrances on property or granting negative pledges, (iii) entering into mergers or similar transactions, (iv) selling or transferring certain property, (v) declaring dividends or making other restricted payments and (vi) making investments. The credit facilities also contain financial covenants requiring us to maintain minimum fixed charge coverage, interest coverage and total debt to EBITDA ratios and limiting our capital expenditures in any fiscal year. Failure to comply with these covenants may result in an acceleration of the borrowings outstanding under the facilities. As of June 30, 2006, we were in compliance with all of the covenants in our credit facilities.

Cash Flow

Cash and Cash Equivalents

At June 30, 2006, we had cash and marketable securities, excluding premium cash that we hold in trust for insurance carriers, of $24.3 million, as compared to $19.2 million at December 31, 2005.

The following table summarizes our cash flow activity for the years ended December 31, 2003, 2004 and 2005 and for the first six months of 2005 and 2006:

				Six Months Ended
	Years Ended December 31,			June 30,
Net Cash Provided by (Used in)	2003	2004	2005*	2005	2006
			(in thousands)

Operating activities of continuing operations	$6,918	$13,837	$18,776	$6,650	$8,411
Investing activities of continuing operations	(4,972)	(37,707)	(105,583)	(104,054)	(8,370)
Financing activities of continuing operations	343	24,386	95,903	107,596	5,069

*	Shown on a combined basis.

Operating Activities of Continuing Operations

Net cash from operations was $6.9 million, $13.8 million and $18.8 million for 2003, 2004, and 2005, respectively, and $6.7 million and $8.4 million for the six months ended June 30, 2005 and 2006, respectively. The increase primarily reflects growth in net income excluding non-cash charges, partially offset by increased cash interest paid attributable to increased average borrowings.

Investing Activities of Continuing Operations

Net cash used in investing activities was $8.4 million for the first six months of 2006 compared to $104.1 million for the comparable 2005 period. Cash flows used in investing activities in 2005 included the previously discussed acquisition of Stewart Smith Group in 2005 for approximately $103.0 million, including transaction expenses.

Net cash used in investing activities was $105.6 million in 2005 compared to $37.7 million in 2004. Cash used in investing activities in 2005 included the acquisition of Stewart Smith Group for approximately $103.0 million (including transaction expenses) compared with the 2004 acquisitions of Quaker and PRS acquisitions for cash consideration of approximately $40.5 million. In addition, 2004 investing activities included proceeds from the sale of our premium finance business for $6.1 million.

Net cash used in investing activities was $37.7 million in 2004 compared to $5.0 million in 2003. Cash flows used in investing activities included the Quaker and PRS acquisitions in 2004, for cash consideration of approximately $40.5 million, compared with the 2003 acquisitions of the New Jersey office of a wholesale insurance brokerage firm and Seaboard, for cash consideration of approximately $3.0 million.

Financing Activities of Continuing Operations

Net cash provided by financing activities was $5.1 million for the first six months of 2006 compared to $107.6 million for the comparable period of 2005. Cash provided by financing activities in 2005 included issuance of long-term debt, net of repayments, of $107.7 million.

Net cash provided by financing activities was $95.9 million in 2005 compared to $24.4 million in 2004. Cash provided by financing activities in 2005 included issuance of long-term debt, net of repayments, of $122.0 million, compared to $28.4 million in 2004. In addition, 2005 financing activities included cash payments by us related to the repurchase of shares of $32.6 million and cash received from the issuance of shares of $11.6 million in connection with the Recapitalization.

Net cash provided by financing activities was $24.4 million in 2004 compared to $0.3 million in 2003. Cash flows provided by financing activities included issuance of long-term debt, net of repayments, of $28.4 million in 2004 compared to repayments of long-term debt, net of issuance, of $0.1 million in 2003.

Contractual Obligations

As of December 31, 2005, our contractual obligations were as follows:

	Payments Due by Period
		Less than			More than
Contractual Obligations [1]	Total	1 year	1-3 Years	3-5 Years	5 Years
	(in thousands)

Long-term debt	$170,693	$1,230	$2,460	$2,460	$164,543
Capital lease obligations	2,017	736	1,156	125	—
Seller notes	606	606	—	—	—
Operating leases	23,804	5,693	8,911	5,355	3,845
Interest obligations[2]	94,935	16,534	32,987	32,562	12,852

Total	$292,055	$24,799	$45,514	$40,502	$181,240

(1)	Excludes additional earnout consideration payable under acquisition agreements. See “—Commitments and Contingencies — Contingent Purchase Price for Acquisitions.”

(2)	Includes all interest payments through the stated maturity of the related long-term debt. Variable rate interest obligations are estimated based on interest rates in effect at June 30, 2006, and, as applicable, the variable rate interest includes the effects of our interest rate swaps through the expiration of those swap agreements.

Capital Expenditures

Our capital expenditures are primarily for office furniture, computers, communication equipment and software. Our senior secured credit facilities restrict us from making capital expenditures in excess of $3.3 million per year plus 50% of any amounts not utilized in the prior year. We spent $1.8 million, $1.6 million and $2.1 million on capital expenditures during 2003, 2004 and 2005, respectively. For the six months ended June 30, 2006, we spent $1.7 million on capital expenditures, compared to $0.7 million for the same period in 2005. We anticipate that our total capital expenditures for 2006 will be between $3.0 million and $3.5 million, which currently would be permitted under our senior secured credit facilities.

Commitments and Contingencies

Legal Matters

Various claims and legal proceedings that seek remedies or damages, all arising from the ordinary course of business, are pending against us with respect to insurance placed by us or other contractual matters. Our management does not believe that any liability that may finally be determined with respect to these claims and proceedings will have a material adverse effect on our consolidated financial position or future results of operations.

Contingent Purchase Price for Acquisitions

In order to better determine the economic value of the businesses we have acquired, we have incorporated contingent consideration, or earnout, provisions into the structure of certain acquisitions. These arrangements generally provide for the payment of additional consideration to the sellers upon the satisfaction of certain financial targets by the acquired businesses. Contingent consideration is recorded when the outcome of the contingency is determinable beyond a reasonable doubt. Contingent consideration paid to the sellers of our acquired businesses is treated as additional purchase consideration. We are obligated to pay additional purchase price to the former owners of some of the businesses we have acquired, as described below.

•	Property Risk Services. In connection with our acquisition of PRS, we agreed to pay the former owners of PRS additional purchase price for the acquired business based on the performance of the business during the years ending December 31, 2004, 2005, 2006, 2007 and 2008. Specifically, we must pay the former owners of PRS the amount by which EBITDA of PRS for the year in question exceeds the greater of $6,000,000 or 35% of its net revenues for the year. Each former owner of PRS may elect to receive up to 75% of this payment in cash, and the remainder will be paid in our common stock. We have the option to pay the entire amount in cash. We paid additional consideration of $0.9 million and $0.8 million for the years ended 2004 and 2005, respectively. We anticipate that the additional consideration for 2006 will be substantially higher.

•	Quaker. In connection with the Quaker acquisition, we agreed to pay additional purchase price based on the performance of the acquired business for the first and second years following the acquisition. We were not required to make an additional purchase price payment in 2005. We agreed to pay additional purchase price equal to 50% of the amount by which the revenues of the acquired business during 2006 exceed $7,990,545, provided that the EBITDA margin of this business (which is calculated by dividing the EBITDA of the business by the net revenues of the business) is at least 40%. If the EBITDA margin is less than 40%, our obligation to pay additional purchase price will decrease by 10% for each percentage point by which the EBITDA margin is less than 40%. We are required to pay the additional purchase price in shares of our common stock.

•	Communitas. In connection with the acquisition of Communitas, we agreed to pay the former owners of Communitas a maximum amount of $7.0 million in additional purchase price based on the performance of the acquired business during the period from April 21, 2007 to April 21,

2008. We have the option to make all or any portion of any additional purchase price payment in cash or in shares of our common stock.

•	CBCA Premium Administration Division. In connection with the acquisition of the premium administration division of CBCA, we agreed to pay a maximum amount of $3.3 million in additional purchase price to the sellers of this business based on the performance of the acquired business during the period from June 1, 2006 to September 1, 2009. We are required to pay the entire amount of the additional purchase price in cash.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates that affect the reported amounts of our assets, liabilities, revenues and expenses. We periodically evaluate these estimates, which are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. If actual performance should differ from historical experience or if the underlying assumptions were to change, our financial condition and results of operations might be materially impacted. In addition, some accounting policies require significant judgment to apply complex principles of accounting to certain transactions, such as acquisitions, in determining the most appropriate accounting treatment. See Note 1 to our 2005 consolidated financial statements.

We believe the following significant accounting estimates and policies are material to our financial reporting and are subject to a degree of subjectivity and/or complexity.

Revenue Recognition and Reserves

Commission income and fees from the sale of property and casualty insurance products are recorded as of the effective date of the insurance coverage or the date the coverage is bound, whichever is later. At that point, the earnings process has been completed, and we can reasonably estimate the impact of policy cancellations for refunds and establish reserves based primarily on our historical cancellation experience, as adjusted for significant known circumstances as well as management’s judgment about known conditions. Commission income from the sale of group benefits insurance products or services is recognized as earned over the policy or contract period, which typically corresponds to the monthly billing cycle based on eligibility. We carry a reserve for policy cancellations, which is evaluated periodically and adjusted as necessary based upon historical cancellation experience. Subsequent commission adjustments are recognized upon notification from insurance carriers.

Commission revenue is reported net of commission paid to retail insurance brokers. Profit commission income is generally recognized based on the receipt of cash from these arrangements. Revenues may be recorded in advance of cash receipts in cases where the amounts due to be received have been calculated or have been confirmed by the insurance company. Profit commission income is primarily derived from profit sharing agreements related to the Specialty Underwriting and Group Benefits divisions. We pay volume-based incentive commissions to certain retail insurance brokers. These contingent commission expenses generally are recognized based on the timing of the revenue earned from placing business for these retail insurance brokers.

Business Acquisitions and Purchase Price Allocations

We account for business combinations in accordance with the provisions of SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. These standards require that all business combinations be accounted for using the purchase method. Accordingly, the net assets and results of operations of these acquired businesses are included in our financial statements on their respective acquisition dates. These statements provide guidance on the initial recognition and measurement of goodwill and other intangible assets arising from such business combinations and require that goodwill and intangible assets with indefinite lives be tested for impairment annually applying a fair value test rather than being amortized. In connection with these acquisitions, we record the estimated value of the net tangible assets purchased and the value of the identifiable intangible assets purchased, which typically consist of purchased customer accounts and noncompete agreements. Purchased customer accounts include the physical records and files obtained from acquired businesses that contain information about insurance policies, customers and other matters essential to policy renewals, but primarily represent the present value of the underlying cash flows expected to be received over the estimated future renewal periods of insurance policies comprising those purchased customer accounts. The valuation of purchased customer accounts involves significant estimates and assumptions concerning matters such as cancellation frequency, expenses and discount rates. Any change in these assumptions could affect the carrying value of purchased customer accounts. Noncompete agreements are valued based on the duration and any unique features of each specific agreement. Purchased customer accounts and noncompete agreements are amortized based on the expected undiscounted cash flows over the related estimated lives and contract periods, which range from seven to 14 years. The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and intangible assets is assigned to goodwill and is not amortized.

Both the allocation of the purchase price to intangible assets we acquire and the determination of the estimated useful lives of intangible assets other than goodwill require significant judgment by management and affect the amount of future amortization and possible impairment charges. If historical fact patterns, such as the rate of attrition of acquired customer accounts, were to change, we might be required to allocate a greater portion of the purchase price to goodwill or accelerate the amortization of purchased accounts, which might in turn have a material adverse effect on our financial position or results of operations.

We evaluate long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An asset is considered impaired if its carrying amount exceeds the future net cash flow the asset is expected to generate. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. We assess the recoverability of our long-lived and intangible assets by determining whether the unamortized balances can be recovered through undiscounted future net cash flows of the related assets. The amount of impairment, if any, is measured based on projected discounted future net cash.

Income Taxes

Determining our consolidated provision for income tax expense, deferred tax assets and liabilities and any related valuation allowance involves judgment. We record deferred tax assets and liabilities for the estimated future tax effects attributed to temporary differences and carryforwards based on provisions of the enacted tax law and current tax rates. We also project how our revenues will be apportioned for purposes of state income tax liabilities. We do not anticipate the effects of future changes in tax laws or rates. Temporary differences are differences between the tax basis of an asset or liability and its reported amount in our financial statements. Carryforwards primarily include items such as capital loss carryforwards, which may be carried forward subject to certain limitations. A summary of the significant deferred tax assets and liabilities relating to our temporary differences and carryforwards is included in Note 9, “Income Taxes,” to our 2005 consolidated financial statements.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), which replaces SFAS No. 123 and supersedes APB Opinion No. 25. This revised statement, which requires the cost of all share-based payment transactions be recognized in the financial statements, establishes fair value as the measurement objective and requires entities to apply a fair-value-based measurement method in accounting for share-based payment transactions. The revised statement applies to all awards granted, modified, repurchased or cancelled after January 1, 2006. SFAS No. 123(R) permits nonpublic entities which used the fair value method of disclosure to account for the adoption of this revised standard using either the modified prospective or modified retrospective method. Effective January 1, 2006, we adopted SFAS No. 123(R) and accounted for the adoption using the modified prospective method. The prospective method requires compensation cost to be recognized as a component of salary and employee benefits expense beginning on January 1, 2006 based on the requirements of SFAS No. 123(R) for all share-based payments granted after January 1, 2006. For awards granted prior to January 1, 2006, compensation cost must be recognized, as of January 1, 2006, for the portion of awards for which the requisite service has not been rendered.

In June 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting treatment for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently assessing the impact of FIN 48 on our financial position and results of operations.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit the use of fair value as the relevant measurement attribute. The provisions of SFAS No. 157 are to be applied prospectively as of fiscal periods beginning after November 15, 2007. We are currently assessing what impact, if any, SFAS No. 157 will have on our consolidated financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that we will incur losses due to adverse changes in market rates and prices. We have exposure to market risk primarily through our financing activities. Our primary market risk exposure is to changes in interest rates. We use both fixed and variable rate debt as sources of financing. We have not entered, and do not plan to enter, into any derivative financial instruments for trading or speculative purposes.

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our financing activities.

Our outstanding debt under our first lien credit facility at June 30, 2006 was $122.1 million. Interest on borrowings under this facility is at LIBOR plus 275 to 350 basis points, depending on the ratio of total debt to our EBITDA. Our outstanding debt under our second lien credit facility at June 30, 2006 was $48.0 million. Interest on borrowings under this facility is at LIBOR plus 750 basis points. Based on the outstanding balance at June 30, 2006, a change of 1% in the interest rate would cause a change in interest expense of approximately $1.1 million on an annual basis, net of the effect of our interest rate swap agreement.

In January 2006, we entered into an interest rate swap agreement with a total notional amount of $68.5 million. The interest rate swap resulted in us paying interest at a fixed rate of 4.74% and receiving interest at three-month LIBOR each quarter through January 2009. We use this interest rate swap to manage interest cost and cash flows associated with the variable interest rates on our senior secured credit facility.

OUR BUSINESS

Overview

We are a leading wholesale distributor of specialty insurance products and services in the United States. We distribute a wide range and diversified mix of property and casualty and group benefit insurance products from insurance carriers to retail insurance brokerage firms. We also offer value-added customized services to support some of these products, including policy underwriting for certain insurance carriers, premium and claims administration and actuarial services. In September 2006, we were recognized by Business Insurance as the largest wholesale insurance broker operating in the United States. We do not take any insurance underwriting risk in the operation of our business.

We provide insurance carriers with an efficient variable-cost distribution channel through our licensed brokers in all 50 states and our extensive relationships with retail insurance brokers. Our distribution structure enables the insurance carriers with which we do business to reach a large number of retail insurance brokers. We have cultivated an entrepreneurial, decentralized sales culture that provides our brokers and underwriters with flexibility to react to opportunities in the marketplace and better serve the needs of insurance carriers and our retail insurance broker clients. At the same time, we have centralized substantially all of our finance, human resource, legal, licensing, compliance and risk management operations to allow us to effectively oversee our national operations. We believe our centralized infrastructure enables us to integrate new brokers and offices.

We have extensive knowledge of the specialty insurance products that we distribute, which allows us to assist retail insurance brokers in placing business outside of their core expertise or capacity. Our size and strong relationships with insurance carriers enhance our ability to provide retail insurance brokers with better and broader access to the insurance markets. We have established relationships with over 100 insurance carriers, including property/casualty and health/life carriers owned by ACE, AEGON, Alleghany, AIG and The Hartford. We also use our product expertise and relationships with insurance carriers to structure new insurance programs and products to respond to opportunities in the marketplace.

We distribute insurance products and services through our three divisions: Property & Casualty Brokerage, Specialty Underwriting and Group Benefits.

Industry Background

We distribute insurance products in two distinct markets: property and casualty, and group benefits.

Property and Casualty

Insurance carriers sell commercial property and casualty insurance products in the United States through “admitted” insurance carriers, which are carriers that are licensed in the state in which the risk is located, and “non-admitted” insurance carriers, which sell their products in the E&S lines market. Within the admitted market, there are standard insurance products and specialty insurance products. For standard insurance products, insurance rates and forms are regulated, products and coverage are relatively uniform, and insurance carriers tend to compete for customers primarily on the basis of reputation, financial strength, price, claims service and commissions. Specialty insurance products are sold to insured parties with more difficult risks that do not fit the underwriting criteria of standard insurance products. Although price tends to be a key basis of competition among specialty insurance carriers, the coverage terms also are an important competitive factor.

The E&S lines market generally provides insurance for businesses that are unable to obtain coverage from admitted insurance carriers because of their risk profile or the unique nature or size of the risk. State insurance regulations often require an insured party to be declined by one or more admitted insurance carriers before obtaining insurance in the E&S lines market. Insurance carriers operating in the E&S lines market depend on wholesale and retail insurance brokers to have the necessary licenses required to distribute their E&S lines insurance products in the states where the insured party or risk is located. Participation in the E&S lines market requires knowledge of the insurance products available, a relationship with the insurance carriers that operate in this market and an understanding of the risks that they are willing to insure.

The E&S lines market is a growing part of the commercial property and casualty insurance marketplace. Based on information published by A.M. Best, direct premiums written for E&S lines insurance policies in relation to total premiums for the commercial property and casualty lines market increased from approximately 6.4% in 1995 to approximately 12.7% in 2005, and premiums on E&S property and casualty lines insurance increased from $9.2 billion in 1995 to $33.3 billion in 2005. Apart from a slight decline in 1996, the E&S lines market has grown annually in terms of aggregate premium dollars written for the past 15 years for a variety of reasons, including the implementation of more conservative underwriting criteria and risk-selection techniques by standard insurance carriers, the elimination of non-core lines of business by standard insurance carriers and substantial losses during this period resulting from the terrorist attacks on September 11, 2001 and natural disasters. Moreover, as reported by A.M. Best, a significant amount of capital has been invested in the E&S market during the last five years to capitalize on favorable market conditions, as evidenced by an increase in the number of start-up companies entering the E&S market, such as AXIS, Allied World and Endurance. Many insurance carriers operating in the E&S market distribute their products primarily through wholesale insurance distributors.

Until recently, Aon, Marsh and Willis, three of the largest retail insurance brokerage firms, owned their own wholesale insurance brokerage operations. During 2005, we acquired Willis’ wholesale insurance brokerage operations, and Aon and Marsh sold their wholesale insurance brokerage operations to private equity firms. Before these transactions, it generally was difficult for independent wholesale insurance brokers to conduct a significant amount of business with Aon, Marsh and Willis. Independent wholesale insurance brokers, such as AmWINS, now have greater opportunities to do business with these three firms. Additionally, we recently have observed that a number of other large retail insurance brokerage firms have become more attentive to the number of wholesale insurance brokers they use and the compliance systems and financial position of these brokers. We believe this development may result in a reduction in the number of wholesale distributors used by many larger retail insurance brokerage firms.

Group Benefits

Group benefit insurance products are sold by life and health insurance carriers, which transact business with both wholesale and retail insurance brokers and, in some cases, directly with the sponsoring organization. Wholesale distributors of group benefit products generally place specialized group benefit products for unusual, unique or specific types of coverage. Some wholesale distributors also provide administrative services, such as premiums, claims and other administrative services, to both insurance carriers and sponsoring organizations to support these products.

Health insurance products represent a significant portion of spending for employee group benefits. Based on information published by the Employee Benefit Research Institute, in 2004 total spending by employers for group health benefits was $482.5 billion. Health care spending has continued to increase significantly. According to data published by HHS, health care costs increased $916.5 billion to approximately $1.9 trillion, or approximately 104.5%, from 1993 to 2004, and are projected to reach $4.0 trillion by 2015. Moreover, individual health care spending is increasing. On a per person basis, annual health care spending grew 49.5% during the seven-year period beginning on January 1, 1999, reaching an estimated average of $6,683 per person in 2005, with spending projected to grow to approximately $12,357 per person by 2015, according to HHS and U.S. Census Bureau statistics.

The cost of health care for the 65 and over population represents a substantial part of health care spending. Although the population age 65 and over comprises less than 13.0% of the U.S. population, it accounted for 36.0% of all health care expenditures in 1999 according to data published in Age Estimates in National Health Accounts, Health Care Financing Review. According to this same source people age 65 and over spent, in 1999, on average, four times the amount on health care than the average person under age 65. Moreover, the U.S. population is aging. Based on information published by the U.S. Census Bureau, it is estimated that 12.4% of the population was age 65 or older in 2005, and this percentage is projected to grow to 14.2% in 2015 and 16.3% in 2020 as baby boomers start reaching age 65 in 2011.

We believe that recent changes in GAAP have increased the level of attention given to the cost of providing retiree health care benefits. GASB No. 45, which will be phased in beginning in 2007, will require state and local governmental entities either to fund the cost of retiree benefits or recognize this obligation as a liability on their financial statements, as opposed to the prior practice of recognizing these costs on a pay-as-you-go basis. We believe GASB No. 45 is prompting many governmental entities to focus on the costs of retiree benefits and to seek ways to reduce these costs.

The Medicare Modernization Act, which created the federal Voluntary Prescription Drug Benefit Program under Part D of the Social Security Act, added a new entitlement for Medicare-eligible beneficiaries for prescription drug costs. Effective as of January 1, 2006, eligible Medicare beneficiaries are able to obtain prescription drug coverage under Part D by enrolling in a PDP or a “Medicare Advantage” plan (MA-PD). Under the Medicare Modernization Act, employers that provide retiree prescription drug benefits now have a greater number of options, including the elimination of these benefits entirely, the establishment of company-sponsored plans that are eligible for a government subsidy, the adoption of a company-sponsored PDP and the establishment of plans designed to supplement the benefits available through a PDP or MA-PD. As a result of the Medicare Modernization Act, insurance products that provide prescription drug benefits for Medicare-eligible individuals now compete with the entitlement program created under Part D. We believe the Medicare Modernization Act generally has resulted in the development of new insurance products available for employers that desire to provide greater benefits than are available through a PDP or MA-PD. We also believe this trend has benefited insurance brokers that have developed the expertise and product distribution capabilities to assist employers in responding to these developments.

Our Group Benefits division derives a substantial portion of its revenues from the placement of retiree health insurance products. In many cases, U.S. employers are not legally obligated to offer employee health benefit plans and typically have the discretion to unilaterally reduce or eliminate these plan benefits. Several factors are causing employers to change the way they provide retiree health care, including the rapidly increasing cost of health care and the overall aging of the U.S. population. Other factors that we believe may affect the market for retiree health insurance products are the promulgation of accounting standards requiring governmental employers to estimate their liability for future benefits in their financial statements, as discussed above.

The Wholesale Distribution Channel for Specialty Insurance Products and Services

Retail insurance brokers typically work directly with insured parties to evaluate their insurance needs, determine the appropriate amount and type of coverage, and locate an insurance carrier capable of providing the necessary coverage. Wholesale insurance brokers act as intermediaries between insurance carriers and retail insurance brokers by assisting retail insurance brokers in placing business they would not be able to place themselves because the type of risk is outside of their core expertise or they lack direct access to certain insurance carriers. Wholesale insurance brokers often provide retail insurance brokers with specialty and E&S insurance products offered by admitted and non-admitted insurance carriers. It is not uncommon for retail insurance brokerage firms to use several wholesale insurance brokerage firms to place the same type of insurance. Similarly, insurance carriers typically distribute their products through multiple wholesale insurance brokerage firms.

We believe the wholesale distribution channel allows insurance carriers to distribute their products more efficiently. Insurance carriers use wholesale insurance brokers because of their product expertise and distribution capabilities, allowing them to reduce or avoid the infrastructure and personnel costs associated with maintaining relationships with a large number of retail insurance brokerage firms. In some cases, wholesale insurance brokers act as an MGU for an insurance carrier. An MGU generally has authority to bind coverage on behalf of an insurance carrier for a specific type of risk, subject to agreed-upon guidelines and limits. MGUs receive submissions for insurance directly from retail insurance brokers and evaluate, price and make underwriting decisions regarding these submissions and issue policies on behalf of an insurance carrier.

An MGU typically does not, however, take underwriting risks for the products that it distributes. Insurance carriers typically create MGU programs for harder-to-place insurance products in niche product lines or industry classes, in cases where historical data indicate that these types of programs can be operated profitably.

The distribution channel for property and casualty insurance products placed through insurance brokers is depicted below:

[1]	This chart illustrates typical transactions in the brokered market for insurance products. Wholesale insurance brokers also place standard insurance products, and retail insurance brokers may also have the ability to directly place E&S and specialty insurance products.

For group benefit insurance products, retail insurance brokers generally use wholesale insurance brokers to place products for unusual, unique or specific types of coverage.

Although there has been considerable consolidation among brokerage firms, both the retail and wholesale segments of the insurance brokerage industry remain fragmented. The wholesale insurance brokerage segment consists of over 450 firms operating in the United States based on information published by the National Association of Professional Surplus Lines Offices. Based on information published in the Journal of Risk and Insurance, in 2004 there were approximately 39,000 independent retail insurance firms in the United States.

Wholesale insurance brokers typically are compensated by commissions paid by the insurance carrier, although they can also receive fees in addition to commissions for placing certain insurance policies. Commissions generally are calculated as a percentage of the gross premium for the underlying insurance policy. Many factors affect commission rates, including the type of insurance, competition among insurance carriers for that type of insurance, the particular insurance carrier involved, market cycles, and the nature of the services provided by the wholesale insurance broker. When retail insurance brokers use wholesale insurance brokers to assist in placing coverage, they will agree how to split commissions paid by the insurance carrier. Historically, insurance carriers have frequently paid a greater commission rate on products distributed through wholesale insurance brokers because of the expertise provided by wholesale insurance brokers and because insurance carriers have lower infrastructure and other distribution costs for products distributed through the wholesale distribution channel. In addition, some wholesale insurance brokers receive contingent commissions that depend on the volume of business they place with a particular company or the profitability of that business.

Competitive Strengths

We believe that our competitive strengths include:

•	Extensive Relationships with Retail Insurance Brokers. We believe that our national operations, product expertise, extensive relationships with insurance carriers and focus on compliance make us an attractive business partner for retail insurance brokers. During 2005, we did business with over 4,500 retail insurance brokerage firms, including substantially all of the 100 largest U.S. retail insurance brokers as identified by Business Insurance in July 2006. We also work with small to mid-size retail insurance brokerage firms, which in many cases do not have direct access to certain of the insurance carriers with which we do business. Our extensive relationships with retail insurance brokers make us an attractive distribution channel for insurance carriers.

•	Established Insurance Carrier Relationships. We have established relationships with over 100 insurance carriers. We believe that many insurance carriers view us as a valued customer because of our expertise, experienced brokers and underwriters and national platform, which enable us to produce a significant amount of business for them. Our access to insurance carriers is key to our business. Through years of experience in the insurance industry, our management has close relationships with the management teams of many insurance carriers at the most senior levels. We understand our insurance carriers’ underwriting preferences for particular lines of business and areas of geographic focus. We believe that the scope of our relationships with insurance carriers and our product knowledge allow us to better serve the needs of retail insurance brokerage clients.

•	Proven and Experienced Brokers and Underwriters. As of June 30, 2006, we employed 224 brokers and underwriters, many of whom have substantial experience in the insurance industry. Our brokers and underwriters typically specialize in either certain product lines or industry classes and have, in many cases, developed close relationships with the insurance carrier underwriters for these product lines and industry classes. We believe we have been able to use our size, diverse product knowledge and extensive relationships with insurance carriers to improve the productivity of our existing brokers and recruit new brokers who can leverage these resources to increase revenues.

•	Seasoned Management Team. Our Chief Executive Officer and division presidents have substantial experience and long-standing relationships developed over an average of 21 years of service in the insurance industry. Our management team draws on its industry experience to identify opportunities to expand our business and collaborate with insurance carriers to help develop products to respond to market trends. Through their extensive relationships in the insurance industry, our management team has contributed to the successful recruitment of key brokers and underwriters to join AmWINS. Having completed nine acquisitions since January 1, 2002, our management team has a proven track record of successfully identifying and structuring acquisitions and integrating the businesses acquired.

•	Business Diversification. The scope of our operations distinguishes us from traditional property and casualty wholesale insurance brokers. By operating in both the group benefits market and the property and casualty market, we believe we are better positioned to detect, analyze and capitalize on opportunities to expand our business than are companies with a more narrow market focus. In addition, our product diversity and ability to provide value-added underwriting, administrative and other services provide us with broader access to insurance carriers and enhance our ability to help retail insurance brokerage firms deliver products that meet the wide-ranging needs of their clients.

•	Efficient Use of Information. We believe the way we collect and analyze information using AmLINK, our proprietary enterprise operating system, will improve the efficiency and productivity of our brokers and underwriters. For example, we can access our database to identify individual insurance carrier underwriters that typically underwrite a specific type of business, making it more likely we can place a particular risk for our customers. We also intentionally capture and store data for business we are unable to place so we can analyze missed opportunities and improve our chances to place this business in the future. We believe that AmLINK allows us to more effectively manage and control our operations.

Key Elements of Our Growth Strategy

Our goal is to achieve superior long-term returns for our stockholders while establishing ourselves as the premier national wholesale distributor of insurance products and services. To accomplish this goal, we intend to focus on the following key areas:

•	Increase Growth by Expanding Distribution. We strive to prudently grow our business by expanding our distribution channels. Since January 1, 2003, we have opened five new offices and hired 106 new brokers, and we intend to continue pursuing opportunities to expand into new geographic markets and increase our presence in existing geographic markets. We also seek to expand our business by marketing our diverse product capabilities through targeted advertisements, client seminars and client marketing events.

•	Access New Markets and Products. We are focused on expanding our access to new markets and products to better serve the needs of our retail insurance brokerage clients. For example, because certain admitted insurance carriers will not do business directly with small retail insurance brokerage firms, but will do business with us, we are developing our AmWINS Access platform to provide these brokerage firms with access to a greater variety of standard insurance products. We also are actively working to develop new MGU programs. In our Group Benefits division, we continue to explore opportunities to work with our insurance carrier partners to develop new products that help employers manage the rising cost of health care.

•	Capitalize on Industry Changes. We believe that recent governmental investigations into the insurance industry caused many insurance carriers and large retail insurance brokerage firms to pay greater attention to the intermediaries they use. We believe these carriers and brokerage firms increasingly are seeking to solidify their business relationships with financially stable intermediaries with acceptable reporting, compliance and other administrative systems. Aon, Marsh and Willis all recently sold their wholesale insurance brokerage firms, and we believe that we can use our national platform and organizational structure to build upon our relationships with these and other firms. In addition, we intend to pursue opportunities to distribute retiree health products to employer groups to help them better respond to rising health care costs, an aging U.S. population and changes in the way they are required to account for retiree benefits.

•	Pursue Strategic Acquisitions. We plan to pursue strategic acquisitions that will complement our existing business or potentially expand into new wholesale distribution channels. We have substantial experience in selecting and integrating companies and are positioned to take advantage of acquisition opportunities that arise. We believe that our entrepreneurial culture and centralized administrative support system make us an attractive partner to acquisition targets. We believe this offering enhances our business profile and ability to structure future acquisitions we decide to pursue.

Products and Services

We distribute our products and provide our services through our three divisions described below:

Property & Casualty Brokerage

Our Property & Casualty Brokerage division provides access to a broad range of specialty property and casualty insurance products. With a national platform of over 20 offices located across the United States, we are involved in the placement of many lines of property and casualty insurance products, including complex, multi-layered property and casualty insurance as well as stand-alone property catastrophe, general commercial liability, commercial automobile liability, automobile physical damage, umbrella/excess liability and excess workers’ compensation insurance. Our casualty products also include a broad range of financial insurance products such as directors’ and officers’ liability, professional liability, and fidelity and surety insurance. We believe our knowledge and experience allow us to assist retail insurance brokers with virtually all types of property and casualty insurance products.

Historically, our Property & Casualty Brokerage division has generated a substantial majority of its commission revenues by distributing insurance products in the E&S lines market. Many of the insurance carriers operating in this market also offer specialized and standard insurance products in the admitted market. One of our key growth strategies is to increase the amount of business we do with admitted insurance carriers through programs such as our AmWINS Access program, which provides small retail insurance brokerage firms with a greater variety of standard insurance products by offering access to additional insurance carriers that do not deal directly with these small firms. Our Property & Casualty Brokerage division also has some binding authority programs for specific types of risk that generally involve small premiums, very limited authority and little flexibility as to price and terms.

For the six months ended June 30, 2006, we earned 50.6% of our revenues in this division from the placement of property insurance products, with the remaining 49.4% attributable to casualty insurance products.

As of June 30, 2006, Property & Casualty Brokerage had 472 employees, including 165 brokers.

Specialty Underwriting

Through our Specialty Underwriting division, we operate our stand-alone MGU programs. Under our MGU programs, insurance carriers have authorized us to bind coverage on their behalf, subject to underwriting guidelines, policy limits and pricing parameters that typically are developed by us and our insurance carriers on a collaborative basis and that vary widely from program to program. We have MGU programs with many major property and casualty insurance carriers, including insurers owned by ACE, AIG, Munich American Reinsurance Company, Fireman’s Fund Insurance Company, Lloyd’s of London (Lloyd’s), Markel, Scottsdale Insurance Company and Zurich Financial Services Group (Zurich). Although a component of the commissions we receive for acting as an MGU sometimes depends on the overall profitability of the underlying program, we do not take underwriting risks for any of the insurance products we distribute.

As an MGU, we have underwriting authority from one or more insurance carriers for insurance products in certain product lines or industries. We receive requests for insurance directly from retail insurance brokers. We evaluate the risk based on the information submitted, and if we decide to bind coverage, we price and issue policies on behalf of the insurance carriers that we represent. We typically also bill and collect premiums on behalf of insurance carriers. However, we currently do not administer claims for any of our programs.

Our primary MGU programs currently consist of:

•	Refuse Haulers. We underwrite commercial automobile, general liability and workers’ compensation insurance for refuse haulers. This program has been endorsed since 1987 by the Environmental Industry Association, an international trade association for companies that manage solid and medical waste or manufacture and distribute waste equipment.

•	Storage Tanks. We underwrite pollution liability insurance for businesses with underground and aboveground storage tanks, such as convenience stores, fuel oil dealerships, hospitals, hotels, petroleum distributors and service stations.

•	Apartments and Condominiums. We underwrite property, general liability and umbrella insurance for owners of apartments and condominiums in California.

•	Woodworking. We underwrite primarily property insurance for businesses with woodworking operations, such as sawmills, furniture manufacturers, wood chip mills and wood treatment plants.

•	Welding Distributors. We underwrite all lines of property and liability insurance except workers’ compensation for businesses that supply gas and propane tanks to welders.

•	Pizza Delivery. We underwrite various types of insurance, including property, automobile and workers’ compensation, for businesses that own pizza delivery franchises.

•	Long-Haul Commercial Trucking. We underwrite commercial automobile liability, physical damage and cargo insurance for long-haul trucking carriers.

•	Middle Market Property. We underwrite property insurance for owners of mid-size commercial property.

We use our on-staff actuaries to support our MGU programs. Our actuarial staff provides actuarial and catastrophe management analysis to our insurance carrier partners to help improve the overall profitability of these programs. Our actuaries also monitor the performance of our programs and work with our underwriters and insurance carriers to develop rate tracking mechanisms, pricing models and other underwriting tools. The ability to analyze loss rates for our MGU programs enables us to develop more accurate product pricing and modeling parameters, which we believe makes us an attractive business partner for the insurance carriers that have given us underwriting authority.

One of our strategic goals is to use our existing product expertise and relationships with insurance carriers to develop new MGU programs. We currently are evaluating a number of potential programs. We plan to pursue opportunities to develop or acquire new programs, which may involve recruiting underwriters who have developed niche product expertise as well as strategic acquisitions of businesses that have their own MGU programs.

As of June 30, 2006, our Specialty Underwriting division had 117 employees, including 39 underwriters.

Group Benefits

Through our Group Benefits division, we distribute a range of employee benefit products, including:

•	retiree medical and prescription drug insurance plans, which have represented a significant part of our growth in this division since January 1, 2003;

•	group benefit products designed for member groups, such as trade associations, chambers of commerce, unions and professional organizations; and

•	group benefit products sold by BCBSRI, which has appointed us as its exclusive general agent for employer groups with 50 or fewer employees.

We also distribute a Medicare-approved PDP under Part D of the Social Security Act, primarily to employer groups that desire for their Medicare-eligible retirees to participate in an eligible PDP.

We also provide a range of related services, including:

•	premium administration services for insurance carriers, employers and member organizations;

•	third-party claims administration services for insurance carriers and employer groups;

•	PBM services for insurance carriers, employer groups, unions, member groups and third-party administrators; and

•	other ancillary services, including limited-authority underwriting services for certain insurance carriers.

The following is a list of the products and services offered by our Group Benefits division:

Retiree Products	Member Groups	BCBSRI	Services

• Retiree Medical • Retiree Prescription Drug • Life	• Critical Illness • Dental • Life • Long-Term Disability • Long-Term Care • Retiree Medical • Retiree Prescription Drug • Student Health
•  COBRA
       Administration
•  Flexible Spending
       Accounts
•  Group Dental
•  Group Health
•  Group Life
•  Group Long-Term
       Disability
•  Group Short-Term
       Disability
•  Health Reimbursement
•  Retiree Medical
•  Retiree Prescription
       Drug
•  Voluntary Benefits
•  Individual Long-Term
       Care
• Claims Administration • Premium Administration • Limited-Authority Underwriting • PBM Services

A substantial part of our business in this division involves the placement of retiree medical and prescription drug insurance products. We believe that demand for these insurance products is driven in part by a desire by employers, particularly those with self-funded plans, to control, reduce or eliminate the rising costs of retiree health benefits and the administrative burden of providing these benefits. Using the knowledge we gained over a number of years from placing and administering group benefit plans for member groups, in 2002 we began to focus on distributing a group retiree health benefit product, known as Retiree Benefit Advantage, for companies experiencing financial difficulty. This product allows employers to implement an insured medical/prescription drug plan that may be funded by the employer, its retired employees or both on a shared basis, at attractive group rates. In connection with our entry into this product line, we substantially increased the size and capabilities of our call center to permit us to support this product with an array of administrative services, including plan enrollment and billing and collection, thereby allowing employers to outsource the administration of retiree benefits to us.

Our first significant account for our Retiree Benefit Advantage product was a large public manufacturing company that filed for bankruptcy protection in the second half of 2001. Faced with the prospect of terminating retiree health benefits as a result of its financial difficulties, this company and its non-union retirees elected to acquire a retiree group health insurance plan placed and administered by us. As employers have increasingly sought to control and reduce the cost of retiree benefits in response to the rising cost of health care and the aging of the U.S. population, we have also been able to distribute our retiree health products to financially sound companies and governmental entities that in many cases have elected to replace their self-funded retiree health plans with a group insurance product. We have placed retiree health and prescription drug plans for a number of employer groups, including Aon, Brown University, Brunswick Corporation, Continental Tire North America, Inc., Nationwide Financial Services, Inc., Snap-On Incorporated, Tenneco Inc. and Yale New Haven Health System.

The enactment of Medicare Part D under the Social Security Act generally has provided employers with more options regarding prescription drug benefits for retirees age 65 and older. Under Part D of the Social Security Act, effective January 1, 2006 eligible Medicare beneficiaries are able to obtain prescription drug coverage by enrolling in a PDP or a MA-PD that offers prescription drug coverage. Employers who provide prescription drug benefits to retirees can elect to: (i) continue providing these benefits with no governmental assistance; (ii) implement a plan offering the actuarial equivalent of a Medicare Part D plan with a subsidy payment from the U.S. government; (iii) create their own PDP or MA-PD; (iv) terminate their retiree prescription drug benefits; or (v) supplement coverage available to Medicare-eligible retirees through an independent PDP or MA-PD.

As a result of the Medicare Modernization Act, insurance products that cover prescription drug benefits for Medicare-eligible individuals now compete with the entitlement program created under Part D of the Social Security Act. We believe the Medicare Modernization Act generally has resulted in the development of new insurance products available for employers that desire to continue to offer their retired employees access to prescription drug benefits. We distribute a PDP designed specifically for employer groups as well as customized insurance products that permit employers to supplement the benefits available to their retired employees through an independent PDP or MA-PD.

We also place and administer a wide array of group benefit products for member organizations. These products are acquired by national, regional and local member groups that frequently do not have the capability or desire to administer these plans and that seek ways to make membership in their organizations more appealing. Through our relationships with our insurance carrier partners, we are able to help design customized group benefit plans to respond to the varying needs of these organizations.

We are able to handle virtually all aspects of administering the types of group benefit products that we place, including plan enrollment, eligibility, billing, collection and claims administration. We have made a substantial investment in a call center that we use to provide assistance and support for the plans we administer. We provide administrative services to both insurance carriers and employers for plans that we distribute as well as plans distributed by others. We currently administer retiree health plans for over 800 employer groups and 74 member groups. In addition, in April 2006 we acquired Communitas, which provides third-party claim administrative services primarily for self-insured group health plans. As of June 30, 2006, Communitas administered plans covering more than 100,000 lives.

One advantage of providing administrative services for the retiree health plans we distribute is that it increases the likelihood that we will remain the wholesale insurance broker for the plan. After an employer has outsourced the administration of a retiree health plan, it is more difficult to re-establish the ability to administer the plan internally or to transition the plan to a new outsourced provider. The costs, administrative burden and confusion that such a switch could create among an organization’s retirees all create potential customer retention advantages for us.

As of June 30, 2006, our Group Benefits division had 249 full-time employees, including 20 brokers.

Acquisition Strategy

We seek opportunities to acquire companies whose businesses would complement, expand upon or diversify our current operations. We often are familiar with the owners or management of acquisition targets before we initiate discussions with them. We believe that our operating philosophy makes us an attractive business partner because it offers the management team of acquisition targets access to the resources of a large national firm without losing the entrepreneurial freedom of a small firm. We believe our technology, marketing, finance and other resources as well as our long-standing relationships in key markets are appealing to the owners and managers of wholesale distribution firms.

We are experienced in acquiring companies. Since January 1, 2002, we have acquired nine businesses. We perform due diligence on all acquisition targets, and we evaluate their ongoing business operations and key business drivers. Our due diligence efforts typically involve the assistance of our actuarial staff to evaluate the business and product risks associated with acquisition targets.

We generally consider a variety of factors in negotiating acquisitions, including cash flow, rates of return and strategic fit. Frequently, we require that part of the purchase price be deferred or subject to an earnout to align the interests of the sellers with ours and to protect us from post-acquisition uncertainties. We typically retain management of the firms that we acquire to continue to oversee the day-to-day sales operations of the acquired business. Our acquisition contracts, which typically include employment agreements for the key brokers and underwriters involved in the acquired business, generally subject the former owners and key brokers and underwriters of the business being acquired to various restrictions, including non-competition and non-solicitation covenants. After an acquisition has been completed, we integrate the acquired company’s accounting and other systems into our company-wide systems.

There are certain risks inherent in pursuing growth through acquisitions. Accordingly, we can give no assurance that we will be successful in identifying, acquiring or integrating businesses that enhance our business or results of operations or otherwise perform as we expect. See “Risk Factors — Risks Related to Our Business and Industry — If we are unable to successfully acquire or integrate acquired businesses, or if they do not perform as we expect, our competitiveness, operating results and financial condition could be harmed.”

Operations

As of October 31, 2006, we had 32 offices located across the United States. Substantially all of our Property & Casualty Brokerage offices operate under the “AmWINS Brokerage” brand name. Most of the Specialty Underwriting and Group Benefits businesses continue to operate under their original names because of their close association with the products they have distributed for a number of years.

Although our operations are spread across the United States, we adhere to a “one firm” philosophy, with the intent that our employees and customers view us as one firm nationally. Substantially all of our operations are connected through a centralized IT system. We have centralized substantially all of our human resources, marketing, finance, merger and acquisition, legal, licensing, compliance and risk management operations. We also provide our businesses with technical, underwriting and regulatory support. We have implemented our enterprise operating system, AmLINK, to centralize the majority of our premium collection, accounting and administrative functions in our Charlotte service center and a satellite service center in Chicago. Although we have focused on centralizing our administrative operations, we remain committed to our decentralized sales and product development culture to provide our brokers with greater flexibility to adapt to the changing needs of their customers.

Sales and Marketing

Virtually all of our sales and marketing efforts are directed at developing and maintaining relationships with retail insurance brokers and key employees of insurance carriers who underwrite the products that we distribute. We seek to develop new business with retail insurance brokers who can benefit from our expertise and access to insurance carriers. We also strive to maintain frequent contact with key insurance carrier underwriting personnel so that we understand their product preferences and they understand our distribution capabilities.

Our decentralized sales culture provides our brokers with the entrepreneurial freedom and flexibility they need to better serve their clients and detect client-specific opportunities for new business. Our sales efforts are driven by individual brokers and underwriters under the direction of the management of our offices, practice groups and divisions. We foster an environment that recognizes and rewards cooperation among our brokers. We believe our ability to work in teams helps us better compete for large and complex accounts.

We support our localized sales efforts through a national marketing program. Our marketing department works closely with each division’s management team to develop a marketing strategy that best suits each division. We market ourselves through trade publications, trade shows, trade seminars and other events sponsored by us, as well through our website and other sales and marketing materials.

Clients

During 2005, we placed business for more than 4,500 retail insurance brokerage firms of varying sizes, ranging from large, multinational retail insurance brokers such as Aon, Marsh and Willis to small, one-office firms. We have entered into agreements with Aon, Marsh and Willis under which they have appointed us on a national basis to work with them. Although we do business with all of the large, national retail insurance brokerage firms, we derive a substantial part of our business from mid-size retail insurance brokers. For the six months ended June 30, 2006, our 10 largest retail insurance brokerage clients represented less than 30.5% of our consolidated revenues.

Willis accounted for approximately 15% of our revenues for the year ended December 31, 2005 and 13% of our revenues for the six months ended June 30, 2006. If we lose Willis as a retail insurance brokerage client or there is a substantial reduction in the volume of business we do with Willis, our business and operating results would be materially harmed.

In connection with our acquisition of Stewart Smith Group from Willis, we entered into a business agreement with Willis that: (i) requires Willis to name us as the broker of record for each policy placed by us for Willis, unless Willis determines that naming us as the broker of record is not in the best interest of its client; (ii) requires Willis to engage us for the placement and renewal of an insurance policy acquired by a client of Willis for which we are the broker of record, unless Willis determines that the engagement of us is not in the best interest of the client; (iii) requires Willis and us to negotiate and reach an agreement on a case-by-case basis regarding how to share commissions paid in connection with the placement of insurance policies by us for Willis, and if we are unable to agree, generally provides terms on which we share commissions with Willis; (iv) requires Willis to provide us with 10-days’ advance notice if it determines to use another brokerage firm for this business; and (v) prohibits Willis from using certain designated brokers of Stewart Smith Group who terminate their employment with us and accept employment with any of our competitors. The agreement expires on April 13, 2009, and will renew for successive one-year periods after that date unless either party provides notice of non-renewal to the other party. In addition, either party may terminate the agreement if the other party materially breaches any provision of the agreement.

Insurance Carriers

We have been appointed to do business with over 100 insurance carriers, including large insurance carriers operating internationally as well as smaller insurance carriers operating in the United States. Our five largest insurance carriers in terms of total premiums placed during 2005 by us were ACE, AIG, Alleghany, Lloyd’s and Zurich.

We periodically review the performance, financial health and ratings of all insurance carriers with which we do business, and we generally advise our clients against doing business with any insurance carrier failing to maintain a financial strength rating of at least “A−” and a financial size category of at least “VII” (often expressed together in a manner such as “A−, VII”) from A.M. Best.

For the year ended December 31, 2005 and the six months ended June 30, 2006, approximately 11.5% and 9.2%, respectively, of our revenues were derived from insurance policies provided by AIG. If AIG terminated or significantly reduced the amount of business we place with it, we would need to locate other insurance carriers to underwrite this business, which would increase our expenses and could result in the loss of market share while we located other insurance carriers for this business.

In our Specialty Underwriting division, we act as an MGU for insurance carriers that have given us authority to bind coverage on their behalf. Our MGU programs are governed by contracts between us and the insurance carriers that have given us authority to bind insurance under the program. These contracts typically can be terminated by the insurance carrier with very little advance notice. The termination of any of our MGU programs, or a change in the terms of any of these programs, could harm our business and operating results.

Competition

The wholesale insurance brokerage industry is highly competitive, and a number of firms actively compete with us for clients and access to insurance carriers. Our competition includes other wholesale insurance brokerage firms, insurance companies, banks and other financial service companies. Some of our primary competitors are owned by our clients and have substantially greater resources than we have.

The largest competitors of our Property & Casualty Brokerage division are Swett & Crawford Group, CRC Insurance Services, Inc., which is owned by BB&T Corporation, Crump Insurance Services, Inc. and Risk Placement Services, Inc., which is owned by Arthur J. Gallagher & Co. In this division, we also compete with a number of smaller wholesale insurance brokers. Our Property & Casualty Brokerage division competes for clients on the basis of product knowledge, access to insurance carriers and markets and quality of client service. We believe that property and casualty insurance carriers and large retail insurance brokerage firms are becoming more attentive to the compliance systems and financial position of the wholesale insurance brokers they use, which we believe has caused many of these firms to decrease the number of wholesale insurance brokers they use. We believe our size, scope of operations, product diversity and infrastructure enable us to compete favorably in our markets.

Our Specialty Underwriting division competes with a variety of sources for standard and specialized insurance products that provide coverage similar to the types of products we distribute. In many cases, our competitors are other insurance carriers that provide these products. In addition, we frequently compete with small to mid-size wholesale distribution firms that provide products that are similar to the products offered by our MGU programs. According to information provided by Business Insurance, the largest MGU firms in the United States are Victor O. Schinnerer & Co., Inc. (a subsidiary of Marsh), K&K Insurance Group (a subsidiary of Aon), Arrowhead General Insurance Agency, Inc. and U.S. Risk Insurance Company, Inc. Our MGU programs compete for clients on the basis of product coverage and pricing.

Our Group Benefits division competes with a variety of other businesses, including retail insurance brokerage firms that distribute products similar to the types of insurance products we distribute, insurance carriers that distribute these products directly to retail insurance brokers or insured parties, benefit consultants that are able to assist in the distribution of these products and a number of other companies that provide group benefit administrative services. Although there are no large, national wholesale distribution firms with which we regularly compete, we do compete with several large retail insurance brokerage firms, including clients of ours, that distribute products similar to the types of products we distribute. Our Group Benefits division competes for clients on the basis of product design and pricing, product knowledge and ability to provide ancillary administrative services, as well as the cost of these services.

Governmental Regulation

Our insurance brokerage and administrative service activities are subject to regulation and supervision by state authorities. These requirements are generally designed to protect insured parties by establishing minimum standards of conduct and practice. Although the scope of regulation and form of supervision may vary from state to state, insurance laws generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. Generally, in every state in which we do business as an insurance broker, we are required to be licensed or to have received regulatory approval to conduct business. In addition, most states require that our employees who engage in brokerage activities in that state be licensed personally. We also are affected by the governmental regulation and supervision of insurance carriers. For example, if we act as an MGU for an insurance carrier, we may be required to comply with laws and regulations affecting the insurance carrier. Moreover, regulation affecting the insurance carriers with which we place business can affect how we conduct operations.

Laws and regulations vary from state to state and are always subject to amendment or interpretation by regulatory authorities. These authorities have substantial discretion as to the decision to grant, renew and revoke licenses and approvals. Our continuing ability to do business in the states in which we currently operate depends on the validity of and continued good standing under the licenses and approvals pursuant to which we operate. More restrictive laws, rules or regulations may be adopted in the future that could make compliance more difficult and expensive or adversely affect our business. See “Risk Factors — Risks Related to Our Business and Industry — We are subject to governmental regulation and supervision, and increased costs of compliance or failure to comply with applicable laws and regulations could increase our expenses, restrict our growth and limit our ability to conduct our business.”

Employees

As of June 30, 2006, we employed approximately 900 employees. None of our employees is represented by a labor union. We believe that our relationship with our employees is good.

Legal Proceedings

In the ordinary course of our business, we are involved in various claims and legal proceedings relating to our business. We maintain errors and omissions and employee practices insurance that is intended to cover many of these claims. Based on information currently available and discussions with legal counsel, our management does not believe that any pending or threatened proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Properties

Our headquarters are located in Charlotte, North Carolina. We own no real property, and lease all space for our office locations throughout the United States. We believe that our offices are in good condition and adequate for our current needs. If necessary, we expect that suitable additional space will be available as required.

MANAGEMENT

Executive Officers and Directors

The following table presents information concerning the persons who will be our executive officers and directors upon the completion of this offering:

Name	Age	Position

M. Steven DeCarlo	48	President and Chief Executive Officer; Director
Scott M. Purviance	36	Chief Financial Officer, Vice President and Secretary
Samuel H. Fleet	45	President — Group Benefits Division
J. Scott Reynolds	42	President — Specialty Underwriting Division
Mark M. Smith	53	President — Property & Casualty Brokerage Division
David W. Dabbs	44	General Counsel
Kristin L. Downey	33	Director of Human Resources
Brian P. Golson	36	Director
Marc R. Rubin	33	Director
John C. Rutherford	57	Director

M. Steven DeCarlo has served as President and Chief Executive Officer of AmWINS since December 2000. Prior to joining AmWINS, Mr. DeCarlo held various management positions with Royal & SunAlliance USA, Inc. from 1988 to 2000, including Senior Vice President for Business Insurance (1998-2000) and Executive Vice President and Chief Financial Officer of Royal Specialty Underwriting Inc., Royal & SunAlliance’s excess and surplus division (1988-1998). He has served on the AmWINS board of directors since he joined AmWINS in December 2000.

Scott M. Purviance has been the Chief Financial Officer, Vice President and Secretary of AmWINS since July 2001. Previously, Mr. Purviance was Vice President of Finance for the Business Insurance Division of Royal & SunAlliance USA, Inc. (1999-2001) and was employed as an accountant by PricewaterhouseCoopers LLP (1992-1999).

Samuel H. Fleet has served as President of our Group Benefits division since April 2004. Mr. Fleet founded National Employee Benefit Companies, Inc. (NEBCO) and related companies and served as the principal executive officer of these companies until they were acquired by us in July 2000. Mr. Fleet has continued to serve as President of NEBCO since that time.

J. Scott Reynolds has served as President of our Specialty Underwriting division since April 2006. Mr. Reynolds formerly served as Chief Actuary of AmWINS from July 2002 to April 2006. Prior to joining AmWINS, Mr. Reynolds worked as Actuarial and Pricing Manager of the Business Insurance Division of Royal & SunAlliance USA, Inc. (1999-2002).

Mark M. Smith has served as President of our Property & Casualty Brokerage division since April 2005. Prior to that time, Mr. Smith served as the Chief Executive Officer and President of Stewart Smith Group from December 1999 to April 2005, when we acquired Stewart Smith Group. From 1990 to 1999, Mr. Smith served in various other executive positions with Stewart Smith Group and its affiliates.

David W. Dabbs has served as General Counsel of AmWINS since September 2006. Prior to joining AmWINS, Mr. Dabbs was engaged in the private practice of law for over 16 years. From 1997 to 2006, Mr. Dabbs was a partner in the firm of Robinson, Bradshaw & Hinson, P.A.

Kristin L. Downey has served as Director of Human Resources of AmWINS since December 2002. Prior to joining AmWINS, Ms. Downey was employed by PricewaterhouseCoopers LLP, where she spent five years in the Assurance and Business Advisory Services (ABAS) practice and two years as the Recruiting Manager for the Carolinas ABAS and Tax practice.

Brian P. Golson has served as a director of AmWINS since October 2005. Mr. Golson is a Partner at Parthenon Capital LLC. Prior to joining Parthenon Capital LLC in 2002, Mr. Golson was the Chief Financial Officer and Vice President of Operations at Everdream Corporation, a software company headquartered in Fremont, California.

Marc R. Rubin has served as a director of AmWINS since October 2005. Mr. Rubin is a Principal of Parthenon Capital LLC, which he joined in 2000. Prior to joining Parthenon Capital LLC, Mr. Rubin was a Principal at The Parthenon Group, a strategic advisory firm.

John C. Rutherford has served as a director of AmWINS since October 2005. Mr. Rutherford is a founder and Managing Partner of Parthenon Capital LLC and is co-founder and former Chairman of The Parthenon Group. Before founding The Parthenon Group in 1998, Mr. Rutherford was a director of Bain & Company.

Board of Directors

Our board of directors currently consists of four directors, each of whom has been appointed pursuant to the operating agreement of Holdings, which currently entitles Parthenon HoldCo to designate a majority of our directors. We expect to amend these provisions in connection with the consummation of this offering to provide that our board of directors will consist of such number of directors as determined by our board and elected by our stockholders in accordance with our bylaws.

None of our current directors is “independent” as defined under the rules of the NYSE. Under the phase-in provisions of the NYSE rules relating to the governance of companies such as AmWINS that are listing in conjunction with an initial public offering, we have a period of 12 months from the completion of this offering to comply with the rule that a majority of our directors be “independent” within the meaning of the NYSE rules. In addition, the phase-in rules require that our Compensation, Audit and Governance Committees include at least one “independent” director at the time of initial listing upon completion of this offering, that a majority of the members of these committees be independent within 90 days of initial listing and that all members of these committees be independent within 12 months of initial listing. We intend to restructure our board of directors and key committees to comply with these independence requirements as soon as possible, but in no event later than the NYSE phase-in deadlines.

Controlled Company

Upon the completion of this offering, because Parthenon HoldCo will own more than 50% of the voting power of AmWINS, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. We do not currently intend to rely upon any of the “controlled company” exemptions from the NYSE corporate governance standards. See “Risk Factors — Risks Related to this Offering — Our principal stockholder may have interests that are different from yours and, therefore, make decisions that are adverse to your interests.”

Committees of the Board of Directors

Our board of directors will establish three committees: an Audit Committee, a Compensation Committee and a Governance Committee.

Audit Committee.  The primary function of our Audit Committee will be to assist our board of directors in overseeing our accounting and financial reporting processes generally, the audits of our financial statements and our systems of internal controls regarding finance and accounting. Our Audit Committee’s responsibilities will include:

•	selecting and overseeing our independent registered public accounting firm;

•	reviewing the qualifications, performance and independence of our independent registered public accounting firm;

•	approving all audit and non-audit services rendered by our independent registered public accounting firm;

•	reviewing our annual and quarterly financial statements with our management and independent registered public accounting firm;

•	reviewing the integrity and adequacy of our financial reporting processes;

•	reviewing and resolving any disagreements between our management and our independent registered public accounting firm in connection with the preparation of our financial statements;

•	establishing procedures for the confidential, anonymous submission by our employees of concerns or complaints regarding questionable accounting or auditing matters;

•	reviewing and approving all related party transactions involving us and our directors and executive officers; and

•	preparing a report that the SEC requires us to include in our annual proxy statements.

We will, within the time period required by the NYSE rules described above, appoint independent directors to our Audit Committee as required by the rules of the SEC and the listing standards of the NYSE, including the financial literacy requirements. Our board of directors will adopt a written charter of our Audit Committee, which will be posted on our website on or before the completion of this offering.

Compensation Committee.  Our Compensation Committee’s primary function will be to assist our board of directors in determining compensation paid to our executive officers and directors. Its responsibilities will include:

•	reviewing and recommending compensation plans in which our executive officers and directors participate;

•	overseeing our executive compensation programs;

•	approving the compensation paid to our chief executive officer and directors;

•	reviewing and administering our equity-based compensation plans; and

•	preparing the report that the SEC requires us to include in our annual proxy statement.

We will appoint independent directors, within the meaning of the NYSE listing standards, to serve on our Compensation Committee within the time period required by the NYSE. Our board of directors will adopt a written charter for our Compensation Committee, which will be posted on our website on or before the completion of this offering.

Governance Committee.  Our Governance Committee will assist our board of directors regarding matters involving our corporate governance. Its responsibilities will include:

•	identifying, evaluating and recommending candidates for appointment and reelection to our board of directors;

•	evaluating the composition, size and governance of our board of directors;

•	reviewing and recommending changes, as needed, to our corporate governance principles;

•	conducting or overseeing periodic evaluations of the board of directors and management; and

•	reviewing compliance with our code of ethics.

We will appoint independent directors to serve on our Governance Committee as required by the NYSE listing standards. Our board of directors will adopt a written charter for our Governance Committee, which will be posted on our website on or before the completion of the offering.

Compensation Committee Interlocks and Insider Participation

We will appoint directors to our Compensation Committee that have never been employed by us as an officer or employee. None of our executive officers has ever served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors.

Compensation of Directors

In 2005 and 2006, we did not pay our directors any compensation for service as directors. We did, however, reimburse directors for out-of-pocket expenses they incurred in connection with their attendance at meetings of the board of directors and board committees. We have agreed in principle to amend our advisory services agreement with PCap, L.P., an affiliate of Parthenon Capital, such that PCap will receive a director services fee of $50,000 per quarter so long as a Parthenon-affiliated director serves on our board, subject to a maximum fee of $400,000. We have also agreed to reimburse PCap for certain expenses incurred by Parthenon-affiliated directors who serve on our board. See “Related Party Transactions — Parthenon Advisory Services Agreement.”

Executive Compensation

The following summary compensation table sets forth information concerning the cash and non-cash compensation during 2005 earned by, awarded to or paid to our chief executive officer and each of our four other most highly compensated executive officers during the year ended December 31, 2005. We refer to these officers as our “named executive officers” in other parts of this prospectus.

Summary Compensation Table

				Long-Term
				Compensation
	2005 Annual Compensation			Awards
			Other Annual	Restricted	Securities
Name and			Compensation	Stock	Underlying	All Other
Principal Position	Salary ($)	Bonus ($)	($)	Awards (#)	Options/SARs (#)	Compensation ($)

M. Steven DeCarlo	$400,000	$385,000	$23,810(1)		0	$11,961	(2)
President and Chief Executive Officer
Samuel H. Fleet	300,000	1,395,583	12,000(3)		0	7,825	(2)
President of Group Benefits division
Mark M. Smith(4)	519,250	0	19,459(5)	319,922(6)	41,632(7)	4,688	(2)
President of Property & Casualty Brokerage division
Scott M. Purviance	225,000	115,000	12,008(8)		0	15,766	(2)
Vice President and Chief Financial Officer
Stephen J. Vaccaro, Jr.(9)	400,000	0	0		0	6,300	(2)
Former President of Specialty Underwriting division

(1)	This amount includes a $15,000 automobile allowance and $5,400 of country club membership dues.

(2)	For each of Mr. DeCarlo and Mr. Purviance, the number consists of a $6,300 matching contribution to each of their 401(k) accounts, $5,460 and $9,403, respectively, we paid for life and disability insurance and $201 and $63, respectively, paid as earnings under a suspended deferred compensation plan. For Mr. Fleet, this number consists of a $6,300 matching contribution to his 401(k) and $1,525 paid as earnings under a suspended deferred compensation plan. For Mr. Smith, this number consists of a $4,688 matching contribution to his 401(k) account. The number for Mr. Smith does not include a $1,000,000 transaction fee that was paid to Mr. Smith in connection with our 2005 acquisition of Stewart Smith Group. See “Related Party Transactions — Smith Transaction Fee.” For Mr. Vaccaro, this number consists of a $6,300 matching contribution to his 401(k) account.

(3)	This amount consists of a $6,000 automobile allowance and $6,000 of country club membership dues.

(4)	Mr. Smith’s employment began on April 13, 2005.

(5)	This amount includes $10,574 of country club membership dues and a $8,885 automobile allowance.

(6)	These are Class Z units in Holdings that we granted to Mr. Smith in April 2005, as described below. We estimate that the value of these units was $22,891 as of December 31, 2005.

(7)	These options are for common units in Holdings, as described below.

(8)	This amount includes $4,560 of country club membership dues and $7,448 for reimbursement of personal trip expenses.

(9)	Mr. Vaccaro’s employment terminated on April 15, 2006.

Holdings Equity Compensation Arrangements

Prior to this offering, all of our outstanding capital stock was held by Holdings. From time to time, Holdings has issued incentive equity awards to certain members of our management team and other employees, including the following:

•	“Profits-only” interests issued by Holdings in March 2002 to M. Steven DeCarlo, our President and Chief Executive Officer, and Scott M. Purviance, our Vice President, Chief Financial Officer and Secretary. These interests are evidenced by Class Y units of Holdings, 656,000 of which are held by Mr. DeCarlo and 164,000 of which are held by Mr. Purviance. The Class Y units entitle Messrs. DeCarlo and Purviance to receive their respective pro rata shares of distributions made by Holdings in excess of $25 million. These units vested over the three-year period following the date of grant and were fully vested as of December 31, 2005.

•	“Profits-only” interests issued by Holdings in April 2005 to Mark M. Smith, President of our Property & Casualty Brokerage division. These interests are evidenced by 319,922 Class Z units of Holdings and entitle Mr. Smith to receive a pro rata share of distributions made by Holdings in excess of approximately $151 million. In accordance with the terms of an exchange agreement between Holdings and Mr. Smith, these units vest over the five-year period following the date of grant, subject to immediate vesting in the event of a change in control of Holdings or AmWINS.

•	Restricted units issued in the second quarter of 2006 by Holdings to certain non-executive officer employees of AmWINS. These units consist of common units of Holdings, which generally participate in all distributions from Holdings on a pro rata basis. These units vest in full on January 1, 2011.

•	Performance-based “profits-only” interests that Holdings agreed to issue in connection with the Recapitalization, which were issued in the third quarter of 2006 to certain members of our management team, including certain of the named executive officers. These interests are evidenced by Class B units, Class C units, Class D units and Class E units of Holdings. These incentive units participate in distributions from Holdings on a pro rata basis if and to the extent that Parthenon HoldCo has received distributions from Holdings representing an annualized compounded internal rate of return on its investment in Holdings in excess of 10% (for Class B units), 20% (for Class C units), 30% (for Class D units) and 40% (for Class E units). In general, 20% of these units vested on October 27, 2006, and the remainder vest ratably over a four year period thereafter. Mr. DeCarlo received 137,500 of each class of these units, Mr. Purviance received 37,500 of each class of these units, and Mr. Fleet received 25,000 of each class of these units.

In our consolidated financial statements, we record compensation expense in accordance with SFAS No. 123(R) for the unit awards that were granted or vest on or after January 1, 2006.

In addition, in the second quarter of 2006, Holdings implemented a Unit Purchase Plan pursuant to which selected key employees who are “accredited investors,” as defined in Regulation D adopted under the Securities Act, were offered the opportunity to acquire common units in Holdings for $15.29 per unit. In accordance with the terms of the Unit Purchase Plan, employees who elected to participate in the Unit Purchase Plan received a loan from AmWINS for 50% of the purchase price. The full amount of interest and principal on this loan is payable in full in one installment on the fifth anniversary of the date these notes were issued. All of our executive officers who purchased units under the Unit Purchase Plan have repaid in full all amounts outstanding under their notes. The note receivable has been recorded in prior periods against the total amount of equity recorded.

Immediately prior to the completion of this offering, the outstanding units of Holdings, including the units discussed above, were as follows:

Class of Unit	No. of Units Outstanding

Common Units	10,230,156
Class B Units	343,750
Class C Units	343,750
Class D Units	343,750
Class E Units	343,750
Class Y Units	820,000
Class Z Units	319,922

Total Units	12,745,078

In connection with this offering, Holdings will distribute approximately 89% of our outstanding shares of common stock to the holders of common units, Class Y units and Class Z units. The remaining outstanding shares of our common stock will continue to be held by Holdings pending the final determination of the amounts payable to the holders of Class B, Class C, Class D and Class E units.

The table below sets out information about option grants to named executive officers in 2005. In September 2006, Mr. Smith exercised his option to acquire 29,100 common units.

Options/SARs Grants in 2005

		Percentage			Potential Realizable
	Number of	of Total			Value at Assumed
	Securities	Options/SARs			Annual Rates of Stock
	Underlying	Granted to	Exercise or		Price Appreciation for
	Options/SARs	Employees in	Base Price	Expiration	Options Term
Name	Granted(#)	Fiscal Year	($/Share)	Date	5% ($)	10% ($)

M. Steven DeCarlo	0	n/a	n/a	n/a	n/a	n/a
Samuel H. Fleet	0	n/a	n/a	n/a	n/a	n/a
Mark M. Smith	41,632	(1)	$12.01	10/01/06	n/a	n/a
Scott M. Purviance	0	n/a	n/a	n/a	n/a	n/a
Stephen J. Vaccaro, Jr.	0	n/a	n/a	n/a	n/a	n/a

(1)	The options for common units we granted to Mr. Smith were the only options to purchase Holdings units that we granted in 2005. In 2005, we also granted 254,974 options to purchase AmWINS common stock. None of these options were granted to our named executive officers.

The next table provides information about the number and value of options for units in Holdings that our named executive officers held on December 31, 2005. Although we have issued options to purchase AmWINS common stock under our 2002 Stock Option plan, described below, none of our named executive officers held any such options at the end of 2005, or exercised options for AmWINS common stock or Holdings units in 2005.

Aggregated Options/SARs Exercises in 2005 and Year-End Options/SARs Values

	Number of Securities Underlying		Value of Unexercised
	Unexercised Options/SARs		In-the- Money Options/SARs at
	at Fiscal Year-End (#)		Fiscal Year-End ($)
	Exercisable	Unexercisable	Exercisable	Unexercisable

M. Steven DeCarlo	75,000 common units	0	0	0
Samuel H. Fleet	—	—	—	—
Mark M. Smith	41,632 common units	0	$61,199	0

Scott M. Purviance	—	—	—	—
Stephen J. Vaccaro, Jr.	—	—	—	—

Equity Compensation Arrangements

2002 Stock Option Plan

In 2002, we adopted the American Wholesale Insurance Group, Inc. 2002 Stock Option Plan (2002 Stock Option Plan). The purpose of the plan is to allow eligible persons who provide services to us to acquire a proprietary interest in us as an incentive to continue their employment or service. Persons eligible to participate in this plan are our employees, non-employee members of our board of directors or the board of directors of any of our subsidiaries and consultants and other independent advisors who provide services to us. The plan permits us to grant options to purchase up to 762,582 shares of our common stock. Upon completion of this offering, we will suspend the 2002 Stock Option Plan, after which time no additional options will be granted under the plan. This action will not affect options that are currently outstanding under the 2002 Stock Option Plan. As of October 31, 2006, we had issued options to acquire an aggregate of 709,740 shares of our common stock under this plan at exercise prices ranging from $7.50 per share to $17.50 per share, with a weighted average exercise price of $12.69 per share. The named executive officers do not hold any of these options.

The 2002 Stock Option Plan permits us to grant incentive stock options, which are options that comply with the requirements of Section 422 of the Internal Revenue Code, and non-statutory options that do not meet the requirements of Section 422. We are permitted to grant incentive stock options only to our employees. We may grant non-statutory stock options to anyone who is eligible to participate in the plan. To date, all options granted under the plan have been non-statutory options.

Our board of directors currently administers the plan. The board of directors is authorized to determine who will receive options under the plan and the terms and conditions of option grants. The board also has the power to (1) accelerate the date upon which options become exercisable, including in connection with a transaction or series of transactions that results in a change in control of AmWINS; (2) interpret the plan; (3) make all determinations under the plan; and (4) amend the plan.

The maximum term of the options under the 2002 Stock Option Plan is 10 years. Upon exercise of an option, the exercise price must be paid in cash, by certified, bank or cashier’s check or in such other manner as permitted by the board of directors, which may include the surrender of shares of common stock or other unexercised options held by the optionee.

Employment Agreements

M. Steven DeCarlo

In September 2005, we entered into an employment agreement with Mr. DeCarlo that provides for his employment as our President and Chief Executive Officer. Either AmWINS or Mr. DeCarlo can terminate his employment for any reason on 30 days’ written notice. For the calendar year 2006, Mr. DeCarlo’s base salary is $720,000. Under the employment agreement, Mr. DeCarlo also receives certain perquisites, which are included in the Summary Compensation Table. In addition, Mr. DeCarlo is eligible to receive an annual bonus in the amount of $280,000 so long as at the time of payment, AmWINS is in compliance with the financial covenants in its senior credit facilities and in any other material loan or debt financing agreement, and the payment would not result in a default under such loan agreements. Mr. DeCarlo also is entitled to receive all employee benefits generally available to executives of AmWINS. The agreement requires Mr. DeCarlo to comply with restrictive covenants relating to non-competition, non-solicitation, no-hire and confidentiality for specified periods following termination of his employment.

Upon any termination of employment, Mr. DeCarlo is entitled to receive all accrued but unpaid base salary and benefits, any accrued but unused vacation pay, any other amounts or benefits owed under employee benefit plans and any unreimbursed business expenses. In addition, if we terminate Mr. DeCarlo’s employment without “cause” (as defined in the agreement) or if he terminates his employment for “good reason” (as defined in the agreement), he is entitled to:

(1) continued payment of his base salary (including club dues and automobile allowance) for a period of 12 months following the date of termination;

(2) to the extent permitted by our plans, comparable health insurance and benefits for him and his dependents for a period of two years from the date of termination (at active employee rates); and

(3) on the date the annual bonus would be paid, a pro rata portion of the bonus through the termination date.

If employment terminates as a result of Mr. DeCarlo’s death, in addition to the benefits described in this paragraph, his beneficiary will also receive the proceeds of a life insurance policy with an aggregate benefit of not less than $3,000,000. If Mr. DeCarlo’s employment terminates as a result of his “disability” (as defined in the agreement), he will be entitled to receive, in addition to the benefits described above, the proceeds of an insurance policy with an aggregate benefit of $1,000,000.

Pursuant to the employment agreement, in 2006 Holdings awarded Mr. DeCarlo 137,500 Class B units of Holdings, 137,500 Class C units of Holdings, 137,500 Class D units and 137,500 Class E units. Twenty percent of the units vested on October 27, 2006, and the remaining units are vesting monthly on a pro rata basis through October 27, 2010. In the event of Mr. DeCarlo’s death, his estate would receive an additional six months of vesting.

Scott M. Purviance

We entered into an employment agreement with Mr. Purviance in September 2005 to provide for his employment as our Chief Financial Officer. Either AmWINS or Mr. Purviance can terminate his employment for any reason on 30 days’ written notice. For calendar year 2006, Mr. Purviance’s base salary is $300,000. Mr. Purviance also is entitled to country club membership dues, up to a maximum monthly amount of $500. In addition, Mr. Purviance is eligible to receive an annual incentive bonus in an amount of up to $110,000, as determined by our board of directors, and after this offering, by the Compensation Committee. Mr. Purviance also is entitled to receive all employee benefits generally available to executives of AmWINS. The employment agreement requires Mr. Purviance to comply with restrictive covenants relating to non-competition, non-solicitation, no-hire and confidentiality for specified periods following termination of his employment.

Upon any termination of employment, Mr. Purviance is entitled to receive all accrued but unpaid base salary and benefits, any accrued but unused vacation pay, any other amounts or benefits owed under employee benefit plans and any unreimbursed business expenses. In addition, if we terminate Mr. Purviance’s employment without “cause” (as defined in the agreement) or as a result of his death or disability, or if he terminates his employment for “good reason” (as defined in the agreement), he would be entitled to continued payment of his base salary (including club dues) for a period of 12 months following the date of termination and, to the extent permitted by our plans, comparable health insurance and benefits for him and his dependents for that one-year period (at active employee rates).

Pursuant to the employment agreement, in 2006 Holdings awarded Mr. Purviance 37,500 Class B units, 37,500 Class C units, 37,500 Class D units and 37,500 Class E units. Twenty percent of the units vested on October 27, 2006, and the remaining units are vesting monthly on a pro rata basis through October 27, 2010.

Samuel H. Fleet

In May 2003, our subsidiary, NEBCO, entered into an employment agreement with Mr. Fleet providing for his employment as NEBCO’s President. The original term of Mr. Fleet’s employment agreement expired on June 30, 2006. Pursuant to the renewal terms of the agreement, the term was extended to June 30, 2007, and the agreement will continue to renew for successive one-year renewal terms unless either we or Mr. Fleet provides notice of non-renewal at least 90 days prior to the expiration date. Mr. Fleet’s base salary for calendar year 2006 is $300,000. Mr. Fleet’s salary will increase each year as mutually determined by Mr. Fleet and NEBCO, subject to a minimum annual increase of 5% in base salary. Under the employment agreement, Mr. Fleet also is entitled to additional payments for country club membership dues, up to a maximum monthly amount of $500, and actual expenses incurred in connection with the ownership or lease and maintenance of his automobile, up to a monthly maximum of $500. Mr. Fleet also is entitled to participate in any other employee benefit made available during the term of his employment to persons performing similar services for NEBCO and its affiliates and in equity plans of NEBCO or AmWINS in which similarly situated executive officers are eligible to participate. Mr. Fleet also participates in NEBCO’s Management Bonus Plan, under which he is eligible for an annual cash bonus. Under the Management Bonus Plan, an annual bonus pool is established based on exceeding certain financial targets. These targets are currently specified levels of EBITDA margin (as defined in the agreement) and growth in net revenues (as defined in the agreement). Mr. Fleet is eligible for one-third of the bonus pool, as well as the remainder after other participants are paid their discretionary bonuses. The agreement requires Mr. Fleet to abide by restrictive covenants relating to non-competition, non-solicitation and confidentiality for specified periods following termination of his employment.

If AmWINS consummates a “change of control” (as defined in the agreement) transaction during the term of Mr. Fleet’s employment and either the agreement is not assumed by the acquiring entity, or during the one-year period following the change of control, Mr. Fleet’s employment is terminated other than for “cause” (as defined in the agreement) or by reason of death or permanent disability, or Mr. Fleet terminates his employment for “good reason” (as defined in the agreement), then Mr. Fleet is entitled to a lump-sum payment equal to his then-current base salary for one year.

NEBCO can terminate Mr. Fleet’s employment at any time and for any reason, with or without cause. If Mr. Fleet resigns without “good reason” or NEBCO terminates his employment for cause or as a result of his death or permanent disability, Mr. Fleet or his estate, as applicable, is entitled to his base salary received through the date of termination. In the event of a termination as a result of Mr. Fleet’s death or disability, NEBCO must also pay a pro rata portion of his bonus for the year.

If NEBCO terminates Mr. Fleet’s employment without cause or Mr. Fleet terminates his employment for good reason, Mr. Fleet will be entitled to his base salary for a period of one year after the date of termination. In addition, Mr. Fleet will receive his pro rata bonus through the date of termination.

Mark M. Smith

We entered into an employment agreement with Mr. Smith in April 2005 in connection with our acquisition of Stewart Smith Group. Under the employment agreement, Mr. Smith serves as President of our Property & Casualty Brokerage division..

Mr. Smith’s employment agreement will expire on April 13, 2010. Upon expiration of the initial term, the employment agreement will automatically renew for successive one-year renewal terms unless either we or Mr. Smith provides notice of non-renewal at least 180 days prior to the expiration date. Mr. Smith’s base salary for calendar year 2006 is $750,000. Under the employment agreement, Mr. Smith is also entitled to additional payments for country club membership dues, up to a maximum monthly amount of $1,500, and actual expenses incurred in connection with the ownership or lease and maintenance of his automobile, up to a monthly maximum of $1,500. In addition, Mr. Smith is eligible for an annual cash bonus of up to 200% of his base salary, based on the satisfaction of certain predetermined financial goals for each year, as determined by our board of directors. Mr. Smith is also entitled to participate in any of our other employee benefit and incentive compensation plans made available to senior executives during the term of his employment. Under the agreement, Mr. Smith received an option to purchase up to 41,632 of the common units of Holdings at a purchase price of $12.01 per unit. In September 2006, Mr. Smith exercised his option in part to acquire 29,100 units of Holdings, and the remainder of his option expired on October 1, 2006. Mr. Smith also received Class Z units in Holdings, which entitle him to his proportionate share of the future appreciation in the value of Holdings over and above approximately $151 million. The Class Z units vest on a monthly basis over a period of 60 months, beginning on May 1, 2005, and would fully vest upon a change of control transaction. The agreement requires Mr. Smith to abide by restrictive covenants relating to non-competition, non-solicitation and confidentiality for specified periods following termination of his employment.

If we terminate Mr. Smith’s employment as a result of his death or “permanent disability” (as defined in the agreement), we are required to pay him or his estate, as applicable, his base salary and bonus accrued through the date of termination. If we terminate Mr. Smith’s employment for “cause” (as defined in the agreement), or if he terminates his employment without “good reason” (as defined in the agreement), we are required to pay his base salary due through the date of termination, but all unpaid bonus will be forfeited.

If Mr. Smith’s employment is terminated by us without cause or if he resigns for good reason, then, in addition to his base salary through the date of termination, we must pay him, within 30 days after the bonus for the year is calculated, a lump sum cash payment equal to the pro rata portion of the bonus earned through the date of termination. In addition, we would be required to continue to provide Mr. Smith with comparable health insurance and benefits until the earlier of: (1) the date he obtains other employment that provides reasonable health insurance coverage or (2) April 13, 2008. If Mr. Smith’s employment is terminated between April 13, 2006 and April 13, 2008, he would receive an amount equal to 133% of the greater of (1) the base salary he would have received if he remained employed from the date of termination to April 13, 2008 or (2) one year of base salary. If Mr. Smith’s employment is terminated after April 13, 2008, he would receive an amount equal to 133% of his base salary as of the date of termination.

Section 162(m)

Section 162(m) of the Internal Revenue Code limits publicly held companies to an annual deduction for federal income tax purposes of $1.0 million for compensation paid to their chief executive officer and the four other highest compensated executive officers determined at the end of each year. Under a special rule that applies to corporations that become public through an initial public offering, this limitation in Section 162(m) generally will not apply to compensation that is paid under the 2002 Stock Option Plan and any other compensation plan described in this “Management” section before the first meeting of our stockholders in 2010 at which directors will be elected.

Performance-based compensation that meets certain requirements, including stockholder approval, is excluded from this limitation under Section 162(m). In general, compensation qualifies as performance-based compensation under Section 162(m) if (1) it is conditioned on the achievement of one or more pre-established, objective performance goals, (2) such goal or goals are established by a committee of the board of directors consisting solely of two or more independent directors and (3) the material terms of the performance goals under which the compensation is payable are disclosed to, and subsequently approved by, the corporation’s stockholders prior to payment. Although awards granted under the plans described above are temporarily exempt from the limitations of Section 162(m), the Compensation Committee will consider the future impact of Section 162(m), along with other relevant considerations, in designing and administering our compensation plans. However, compensation actions may not always qualify for tax deductibility under Section 162(m) or other favorable tax treatment to us.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we are required to indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. Our bylaws also provide that we must advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We will enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements will provide for indemnification for related expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We also maintain directors’ and officers’ liability insurance on behalf of any person who is or was a director, officer, employee or agent of our company or was serving at our request as a director, officer, employee or agent of another corporation or other entity.

RELATED PARTY TRANSACTIONS

After this offering, Parthenon HoldCo, a company formed by Parthenon Capital, will beneficially own approximately  % of our outstanding voting common stock (or  % if the underwriters exercise their over-allotment option in full). Consequently, following the completion of this offering, Parthenon HoldCo will continue to be our controlling stockholder.

Our related party transactions with Parthenon Capital are as follows:

The Recapitalization

On October 27, 2005 Parthenon HoldCo acquired a controlling interest in Holdings. Equity holders of Holdings who sold their interest to Parthenon HoldCo in the Recapitalization included funds managed by Pegasus Investors, L.P. (Pegasus), which formerly owned a majority of the outstanding equity of Holdings, and Ernest F. Telford, our former Chairman. In connection with the Recapitalization, Holdings redeemed a portion of its outstanding equity in exchange for shares of our common stock, and we then redeemed these shares for approximately $32.6 million, of which $23.2 million was paid to Pegasus and $3.2 million was paid to Mr. Telford. In addition, Parthenon HoldCo acquired an additional equity interest directly in Holdings for approximately $11.6 million, and Holdings used that cash to acquire additional equity in AmWINS. For more information with regard to the Recapitalization, see “The Recapitalization.”

Parthenon Advisory Services Agreement

In connection with the Recapitalization, we entered into an advisory services agreement with PCap, L.P., an affiliate of Parthenon Capital. Under this agreement, PCap received a transaction fee of $2,407,500 plus fees and expenses incurred in connection with the closing of the Recapitalization. PCap is also entitled to an annual management fee of approximately $800,000 and transaction fees in connection with each acquisition, divestiture, financing, refinancing, merger, recapitalization or other similar transaction completed by AmWINS or its affiliates in an amount equal to 0.75% of the aggregate gross value of the transaction. To date, we have not been required to pay PCap any of these additional transaction fees. We have agreed in principle to amend the advisory services agreement with PCap such that PCap will receive a fee of the lesser of $2,000,000 or 2.0% of the aggregate gross proceeds to AmWINS from this offering. Approximately 60% of the fee is payable upon our completion of this offering, with the remainder payable at the end of 2007. We have also agreed in principle to pay PCap a director services fee of $50,000 per quarter for so long as a Parthenon-affiliated director serves on our board, subject to a maximum fee of $400,000. We are required to reimburse PCap for its out-of-pocket expenses in connection with the provision of services under the advisory services agreement. The agreement, as proposed to be amended, will terminate as a result of this offering, subject to our obligation to pay the amounts payable prior to termination and the director services fees described above.

Parthenon Registration Agreement

Pursuant to a Registration Agreement dated as of April 2006, we granted certain registration rights to Holdings and Parthenon HoldCo. Under this agreement, the holders of a majority of the shares owned by Holdings and Parthenon HoldCo may require us to effect up to four underwritten registrations of not less than $10.0 million in value on a Form S-1 or similar long-form registration statement, and an unlimited number of short-form registrations of not less than $1.0 million in value of their shares on Form S-3 or similar form. Subject to certain limitations, we are required to pay the expenses of these registrations, excluding underwriting discounts and commissions of the selling stockholders. We also have granted Holdings and Parthenon HoldCo “piggyback rights” to include their shares in certain registrations we initiate. The registration rights are subject to customary limitations, which are described in “Shares Eligible for Future Sale — Registration Agreement.”

Related party transactions not involving Parthenon Capital or its affiliates are as follows:

Fleet Segregated Portfolio, LLC

Our subsidiary, NEBCO, distributes a PDP issued by an unaffiliated insurer, which is reinsured by Fleet Segregated Portfolio, LLC (Fleet LLC), a company owned by Samuel H. Fleet. On April 1, 2004, Fleet

LLC entered into a profit-sharing agreement with NEBCO whereby Fleet LLC pays 80% of its underwriting profits and investment income to NEBCO. Fleet LLC retains the remaining 20% of profits and investment income. In 2004, we received approximately $200,000 from this profit-sharing arrangement, and Fleet LLC received approximately $50,000. For 2005, we received approximately $625,000, and Fleet LLC received approximately $156,000. In 2006, we have accrued $2,200,000, which is the amount that we have estimated will be payable for the first six months of 2006. We estimate that Fleet LLC will be entitled to receive payments of approximately $550,000 for the first six months of 2006. We are not responsible for any losses arising from the operation of Fleet LLC’s business.

DeCarlo Loan

In November 2002, we loaned M. Steven DeCarlo approximately $205,000 to purchase common units of Holdings held by another member. The loan had an interest rate of 6% and a five-year term. Pursuant to the terms of Mr. DeCarlo’s employment agreement, all amounts due under this loan (approximately $254,000) were forgiven in 2006.

Unit Purchase Plan Loans

In the second quarter of 2006, Holdings implemented a Unit Purchase Plan pursuant to which selected key employees who are “accredited investors,” as defined in Regulation D adopted under the Securities Act, were offered the opportunity to acquire common units in Holdings for $15.29 per unit. In accordance with the terms of the Unit Purchase Plan, employees who elected to participate in the Unit Purchase Plan received a loan from AmWINS for 50% of the purchase price. The full amount of interest and principal on this loan is payable in full in one installment on the fifth anniversary of the date these notes were issued. Of our executive officers, Messrs. Fleet, Purviance, Smith and Reynolds and Ms. Downey elected to participate in the Unit Purchase Plan and acquired 13,080, 3,270, 6,540, 6,540 and 3,270 common units, respectively, under the plan. In connection with these purchases, Messrs. Fleet, Purviance, Smith and Reynolds and Ms. Downey received loans in the amounts of $100,000, $25,000, $50,000, $50,000 and $25,000, respectively. These loans have been repaid in connection with this offering.

Transactions with Holdings

During 2004, 2005 and 2006, we have, on several occasions, issued common stock of AmWINS to Holdings. In 2004, we issued 1,064,717 shares of our common stock to Holdings for aggregate consideration of approximately $12,872,431. In 2005, we issued 1,111,143 shares of our common stock to Holdings for aggregate consideration of $16,212,159.61. In 2006, we issued 182,949 shares of our common stock to Holdings for aggregate consideration of approximately $2,805,340. In addition, on July 28, 2006 and September 29, 2006, we issued to Holdings warrants to purchase up to an aggregate of 1,375,000 shares of our common stock at a price of $15.50 per share. For more information regarding the terms of these warrants, see “Description of Capital Stock — Warrants.”

Smith Transaction Fee

In connection with our April 2005 acquisition of Stewart Smith Group, we paid Mark M. Smith a one-time transaction fee of $1,000,000, which was recorded as a transaction cost of the acquisition.

Sale of Assets of Specialty Underwriting

On August 1, 2006, we entered into an agreement to sell certain assets of our Specialty Underwriting division to Stephen J. Vaccaro, Jr., a former executive officer of AmWINS. Pursuant to the agreement, a company controlled by Mr. Vaccaro agreed to acquire these assets for total consideration of approximately $3.6 million. In connection with the transaction, Holdings also has agreed to redeem 49,615 common units held by Mr. Vaccaro for approximately $668,000. We expect the transaction to be completed in the fourth quarter of 2006.

PRINCIPAL STOCKHOLDERS

The following table presents information as of October 31, 2006 about the beneficial ownership of our common stock by:

•	each person who we know beneficially owns more than 5% of our shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

Except as noted below, we believe, based on the information furnished to us, that all persons listed in the table below have sole voting and investment power with respect to their shares. Beneficial ownership is determined in accordance with the rules of the SEC.

All of our outstanding shares of common stock currently are owned by Holdings. In connection with this offering, Holdings will distribute approximately 89% of our outstanding shares of common stock to its members in accordance with the provisions of its operating agreement. We intend to consummate the distribution immediately prior to the completion of this offering. Information in the table below gives effect to the distribution by Holdings to its members and has been based on an assumed initial public offering price of $      per share (the mid-point of the price range set forth on the cover page of this prospectus).

The percentage of beneficial ownership of our common stock before this offering is based on 11,887,406 shares of our common stock outstanding as of October 31, 2006. For purposes of the table below, we have assumed that           shares of common stock will be outstanding upon completion of this offering and no exercise of the underwriters’ over-allotment option.

Name and Address of	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering
Beneficial Owner	Number	Percentage	Number	Percentage

AmWINS Holdings, LLC(1)
M. Steven DeCarlo(2)
Samuel H. Fleet
Mark M. Smith
Scott M. Purviance
Stephen J. Vaccaro
Brian P. Golson(3)
Marc R. Rubin(3)
John C. Rutherford(3)
Executive officers and directors as a group (10 persons)(3)

*	Indicates less than 1%.

(1)	The address of AmWINS Holdings, LLC is c/o Parthenon Capital, 75 State Street, 26th Floor, Boston, MA 02109. AmWINS Holdings, LLC is a Delaware company formed by Parthenon Capital and its investors and is controlled by investment funds affiliated with Parthenon Capital.

(2)	Mr. DeCarlo’s address is 4064 Colony Road, Suite 450, Charlotte, NC 28211.

(3)	Excludes shares owned by AmWINS Holdings, LLC, of which Messrs. Golson, Rubin and Rutherford are officers and Messrs. Golson and Rutherford are managers.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock will consist of:

•	shares of common stock, par value $0.01 per share; and

•	shares of preferred stock, par value $ per share.

At October 31, 2006, we had outstanding 11,887,406 shares of common stock and no shares of preferred stock. As of October 31, 2006, there were outstanding options to acquire 709,740 shares of our common stock at a weighted average exercise price of $12.69 per share. We also are permitted, and in some cases required, to issue additional shares of our common stock under our agreements to pay additional contingent purchase price in connection with certain business acquisitions. For more information about these agreements, refer to the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contingencies — Contingent Purchase Price for Acquisitions.”

The description below summarizes the material rights and terms of our capital stock after giving effect to the amendment and restatement of our certificate of incorporation and bylaws, which will occur prior to the completion of this offering. This summary is not complete. For more detailed information, see the form of our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as required by law and by the terms of any series of preferred stock designated by the board of directors pursuant to the amended and restated certificate of incorporation, holders of our common stock have the exclusive right to vote for the election of directors and for all other purposes. Holders of common stock vote together as a single class. Holders of our common stock do not have cumulative voting rights in the election of directors or any other matter.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock then outstanding. Subject to preferences that may apply to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as the board of directors may declare from time to time. We do not currently anticipate paying cash dividends.

Holders of common stock have no preemptive or redemption rights and will not be subject to further calls or assessments by us. All of the shares of common stock to be issued and sold in this offering will be validly issued, fully paid and non-assessable.

The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we designate and issue in the future.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue shares of our authorized preferred stock from time to time in one or more series. The board of directors also has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes, if any, to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. It is not possible to determine the actual effects of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. However, the effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of us.

We have no current plans to issue any shares of preferred stock.

Warrants

In connection with the issuance by Holdings of Class B, Class C, Class D and Class E units of Holdings to our employees, we issued to Holdings warrants to acquire an aggregate of 1,375,000 shares of our common stock. These warrants generally are exercisable at $15.50 per share, and become exercisable to the extent that an equal number of Class B, Class C, Class D or Class E units vest and become entitled to receive distributions from Holdings. In general, the Class B, Class C, Class D and Class E units vest over a five year period, generally commencing October 27, 2005, and are entitled to participate in distributions from Holdings on a pro rata basis if and to the extent that Parthenon HoldCo has received distributions from Holdings representing an annualized compounded internal rate of return on its investment in Holdings in excess of 10% (for Class B units), 20% (for Class C units), 30% (for Class D units) and 40% (for Class E units). If Parthenon HoldCo sold all of its shares of our common stock at the assumed initial public offering price (the mid-point of the price range set forth on the cover page of this prospectus), and all of these units vest, the warrant would be fully exercisable.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

The following is a summary of provisions of our amended and restated certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that you might consider to be in your best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Shares of Preferred Stock and Common Stock

The ability to issue authorized but unissued shares of preferred stock and to establish the relative powers, preferences and other rights of each series of preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control of our company or removal of our incumbent directors or management.

Our board of directors also may approve the issuance of authorized but unissued shares of our common stock without further action by our stockholders, unless such action is required in a particular case by applicable laws or regulations or by the NYSE or any other stock exchange upon which our common stock may then be listed. Our stockholders do not have the preemptive right to purchase or subscribe to any additional shares of common stock that we may issue. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate acquisitions of other businesses. One of the effects of the existence of authorized but unissued shares may be to enable our board of directors to issue shares to persons friendly to our management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of candidates for election to the board of directors, other than nominations made by us. In most circumstances, a stockholder must provide notice of any proposed business or director nominations at least 120 days before the anniversary date of the proxy statement for the immediately preceding annual meeting. The notice must also include descriptions of certain matters as set forth in our bylaws. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations or candidates or proposals regarding other business to be conducted at an annual or special meeting, our bylaws may have the effect of precluding certain actions at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Inability of Stockholders to Act by Written Consent; Special Meetings

Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent in lieu of a meeting and that stockholder action can only be taken at an annual or special meeting of stockholders. Our amended and restated certificate of incorporation further provides that special meetings of stockholders may be called only by a majority of our board of directors or our president. These provisions may lengthen the amount of time required to take stockholder actions. As a result, a stockholder or group of stockholders that controls a majority of our common stock would not be able to amend our bylaws or remove directors except at an annual stockholders’ meeting.

Classified Board of Directors and Related Provisions

Our amended and restated certificate of incorporation provides that our board of directors must be divided into three classes of directors (each class containing approximately one-third of the total number of directors) serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. This classified board provision will prevent a third party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholder meeting following the date the acquiror obtains the controlling interest. The number of directors constituting our board of directors is determined from time to time by our board of directors. Our amended and restated certificate of incorporation also provides that directors may be removed only for “cause” and by the affirmative vote of the holders of a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of our amended and restated certificate of incorporation authorizing our board of directors to fill vacancies on the board, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Voting Requirements on Amending our Amended and Restated Certificate of Incorporation or Bylaws

Our amended and restated certificate of incorporation and our bylaws provide that amendments to certain provisions of our bylaws, including those related to stockholder proposals and calling special meetings of stockholders, must be approved by both our board of directors and by the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all of our capital stock then entitled to vote. All other amendments to our bylaws require either: (i) approval by a majority of our entire board of directors (without stockholder consent) or (ii) the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all of our capital stock then entitled to vote. In addition, our amended and restated certificate of incorporation provides that amendments to certain provisions of our certificate of incorporation, including those relating to the classified board, removal of directors, calling of special meetings and no stockholder action by written consent, must be approved by our board of directors and by the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all of our capital stock then entitled to vote (in addition to the approval of our board of directors).

Delaware Business Combination Statute

We are organized under Delaware law. Section 203 of the Delaware General Corporation Law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner. An “interested stockholder” is a person who directly or indirectly owns 15% or more of the corporation’s outstanding voting stock. A “business combination” includes a merger, asset sale or other transaction that results in a financial benefit to the interested stockholder. Section 203 does not prohibit these business combinations if:

•	before the stockholder becomes an interested stockholder, the corporation’s board approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	after the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation’s outstanding voting stock (excluding voting stock held by directors who are also officers and voting stock held in employee stock plans if participants do not have the right to determine whether their plan stock will be tendered in a tender or exchange offer); or

•	the corporation’s board approves the business combination and the holders of at least two-thirds of the corporation’s outstanding voting stock, excluding voting stock held by the interested stockholder, authorize the business combination.

Because we were not subject to Section 203 prior to the offering, none of our current stockholders would as of the time of the offering be considered an interested stockholder.

Limitations on Director Liability

Section 102(b)(7) of the Delaware General Corporation Law provides that a Delaware corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock), or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will include the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.

Under the Delaware General Corporation Law, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is                    . Its address is                    ,                    ,               , and its telephone number at this location is (     )     -          .

Listing

We intend to apply to have our common stock approved for listing on the NYSE under the symbol “AGI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or a perception that such sales may occur, could adversely affect prevailing market prices of our common stock.

When this offering is completed, we will have a total of           shares of our common stock outstanding, assuming no exercise of outstanding options or warrants (           shares if the underwriters exercise the over-allotment option in full). All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are acquired by our “affiliates” as that term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by existing stockholders are “restricted securities” as that term is defined in Rule 144. Shares acquired by our affiliates in this offering and restricted securities may be sold in the public market only if registered or sold in accordance with Rule 144 or Rule 701 under the Securities Act.

All of the restricted shares described above will be subject to the 180-day underwriters’ lock-up described below under “— Restrictive Agreements” and “Underwriting.”

In addition, immediately following this offering, options to purchase           shares of our common stock and warrants to purchase 1,375,000 shares will be outstanding. Except as described below regarding the registration of common stock issuable upon the exercise of options granted under our stock option plans, these option shares and warrant shares will also be “restricted securities” as described above.

We may become obligated to issue an indeterminate number of additional shares of our common stock pursuant to earnout provisions entered into in connection with certain acquisitions we have made, depending on the extent to which the acquired businesses meet or exceed specified performance goals. Because our obligations under certain of these earnout provisions are not capped by any maximum level of performance, it is not possible to estimate the maximum number of shares that we would be required to issue pursuant to these obligations. Any shares so issued would also be “restricted securities.” For further information regarding these agreements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contingencies — Contingent Purchase Price for Acquisitions.”

Restrictive Agreements

All of our executive officers, directors and existing stockholders will sign lock-up agreements with the underwriters under which they will agree, subject to some exceptions, not to directly or indirectly transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus except with the prior written consent of Merrill Lynch, on behalf of the underwriters.

In addition, all of our officers and employees who are our existing stockholders have entered into lock-up agreements under which they have agreed not to directly or indirectly make any public sales of our common stock, or to enter into any swap, hedge or other arrangement that transfers in whole or in part the stockholder’s economic interest in our common stock, for a period of one year following the consummation of this offering, without our prior written consent, the consent of Holdings and, for so long as Parthenon HoldCo and its affiliates collectively own at least 35% of the outstanding equity interests in Holdings, Parthenon HoldCo.

As shares held by our executive officers, directors and existing stockholders become available for sale and are sold into the market, the market price of our common stock could decline. After a restricted person’s holding of common stock has been released from the restrictions on sale described above, they will be available for sale to the public subject to satisfaction of the requirements of Rule 144 or Rule 701, which are described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this offering, a person who is deemed to have beneficially owned shares of our common stock for at least one year will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding (or approximately shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants); or

•	the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to restrictions on the manner of sale of the common stock, notice requirements and the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been an “affiliate” of ours during the three months prior to a proposed sale, and who is deemed to have beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an “affiliate,” is entitled to sell those shares without complying with the volume, manner of sale, notice and public information limitations of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Stock Options

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our stock option plans. The Form S-8 will become effective automatically upon filing. As of October 31, 2006, options to purchase 709,740 shares of common stock were issued and outstanding, 294,861 of which have vested. Accordingly, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, shares registered under the Form S-8 will be available for sale in the open market after the applicable lock-up agreements expire.

Registration Agreement

Pursuant to a Registration Agreement dated as of April 2006, we have granted certain registration rights to Holdings and Parthenon HoldCo, who collectively will own, directly or indirectly,  % of our common stock upon consummation of this offering assuming no exercise of the underwriters’ over-allotment option. Under this agreement, the holders of a majority of the shares owned by Holdings and Parthenon HoldCo may require us to effect up to four underwritten registrations of not less than $10.0 million in value on Form S-1 or similar long-form registration statement, and an unlimited number of short-form registrations of no less than $1.0 million in value of their shares on Form S-3 or similar form. Subject to certain limitations, we are required to pay the expenses of these registrations, excluding underwriting discounts and commissions of the selling stockholders. We also have granted these holders “piggyback rights” to include their shares in certain registrations we initiate.

These rights are subject to customary limitations, including “cutbacks” in the event an underwritten demand or piggyback offering is, in the opinion of the managing underwriters of the offering, oversubscribed by participating sellers. In addition, we are not obligated to effect a demand registration within 90 days after the effective date of any previous demand registration, or any piggyback registration in which the requesting holders were able to include at 85% of such requested shares. Our board of directors also is permitted to delay any requested demand registration for up to 180 days during any 360 consecutive days if it determines in good faith that filing or pursuing effectiveness of a demand registration would be reasonably likely to materially and adversely affect any material contemplated transaction toward which we have already taken substantial steps or would require disclosure of facts that would be reasonably likely to have a seriously detrimental effect on us.

We and these holders have also agreed to observe customary lock-up periods that may be imposed in connection with underwritten registrations, and have agreed to customary provisions regarding mutual indemnification and contribution for losses arising out of material misstatements or omissions in the offering materials used in these registrations.

MATERIAL UNITED STATES FEDERAL TAX
CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States, other than a partnership treated as a foreign person under U.S. Treasury regulations;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

For U.S. federal income tax purposes, one way an individual may be treated as a resident of the United States in any calendar year, instead of a nonresident, is by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (Code) and regulations, rulings and judicial decisions under the Code as of the date of this prospectus. These authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset within the meaning of Section 1221 of the Code.

Non-U.S. holders should consult with their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We currently do not expect to pay cash dividends on our common stock. Any dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or, if lower, the rate specified by an applicable income tax treaty (provided that the non-U.S. holder complies with applicable certification requirements).

Non-U.S. holders should consult with their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of that treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment in the United States are not subject to the U.S. federal withholding tax. Instead, these effectively connected dividends are taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Gain on Disposal of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a sale or other disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and either has a “tax home” in the United States for U.S. federal income tax purposes or maintains an office or other fixed place of business in the United States to which the gain is attributable;

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, in some instances if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the United States for 183 days or more during the year of disposition are taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the same manner in which citizens or residents of the United States would be taxed.

In light of the nature and extent of our real estate interests in United States, we believe that we are not a “U.S. real property holding corporation” for United States federal income tax purposes. If we are or become a U.S. real property holding corporation, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than five percent of our common stock, taking into account certain constructive ownership rules, will be subject to United States federal income tax on the disposition of the common stock.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service (IRS) and to each non-U.S. holder the amount of dividends paid to the holder and the amount of tax withheld, if any, with respect to dividends paid to the holder. These information reporting requirements apply even if no tax was required to be withheld. The provisions of an applicable income tax treaty may also require that information returns reporting dividends and withholding be made available to the tax authorities in the country in which the non-U.S. holder resides.

In general, backup withholding will not apply to dividends on our common stock made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge that the holder is a U.S. holder.

In addition, backup withholding and information reporting generally will not apply to proceeds from the disposition of common stock paid to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge that the holder is a U.S. holder.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, if the required information is furnished to the IRS. Non-U.S. holders should consult with their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

We intend to offer the shares through the underwriters for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch) and Wachovia Capital Markets, LLC (Wachovia Securities) are acting as representatives. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock listed opposite its name below.

Number of
Underwriter	Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wachovia Capital Markets, LLC
Cochran Caronia Waller Securities LLC
William Blair & Company, L.L.C.
Piper Jaffray & Co.
Total

The underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

The total expenses of the offering, not including the underwriting discounts and commissions, are estimated at $           and are payable by us.

Over-allotment Option

We have granted an option to the underwriters to purchase up to           additional shares at the public offering price less the underwriting discounts and commissions. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and all of our executive officers, current directors, persons who will become directors at or prior to the completion of this offering, Parthenon HoldCo and all of our employee stockholders have agreed, subject to certain exceptions, not to sell or transfer any of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus, subject to an extension, without first obtaining the written consent of Merrill Lynch on behalf of the underwriters. Specifically, we and these other individuals have agreed, with certain exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any of our common stock;

•	sell any option or contract to purchase any of our common stock;

•	purchase any option or contract to sell any of our common stock;

•	grant any option, right or warrant for the sale of any of our common stock;

•	lend or otherwise dispose of or transfer any of our common stock;

•	request or demand that we file a registration statement related to our common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. It also applies to our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the 180-day period referred to above, we issue an earnings release or material news or a material event relating to AmWINS occurs or (y) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We will apply to list the shares of common stock on the NYSE under the symbol “AGI.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price include:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than  % of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus will be available on the Internet website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these transactions. An affiliate of Wachovia Securities is a lender under our senior secured credit facilities.

Notices to Certain European Residents

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (relevant implementation date) no shares have been offered or will be offered in that relevant member state prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of shares may be made to the public in that relevant member state at any time:

a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Merrill Lynch on behalf of the underwriters; or

d) in any other circumstances which do not require the publication by the Corporation of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purpose of the expression an “offer of any shares to the public” in relation to any securities in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Our company, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the consent of the underwriters, be permitted to subscribe for or purchase shares.

This prospectus and any offer when made are only addressed to and directed at persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/ EC) (Qualified Investors). In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (Order) and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, and (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors. Any investment or investment activity to which this prospectus relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons. This prospectus and its contents should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person.

Each underwriter will represent, warrant and agree that (i) it has communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 (the FSMA)) received by it in connection with the issue or sale of the shares in circumstances in which section 21(1) of the FSMA does not apply to the company; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the offering of the shares as contemplated by this prospectus in, from or otherwise involving the United Kingdom.

United Kingdom

Each underwriter will represent and agree that:

a) (1) it is a person whose ordinary activities involve it in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of its business, and (2) it has not offered or sold and will not offer or sell the shares other than to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage, or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares would otherwise constitute a contravention of Section 19 of the FSMA by the issuer;

b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from, or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of our common stock offered in this offering will be passed upon for us by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina. Certain legal matters in connection with this offering will be passed upon for the underwriters by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York.

EXPERTS

The consolidated financial statements of AmWINS Group, Inc. and its subsidiaries as of December 31, 2005 and 2004 and for the period from October 28, 2005 through December 31, 2005, the period from January 1, 2005 through October 27, 2005 and each of the two years in the period ended December 31, 2004; the combined financial statements of Stewart Smith Group as of April 13, 2005, December 31, 2004 and December 31, 2003 and for the period ended April 13, 2005 and each of the two years in the period ended December 31, 2004; and the financial statements of The Quaker Agency of the South, Inc. as of November 2004 and for the 11 months ended November 30, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of Communitas, Inc. as of December 31, 2005 and 2004 and for each of the two years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the SEC’s Public Reference Room at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available on or through our website, free of charge.

INDEX OF FINANCIAL STATEMENTS

Audited Financial Statements
AmWINS Group, Inc.
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets at December 31, 2005 and December 31, 2004	F-5
Consolidated Statements of Operations for the period from October 28, 2005 through December 31, 2005, the period from January 1, 2005 through October 27, 2005 and the years ended December 31, 2004 and December 31, 2003
F-6
Consolidated Statements of Stockholder’s Equity for the period from October 28, 2005 through December 31, 2005, the period from January 1, 2005 through October 27, 2005 and the years ended December 31, 2004 and December 31, 2003
F-7
Consolidated Statements of Cash Flows for the period from October 28, 2005 through December 31, 2005, the period from January 1, 2005 through October 27, 2005 and the years ended December 31, 2004 and December 31, 2003
F-8
Notes to Consolidated Financial Statements	F-9

Stewart Smith Group
Report of Independent Auditors	F-31
Combined Balance Sheets at April 13, 2005 and December 31, 2004 and December 31, 2003	F-32
Combined Statements of Income for the period ended April 13, 2005 and the years ended December 31, 2004 and December 31, 2003	F-33
Combined Statements of Shareholder’s Equity for the period ended April 13, 2005 and the years ended December 31, 2004 and December 31, 2003	F-34
Combined Statements of Cash Flows for the period ended April 13, 2005 and the years ended December 31, 2004 and December 31, 2003	F-35
Notes to Combined Financial Statements	F-36

Communitas, Inc.
Report of Independent Registered Public Accounting Firm	F-41
Consolidated Balance Sheets at December 31, 2005 and 2004	F-42
Consolidated Statements of Operations for the years ended December 31, 2005 and December 31, 2004	F-43
Consolidated Statements of Shareholders’ Equity (Deficit) for the years ended December 31, 2005 and December 31, 2004	F-44
Consolidated Statements of Cash Flows for the years ended December 31, 2005 and December 31, 2004	F-45
Notes to Consolidated Financial Statements	F-46

The Quaker Agency of the South, Inc.
Report of Independent Auditors	F-53
Balance Sheet at November 30, 2004	F-54
Statement of Operations for the 11 months ended November 30, 2004	F-55
Statement of Shareholders’ Equity for the 11 months ended November 30, 2004	F-56
Statement of Cash Flows for the 11 months ended November 30, 2004	F-57
Notes to Financial Statements	F-58

Unaudited Condensed Consolidated Financial Statements
AmWINS Group, Inc.
Condensed Consolidated Balance Sheets at June 30, 2006 and December 31, 2005	F-61
Condensed Consolidated Statements of Operations for the six months ended June 30, 2006 and June 30, 2005	F-62
Condensed Consolidated Statements of Stockholder’s Equity for the six months ended June 30, 2006 and June 30, 2005	F-63

Report of Independent Registered Public Accounting Firm

To the Stockholder of AmWINS Group, Inc.
(a wholly owned subsidiary of American Wholesale Insurance Holding Company, LLC)

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholder’s equity and cash flows present fairly, in all material respects, the financial position of AmWINS Group, Inc. and its subsidiaries (the “Company”) at December 31, 2005, and the results of their operations and their cash flows for the period October 28, 2005 through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
November 10, 2006

Report of Independent Registered Public Accounting Firm

To the Stockholder of AmWINS Group, Inc.
(a wholly owned subsidiary of American Wholesale Insurance Holding Company, LLC)

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholder’s equity and cash flows present fairly, in all material respects, the financial position of AmWINS Group, Inc and its subsidiaries (the “Company”) at December 31, 2004, and the results of their operations and their cash flows for the period January 1, 2005 through October 27, 2005 and each of the two years ending December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
November 10, 2006

AmWINS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Successor	Predecessor
	December 31,	December 31,
	2005	2004
	(In thousands of dollars, except share data)
ASSETS
Current assets
Cash and cash equivalents	$19,151	$10,055
Premium cash	88,047	41,867
Premiums receivable, net	199,406	87,833
Prepaid expenses and other current assets	10,640	8,642
Deferred tax asset	3,812	3,860

Total current assets	321,056	152,257

Fixed assets, net	7,607	4,095
Goodwill	243,409	82,102
Other identifiable intangible assets, net	42,292	26,904
Deferred tax asset	4,223	—
Other noncurrent assets	3,908	1,827

Total assets	$622,495	$267,185

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	$1,836	$5,772
Premiums payable	267,467	124,240
Accounts payable and accrued expenses	36,965	21,951

Total current liabilities	306,268	151,963

Long-term debt	169,463	32,123
Deferred tax liability	—	2,292
Other	2,683	1,127

Total liabilities	478,414	187,505

Stockholder’s equity
Common stock, $.01 par value; 15,000,000 authorized, 11,295,172 and 12,394,914 issued and outstanding	113	124
Additional paid-in capital	141,850	98,805
Retained earnings (accumulated deficit)	2,118	(19,249)

Total stockholder’s equity	144,081	79,680

Total liabilities and stockholder’s equity	$622,495	$267,185

The accompanying notes are an integral part of these financial statements.

AmWINS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor	Predecessor
	Period From	Period From
	October 28, 2005	January 1, 2005	Years Ended
	Through	Through	December 31,
	December 31, 2005	October 27, 2005	2004	2003
	(In thousands of dollars, except share
	and per share data)
Revenues
Commissions and fees	$29,722	$110,791	$83,452	$57,681
Other income	906	850	1,152	503

Total revenues	30,628	111,641	84,604	58,184

Expenses
Employee compensation and benefits	17,388	66,412	52,523	37,594
Other operating	5,498	19,431	16,588	13,421
Depreciation	536	1,855	1,475	1,256
Amortization	636	5,716	3,873	2,068

Total operating expenses	24,058	93,414	74,459	54,339

Operating Income	6,570	18,227	10,145	3,845
Interest expense	2,949	8,516	2,498	288
Loss on extinguishment of debt	—	9,799	994	—

Income (loss) before income taxes and minority interest	3,621	(88)	6,653	3,557
Minority interest	—	—	(67)	(258)
Income tax expense	1,503	772	2,930	406

Income (loss) from continuing operations	2,118	(860)	3,790	3,409
Income from discontinued operations, net of minority interest and income taxes	—	—	578	812
Loss on disposal of subsidiary	—	—	(67)	—

Net income (loss)	$2,118	$(860)	$4,301	$4,221

Earnings (loss) per common share
Basic
Continuing operations	$.19	$(.07)	$.31	$.31
Discontinued operations	—	—	.05	.07
Discontinued operations, loss on sale	—	—	(.01)	—

Net income (loss)	$.19	$(.07)	$.35	$.38

Diluted
Continuing operations	$.19	$(.07)	$.31	$.31
Discontinued operations	—	—	.05	.07
Discontinued operations, loss on sale	—	—	(.01)	—

Net income (loss)	$.19	$(.07)	$.35	$.38

Weighted average number of shares outstanding
Basic	11,320,583	12,443,857	12,141,694	11,124,226
Diluted	11,415,726	12,443,857	12,201,646	11,172,513

The accompanying notes are an integral part of these financial statements.

AmWINS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

				(Accumulated	Accumulated
	Common Stock		Additional	Deficit)	Other	Total
		Par	Paid-in	Retained	Comprehensive	Stockholder’s
	Shares	Value	Capital	Earnings	Income	Equity
	(In thousands of dollars, except share data)

Predecessor
Balances, January 1, 2003	10,741,060	$107	$78,386	$(27,771)	$—	$50,722
Issuance of common stock for contingent consideration on prior acquisitions	257,251	3	3,443	—	—	3,446
Issuance of common stock for acquisitions	282,258	3	3,410	—	—	3,413
Exercise of options	49,628	—	648	—	—	648
Net income	—	—	—	4,221	—	4,221

Balances, December 31, 2003	11,330,197	113	85,887	(23,550)	—	62,450
Issuance of common stock for contingent consideration on prior acquisitions	68,612	1	885	—	—	886
Issuance of common stock for acquisitions	966,742	10	11,678	—	—	11,688
Issuance of common stock for settlement of management fee liability	29,363	—	355	—	—	355
Net income	—	—	—	4,301	—	4,301

Balances, December 31, 2004	12,394,914	124	98,805	(19,249)	—	79,680
Issuance of common stock for contingent consideration on prior acquisitions	41,019	—	496	—	—	496
Issuance of common stock for recapitalization, net of issuance costs	786,982	8	6,948	—	—	6,956
Redemption of common stock for recapitalization	(2,210,885)	(22)	(32,528)	—	—	(32,550)
Net (loss)	—	—	—	(860)	—	(860)

Balances, October 27, 2005	11,012,030	$110	$73,721	$(20,109)	$—	$53,722

Successor
Balances, October 28, 2005	11,012,030	$110	$137,738	$—	$—	$137,848
Issuance of common stock for acquisition of minority interest in a subsidiary	283,142	3	4,112	—	—	4,115
Net income	—	—	—	2,118	—	2,118

Balances, December 31, 2005	11,295,172	$113	$141,850	$2,118	$—	$144,081

The accompanying notes are an integral part of these financial statements.

AmWINS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
	Period From	Period From
	October 28, 2005	January 1, 2005	Years Ended
	Through	Through	December 31,
	December 31, 2005	October 27, 2005	2004	2003
	(In thousands of dollars, except share and per share data)
Cash flows from operating activities
Net income (loss)	$2,118	$(860)	$4,301	$4,221
Adjustments to reconcile net income (loss) to net cash provided by in operating activities
Depreciation and amortization	1,172	7,571	5,348	3,324
Loss on disposal of equipment	14	7	—	—
Loss on sale of subsidiary	—	—	67	—
Income tax benefit from exercise of stock options	—	—	—	48
Loss on extinguishment of debt	—	9,799	994	—
Deferred income taxes	5,487	(4,281)	1,447	(86)
Minority interest	—	—	(67)	(258)
Changes in operating assets and liabilities
Premium cash	9,236	(36,999)	1,939	8,317
Premiums receivable	(38,468)	(1,745)	(20,252)	(17,297)
Prepaid expenses and other current assets	(1,753)	208	(452)	(148)
Other assets	629	(306)	(45)	527
Premiums payable	28,755	31,862	17,426	13,277
Accounts payable and accrued expenses	1,504	5,489	1,137	(3,530)
Other liabilities	(47)	(616)	(77)	179
Net cash provided by discontinued operations	—	—	2,071	(1,656)

Net cash provided by operating activities	8,647	10,129	13,837	6,918

Cash flows from investing activities
Cash paid for acquisition of businesses, net of cash acquired of $493, $485 and $476	—	(101,340)	(41,462)	(2,990)
Purchase of intangible assets	—	—	—	(42)
Cash paid for acquisition costs	(40)	(2,073)	(749)	(62)
Cash received on sale of business	—	—	6,075	—
Purchases of property and equipment	(339)	(1,791)	(1,559)	(1,769)
Net cash used in discontinued operations	—	—	(12)	515
Cash contributed to discontinued operations	—	—	—	(624)

Net cash used in investing activities	(379)	(105,204)	(37,707)	(4,972)

Cash flows from financing activities
Exercise of options	—	—	—	600
Redemption of common stock	—	(32,550)	—	—
Issuance of common stock	—	11,584	—	—
Common stock issuance costs	—	(4,628)	—	—
Debt issuance costs	73	(563)	(1,444)	(994)
Proceeds from long-term debt	—	310,287	46,373	5,760
Repayments on long-term debt	(486)	(187,814)	(17,964)	(5,891)
Net cash used in discontinued operations	—	—	(2,579)	868

Net cash (used in) provided by financing activities	(413)	96,316	24,386	343

Net increase in cash and cash equivalents	7,855	1,241	516	2,289
Cash and cash equivalents
Beginning of period	11,296	10,055	9,539	7,250

End of period	$19,151	$11,296	$10,055	$9,539

Supplemental disclosures of cash flow information
Cash paid for
Income taxes	$178	$838	$988	$600
Interest	1,452	7,044	1,879	320
Long-term debt issued for acquisitions	—	—	2,424	2,575
Common stock issued for reduction in liabilities	—	—	355	—

The accompanying notes are an integral part of these financial statements.

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

General

The operations of AmWINS Group, Inc. and its subsidiaries (the “Company”) consist of wholesale distribution of insurance products through retail agents and brokers. The operating companies conduct business in the capacity of insurance brokers and managing general underwriters.

The Company’s business is divided into three reportable segments: Property & Casualty Brokerage, which brokers a broad range of property and casualty insurance products nationally to retail insurance agents and brokers; Specialty Underwriting, which is comprised of numerous insurance programs for specific industry, trade groups and market niches, where the insurance company has contracted with the Company to provide the underwriting for these programs on their behalf; and Group Benefits, which provides a range of specialty group benefit products to employer groups or associations nationally through retail insurance agents and brokers and provides related administrative services.

Basis of Presentation

The Company is 100% owned by American Wholesale Insurance Holding Company, LLC (“Holdco”). There are no employees or operations of Holdco. All revenues and expenses are generated and recorded at the Company or its subsidiaries and are included in these financial statements. Certain equity incentives issued to employees of the Company from Holdco have been treated as if issued by the Company for purposes of these financial statements.

On October 27, 2005, the Company completed a series of transactions to recapitalize the Company. The majority of the Company’s management and employees that were unitholders in the Company’s parent, Holdco, partnered with a private equity firm, Parthenon Capital, LLC (“Parthenon”), to purchase Holdco’s existing majority private equity unitholder along with certain other retiring or unaffiliated unitholders. Parthenon acquired 7,300,728 Holdco units for $97.5 million and acquired an additional 687,311 Holdco units by investing $11.6 million directly in Holdco, which was subsequently invested in the Company by the issuance of 786,982 shares of common stock to Holdco. In connection with this transaction, the Company redeemed 2,210,885 shares of common stock from Holdco for $32.6 million, which then allowed Holdco to redeem 2,437,864 common units from selling unitholders. The expenses related to the equity transaction, including approximately $4.6 million paid by the Company on behalf of Parthenon, have been reported as a reduction of the proceeds from the issuance of the common stock.

As a result of the recapitalization, the Company applied push-down accounting, as required by Staff Accounting Bulletin No. 54, Application of “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase, as interpreted by the Emerging Issues Task Force Topic D-97, Pushdown Accounting (“EITF D97”), which resulted in a partial write-up in the fair value of its net assets by approximately $84.1 million at October 27, 2005. As a result, the Company’s basis of accounting differs from that prior to the recapitalization and may not be directly comparable. Therefore, the accompanying consolidated financial statements reflect the financial position of the Company as of December 31, 2005 and results of operations of the Company for the period beginning October 28, 2005 through December 31, 2005 (“the period ended December 31, 2005”) as the “Successor” and for the period January 1, 2005 through October 27, 2005 (“the period ended October 27, 2005”) and the years ended December 31, 2004 and 2003 as the “Predecessor.”

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

The accompanying consolidated financial statements include the Company and its wholly owned subsidiaries. All significant intercompany transactions are eliminated through consolidation.

Revenue Recognition

Commission income and fees from the sale of property and casualty insurance products are recorded as of the effective date of the insurance coverage or the date the coverage is bound, whichever is later. Commission income and fees from the sale of benefits insurance products is recognized as earned over the policy period, which typically corresponds to the monthly billing cycle based on eligibility. The Company carries a reserve for policy cancellations which is periodically evaluated and adjusted as necessary based upon historical cancellation experience. The provision for cancellations and allowance for uncollectible premiums was $4.0 million and $2.3 million at December 31, 2005 and 2004, respectively. Subsequent commission adjustments are recognized upon notification from insurance carriers. Commission revenue is reported net of commission incurred to the retail brokers and agents which is recognized on the same basis as the Company’s revenue.

Other income includes profit commissions, interest income and miscellaneous income, net of contingent commissions due to the Company’s retail producers. Profit commission income is generally recognized based on the receipt of cash from these arrangements. Revenues may be recorded in advance of cash receipts in cases where the amounts due to be received have been calculated or have been confirmed by the insurance company. Profit commission income is primarily derived from profit sharing agreements related to Specialty Underwriting and Group Benefits. Contingent commissions due to the Company’s retail producers are generally recognized based on the timing of the revenue earned from placing business for these retailers.

Interest income is recorded as earned. The Company earns interest income on the premiums between the time they are collected from retail agents and brokers and the time they are remitted to the insurance carriers. This activity is part of the normal operations and accordingly is reported in revenues.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Premium Cash

Premium cash consists of cash held in trust accounts for the benefit of insurers related to collected but unremitted premiums.

Premiums Receivable

Premiums receivable consist of amounts due from retail insurance agents and brokers for insurance polices sold. Premium receivables are not collateralized; however, the Company generally has cancellation authority from the insurer if amounts are not paid and therefore has minimal credit risk for uncollected premiums receivable. Premiums receivable are presented net of the provision for cancellations and allowance for uncollectible premiums receivable, if any.

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Premiums Payable

Premiums payable represent amounts due to insurance carriers for their portion of insurance premiums. Premiums payable are recognized when the related premiums receivable are recognized. The Company generally remits payment to insurance carriers when the related amounts are collected from retail insurance agents and brokers or policyholders.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. Useful lives range from three to five years for furniture and fixtures and equipment, including software. Leasehold improvements are depreciated using the straight-line method over the term of the related lease.

Goodwill and Other Identifiable Intangible Assets

The Company accounts for business combinations in accordance with the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”) and No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). These standards require that all business combinations be accounted for using the purchase method, provide guidance on the initial recognition and measurement of goodwill and other intangible assets arising from such business combinations, and require that goodwill and intangible assets with indefinite lives not be amortized but instead be tested for impairment annually applying a fair value test. SFAS No. 142 requires the Company to compare the fair value of each reporting unit with its carrying value to determine if there is a potential impairment of goodwill. Based on the aggregation of its business components, the Company’s reporting units correspond to its reportable segments as defined above in the “Description of Operations.” If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of revenues, earnings before interest, income taxes, depreciation and amortization (“EBITDA”) and estimated future cash flows.

The Company evaluates long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). An asset is considered impaired if its carrying amount exceeds the future net cash flow the asset is expected to generate. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. The Company assesses the recoverability of its long-lived and intangible assets by determining whether the unamortized balances can be recovered through undiscounted future net cash flows of the related assets. The amount of impairment, if any, is measured based on projected discounted future net cash flows.

Other identifiable intangible assets include purchased customer accounts and noncompete agreements and are amortized on a straight-line basis over their estimated useful lives and contract periods, which range from five to fifteen years for the period ended October 27, 2005 and the years ended December 31, 2004 and 2003. For the period ended December 31, 2005, other identifiable intangible assets were amortized based on the expected undiscounted cash flows over the related estimated lives and contract periods, which range from seven to fourteen years. Purchased customer accounts obtained from acquired businesses are records and files that contain information regarding retail insurance customers and their accounts that are essential to maintaining that relationship. Intangible assets with finite lives are periodically reviewed to ensure that no conditions exist indicating they may be impaired. No impairments have been recorded for the period ended December 31, 2005.

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Debt Issue Costs

Costs of issuing debt are deferred as an asset and amortized by periodic charges to income using the interest method over the life of the credit facility.

Equity-Based Compensation

The Company accounts for equity-based compensation under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The pro forma impact on net income per share as if the fair value of unit-based and stock-based compensation plans had been recorded as a component of compensation expense in the consolidated financial statements as of the date of grant of awards related to such plans, pursuant to the provisions of the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, is disclosed as follows:

	Successor	Predecessor
	October 28, 2005	January 1, 2005
	Through	Through	Year Ended	Year Ended
	December 31,	October 27,	December 31,	December 31,
	2005	2005	2004	2003
	(In thousands of dollars, except per share data)
Net income as reported	$2,118	$860	$4,301	$4,221
Total stock-based employee compensation cost included in the determination of net income, net of related tax effects	—	—	—	74
Total stock-based employee compensation cost determined under fair value method, net of related tax effects	(55)	(686)	(175)	(139)

Pro forma net income (loss)	$2,063	$(1,546)	$4,126	$4,156

Earnings (loss) per share
Basic
As reported	$0.19	$(0.07)	$0.35	$0.38

Pro forma	$0.18	$(0.12)	$0.34	$0.37

Diluted
As reported	$0.19	$(0.07)	$0.35	$0.38

Pro forma	$0.18	$(0.12)	$0.34	$0.37

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted average fair value of each option granted was estimated at $4.66, $4.91 and $4.93 for the period ended October 27, 2005 and the years ended December 31, 2004 and 2003, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Successor	Predecessor
	October 28,	January 1,
	2005	2005	Year	Year
	Through	Through	Ended	Ended
	December 31,	October 27,	December 31,	December 31,
	2005(1)	2005	2004	2003
Dividend yield	—	0.0%	0.0%	0.0%
Risk free interest rate	—	4.77%	4.24%	4.27%
Expected lives	—	6 years	6 years	6 years
Volatility	—	29.3%	33.5%	33.5%

(1)	There were no options grants made during the Successor period.

Income Taxes

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”). SFAS No. 109 requires the liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered.

Deferred tax assets have also been recognized for net operating loss carryforwards. Valuation allowances are then recorded to reduce deferred tax assets to the amounts management concludes are more likely than not to be realized.

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Income Per Share

Basic net income per share is computed by dividing net income available to stockholders by the weighted average number of shares outstanding for the period. Basic net income per share excludes the effect of potentially dilutive options. Diluted net income per share reflects potential dilution that could occur if stock options were exercised. The following table sets forth the computations of basic and diluted earnings per share from continuing operations:

	Successor		Predecessor
	October 28, 2005		January 1, 2005
	Through		Through		Year Ended		Year Ended
	December 31, 2005		October 27, 2005		December 31, 2004		December 31, 2003
	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic
	(In thousands of dollars, except share and per share data)
Income (loss) from continuing operations	$2,118	$2,118	$(860)	$(860)	$3,790	$3,790	$3,409	$3,409
Income from discontinued operations	—	—	—	—	578	578	812	812
(Loss) on disposal of subsidiary	—	—	—	—	(67)	(67)	—	—

Net income (loss)	$2,118	$2,118	$(860)	$(860)	$4,301	$4,301	$4,221	$4,221

Average Equivalent Shares
Shares outstanding	11,320,583	11,320,583	12,443,857	12,443,857	12,141,694	12,141,694	11,124,226	11,124,226
Options to purchase common stock	95,143	—	—	—	59,952	—	48,287	—

Total average equivalent shares	11,415,726	11,320,583	12,443,857	12,443,857	12,201,646	12,141,694	11,172,513	11,124,226

Per-Share Amounts
Earnings (loss) from continuing operations	$0.19	$0.19	$(0.07)	$(0.07)	$0.31	$0.31	$0.31	$0.31
Earnings from discontinued operations	—	—	—	—	0.05	0.05	0.07	0.07
Discontinued operations, loss on sale	—	—	—	—	(0.01)	(0.01)	—	—

Net earnings (loss) per share	$0.19	$0.19	$(0.07)	$(0.07)	$0.35	$0.35	$0.38	$0.38

Average options of approximately 490,000, 178,000 and 104,000 for the period ended October 27, 2005 and the years ended December 31, 2004 and 2003, respectively, were outstanding but not included in the computation of earnings per common share because they were antidilutive. Holdco equity based compensation units issued are not included in diluted share calculations since they do not have any future dilutive impact at the Company level.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, premium receivables, premiums payable and variable rate long-term debt approximate fair value as of December 31, 2005 and 2004, respectively.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS No. 123(R)”). This revised statement, which requires the cost of all share-based payment transactions be recognized in the financial statements, establishes fair value as the measurement objective and requires entities to apply a fair-value-based

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

measurement method in accounting for share-based payment transactions. The revised statement applies to all awards granted, modified, repurchased or cancelled after January 1, 2006. SFAS No. 123(R) permits nonpublic entities which used the fair value method of disclosure to account for the adoption of this revised standard using either the modified prospective or modified retrospective method. Effective January 1, 2006, the Company adopted SFAS No. 123(R) and accounted for the adoption using the modified prospective method. The prospective method requires compensation cost to be recognized as a component of salary and employee benefits expense beginning on January 1, 2006 based on the requirements of SFAS No. 123(R) for all share-based payments granted after January 1, 2006. For awards granted prior to January 1, 2006, compensation cost should be recognized for the portion of awards for which the requisite service has not been rendered. The Company expects to incur approximately $0.5 million of salary expense in 2006 for stock option grants made prior to 2006 and salary expense of $0.4 million for stock option and equity incentive grants made after January 1, 2006.

In June 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting treatment for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is currently assessing the impact of FIN 48 on the financial position and results of operations of the Company.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit the use of fair value as the relevant measurement attribute. The provisions of SFAS No. 157 are to be applied prospectively as of fiscal periods beginning after November 15, 2007. The Company is currently assessing what impact, if any, SFAS No. 157 will have on its consolidated financial position and results of operations.

2.	Acquisitions and Dispositions

In connection with the acquisitions discussed below, when Holdco issued equity to the sellers of the acquired entities, the Company issued a corresponding amount of common stock to Holdco in exchange for contribution of the acquired equity or net assets to the Company.

2005 Acquisitions

On October 31, 2005, Holdco redeemed all the outstanding Class B units in four start-up subsidiaries of the Company. The Class B units had no voting rights nor did they share in the profits or losses of the subsidiaries. The Class B units did entitle the holders to the respective percentage of the equity value of the subsidiary after five years based on a pre-determined valuation formula. In consideration for the redemption of these Class B units, Holdco issued 309,184 common units valued at $4.1 million. The Company concurrently issued 283,142 shares to Holdco also valued at $4.1 million. The redemption aligned the interest of the subsidiaries with the Company’s and simplified the corporate structure.

On April 14, 2005, the Company acquired all the stock of Stewart Smith East, Inc. and affiliates/subsidiaries (“Stewart Smith Group”) from Willis North America Inc. (“Willis”). Stewart Smith Group was Willis’ property and casualty wholesale brokerage operation. The acquisition allowed the Company to expand its geographic presence, add a significant number of new brokers and gain a significant trading relationship with Willis, one of the world’s largest retail brokerage organizations. The estimated aggregate purchase price

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

was $103.1 million in cash, including transaction costs of $3.1 million. The transaction was financed by the Company’s credit facility that was completed in connection with this acquisition (see Note 8). In connection with the purchase agreement, Willis agreed to indemnify the Company for all pre-closing liabilities that arise post-closing.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed, at the date of acquisition:

(In thousands of dollars)

Net assets acquired
Cash	$493
Premium cash	18,418
Premiums receivable	71,359
Prepaid expenses and other	839
Property and equipment	1,377
Goodwill	85,795
Intangible assets	15,979
Other assets	102
Premiums payable	(82,610)
Accounts payable and accrued expenses	(8,136)
Other liabilities	(503)

103,113
Less: Cash acquired	(493)

Net cash paid for acquisition	$102,620

The following table summarizes the required Predecessor disclosures for the pro forma combined entity as if the Stewart Smith Group acquisition occurred as of January 1, 2004. Disclosures for the Successor are not on a pro forma basis as the acquisition of the Stewart Smith Group occurred prior to October 27, 2005, the date of the recapitalization.

	Predecessor
	Period From
	January 1, 2005
	Through	Year Ended
	October 27, 2005	December 31, 2004
	(In thousands of dollars,
	except per share data)

(Unaudited)
Revenues	$125,459	$161,757
Income (loss) before income taxes	(2,704)	21,344
Net income (loss) from continuing operations	(2,395)	12,161
Income from discontinued operations	—	578
(Loss) from discontinued operations, loss on sale	—	(67)
Net income (loss)	(2,395)	12,672
Earnings (loss) per share
Basic	(0.19)	1.04
Diluted	(0.19)	1.04

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2004 Acquisitions

On February 23, 2004, the Company acquired all the units of Property Risk Services LLC (“PRS”). PRS is a specialty wholesale brokerage operation focusing on large property risks. The acquisition allowed the Company to expand its large property brokerage capabilities on a national basis.

The aggregate purchase price was $39.6 million, consisting of $30.0 million in cash, including transaction costs of $0.6 million and Holdco common units valued at $9.5 million. These units were valued based on a calculation of the estimated value of the Company using multiples of EBITDA and revenue. Additionally, the Company entered into a five year earnout agreement entitling the former unitholders of PRS to annual earnout consideration equal to the amount of EBITDA in excess of the greater of $6.0 million or 35% of net revenue. The earnout will be paid in a combination of cash, up to a maximum of 75% and additional common units at the discretion of the former PRS unitholders, subject to the Company’s right to pay the entire amount in cash. For the year ended December 31, 2004, the former PRS unitholders achieved earnouts totaling $0.9 million, which were recorded as additional goodwill as of December 31, 2004. As of December 31, 2005, it was determined that the former PRS unitholders would be entitled to an earnout. Additional consideration of $0.8 million was recognized by the Successor during the period ended December 31, 2005.

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition:

(In thousands of dollars)

Net assets acquired
Cash	$480
Premium cash	2,994
Premiums receivable	1,811
Prepaid expenses and other	598
Property and equipment	252
Goodwill	28,143
Intangible assets	12,550
Premiums payable	(5,299)
Deferred tax liability	(1,102)
Accounts payable and accrued expenses	(778)

39,649
Less: Common units issued for acquisition	(9,500)
Cash acquired	(480)

Net cash paid for acquisition	$29,669

On December 8, 2004, the Company acquired substantially all the net assets of The Quaker Agency of the South, Inc. (“Quaker”). Quaker is a diversified wholesale brokerage operation based in Charlotte, North Carolina. The acquisition substantially increases the Company’s capabilities and retail relationships in the southeastern United States.

The aggregate purchase price was $14.6 million consisting of $10.4 million in cash including transaction costs of $0.2 million, notes payable totaling $2.0 million and Holdco common units valued at $2.2 million. These units were valued based on a calculation of the estimated value of the Company using multiples of EBITDA and revenue. Additionally, the Company entered into a two year earnout agreement based on Quaker meeting certain revenue growth targets and maintaining certain EBITDA margins for 2005

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and 2006. The estimated contingent consideration was not included in the initial aggregate purchase price. The Company did not record a liability for 2005 earnouts related to Quaker as the earnout targets for 2005 were not met.

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition:

(In thousands of dollars)

Net assets acquired
Cash	$5
Premium cash	3,174
Premiums receivable	3,032
Prepaid expenses and other	6
Property and equipment	79
Goodwill	10,196
Intangible assets	4,617
Premiums payable	(5,332)
Deferred tax liability	(249)
Accounts payable and accrued expenses	(912)

14,616
Less: Notes payable issued for acquisition	(2,000)
Common units issued for acquisition	(2,188)
Cash acquired	(5)

Net cash paid for acquisition	$10,423

2003 Acquisitions

On April 30, 2003, the Company acquired substantially all of the assets of Seaboard Underwriters, Inc. and Seaboard Underwriters Midwest, Inc. (collectively, “Seaboard”). Seaboard is a managing general agency specializing in trucking and other commercial auto risks. The acquisition allowed the Company to add a new product to its capabilities.

The estimated aggregate purchase price was $3.2 million consisting of $1.3 million in cash, including transaction expenses of $37,500, additional contingent consideration of $0.4 million in notes payable and Holdco common units valued at $1.4 million if certain financial targets were met in the first twelve months. These financial targets were met based on actual results through April 30, 2004, and the contingent consideration of approximately $1.4 million was issued in June 2004.

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

(In thousands of dollars)

Net assets acquired
Cash	$476
Premium cash	1,671
Premiums receivable	2,101
Prepaid expenses and other	176
Property and equipment	68
Goodwill	2,418
Intangible assets	206
Other assets	8
Premiums payable	(3,450)
Deferred tax liability	(68)
Accounts payable and accrued expenses	(429)

3,177
Less: Notes payable issued for acquisition	(424)
Common units issued for acquisition	(1,412)
Cash acquired	(476)

Net cash paid for acquisition	$865

On May 1, 2003, the Company acquired the renewal rights and certain fixed assets of the New Jersey office of a large national wholesale brokerage firm. The acquisition allowed the Company to expand and diversify its wholesale brokerage capabilities in the northeast and mid-Atlantic states. The aggregate purchase price was $5.6 million, consisting of $1.1 million in cash including transaction expenses of $24,000, issuance of $2.6 million in notes payable, and Holdco common units valued at $2.0 million. These units were valued based on a calculation of the estimated value of the Company using multiples of EBITDA and revenue.

The following table summarizes the estimated fair value of assets acquired at the date of acquisition:

(In thousands of dollars)

Net assets acquired
Property and equipment	$175
Goodwill	3,739
Intangible assets	1,735

Net cash paid for acquisition	$5,649

For the period ended October 27, 2005, in accordance with the terms and conditions of a purchase agreement related to an acquisition completed in 2002, the Company paid an additional $0.2 million in cash and issued Holdco common units valued at $0.2 million. These amounts were based on the 2004 financial performance of that acquisition. During 2004, in accordance with the terms and conditions of purchase agreements, the Company paid an additional $0.3 million in cash and issued Holdco common units valued at $0.3 million. These amounts were based on the 2003 financial performance of that acquisition.

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The results of operations for the acquisitions completed during the periods ended December 31, 2005, October 27, 2005 and December 31, 2004 have been included in the accompanying consolidated statements of operations from the dates of acquisition.

2004 Disposition

In November 2004, the Company entered into a stock redemption agreement with Capitol Payment Plan, Inc. (“CPP”), whereby CPP acquired the 70.5% of its common stock owned by the Company. The Company received $6.1 million in cash proceeds and recorded a loss of approximately $67,000. The Company sold its interest in CPP due to the fact that its financing operations were not a strategic fit with the Company’s focus on wholesale distribution of insurance products.

3.	Fixed Assets

	Successor	Predecessor
	December 31,	December 31,
	2005	2004
	(In thousands of dollars)
Equipment and software	$4,651	$5,700
Furniture and fixtures	1,911	2,578
Leasehold improvements	1,581	921

	8,143	9,199
Less: Accumulated depreciation	(536)	(5,104)

	$7,607	$4,095

Depreciation expense for the period ended December 31, 2005, the period ended October 27, 2005, and the years ended December 31, 2004 and 2003 was $0.5 million, $1.9 million, $1.5 million and $1.3 million, respectively.

4.	Goodwill

Changes in goodwill balances are as follows:

(In thousands
of dollars)

Predecessor, balance as of December 31, 2003	$40,377
Goodwill of acquired businesses	41,725

Predecessor, balance as of December 31, 2004	$82,102

Successor, balance as of October 28, 2005	$238,648
Goodwill of acquired businesses	4,761

Successor, balance as of December 31, 2005	$243,409

Goodwill allocable to each of the Company’s reportable segments as of December 31, 2005 is as follows: Property & Casualty Brokerage — $171.2 million, Specialty Underwriting — $17.9 million and Group Benefits — $54.3 million.

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Other Identifiable Intangible Assets

	Successor		Predecessor
	December 31,		December 31,
	2005		2004
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
	(In thousands of dollars)
Customer relationships	$38,983	$(549)	$27,530	$(6,133)
Noncompete agreements	3,946	(88)	8,702	(3,195)

	$42,929	$(637)	$36,232	$(9,328)

Changes in other identifiable intangible assets are as follows:

(In thousands
of dollars)

Predecessor, balance as of December 31, 2003	$13,229
Amortization of other identifiable intangible assets	(3,873)
Other identifiable intangible assets of acquired businesses	17,548

Predecessor, balance as of December 31, 2004	$26,904

Successor, balance as of October 28, 2005	$42,928
Amortization of other identifiable intangible assets	(636)

Successor, balance as of December 31, 2005	$42,292

The carrying value of intangibles is periodically reviewed by management to determine whether they may be impaired. Based on its review, no adjustment to the carrying value was required as of December 31, 2005.

Amortization expense for other intangible assets for the period ended December 31, 2005, the period ended October 27, 2005, and the years ended December 31, 2004 and 2003, was $0.6 million, $5.7 million, $3.9 million and $2.1 million, respectively. Amortization expense for other intangible assets for the years ending December 31, 2006, 2007, 2008, 2009 and 2010 is estimated to be $4.7 million, $4.8 million, $4.7 million, $4.4 million, and $4.0 million, respectively.

6.	Accrued Expenses

	Successor	Predecessor
	December 31,	December 31,
	2005	2004
	(In thousands of dollars)
Accrued bonus	$16,777	$9,245
Accrued other expenses	20,188	12,706

	$36,965	$21,951

7.	Transactions With Related Parties

The Company received profit commissions from an entity that is owned by one of the Company’s employees totaling $25,000, $0.6 million and $0.2 million for the period ended December 31, 2005, the period ended October 27, 2005 and the year ended December 31, 2004, respectively. The Company also had accounts

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

receivable from this entity totaling $1.0 million and $0.2 million at December 31, 2005 and 2004, respectively. This entity owns a 100% interest in a segregated cell reinsurer (a “rent-a-captive”) that is providing reinsurance for one of the carriers the Company uses for the prescription drug coverage it sells. The Company has a profit sharing agreement with the related entity that provides for 80% of the profits the entity receives from the rent-a-captive to be paid to the Company.

The Company leases two of its operating office locations from the former owner of one if its subsidiaries who is a current unitholder of Holdco and current employee of the Company. Additionally, the Company leases an office location from an employee. The current lease agreements require monthly rental payments of approximately $19,000 through 2010 and $4,600 through 2009, respectively. The rental expense related to these leases for the period ended December 31, 2005 was $47,000 and $0.2 million for each of the periods ended October 27, 2005 and the years ended December 31, 2004 and 2003.

In October 2005, the Company entered into an Advisory Services Agreement with PCap, L.P., the management company of Parthenon Capital, LLC. The Company estimates the annual fees associated with this agreement to be approximately $0.8 million. The term of the agreement is five years and the agreement terminates automatically in the event of an initial public offering or the sale of the Company.

The Company had a note receivable from a senior executive totaling $205,000 at December 31, 2005 and 2004, relating to the purchase of units in the Company. The note bore interest at 6% and was to mature in 2007. In November 2006, the Company forgave the outstanding principal and interest accrued on the note and recognized approximately $254,000 as compensation expense.

8.	Borrowings

	Successor	Predecessor
	December 31,	December 31,
	2005	2004
	(In thousands of dollars)
Term note	$170,693	$17,000
Seller notes bearing interest from 6% to 8%	606	2,484
Notes payable due in quarterly installments of $196,875, plus interest at 5% beginning in July 2003	—	394
Revolving credit facility	—	18,017

	171,299	37,895
Less: Current portion	(1,836)	(5,772)

	$169,463	$32,123

Future principal payments as of December 31, 2005 are as follows:

(In thousands of dollars)

2006	$1,836
2007	1,230
2008	1,230
2009	1,230
2010	1,230
Thereafter	164,543

$171,299

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In October 2005, the Company entered into a $196 million credit facility, comprised of a $123 million first lien term loan, a $48 million second lien term loan and a $25 million revolver. Borrowings under the first lien term loan bore interest at LIBOR plus 325 basis points and borrowings under the second lien facility bore interest at LIBOR plus 750 basis points during the period from October 28, 2005 to December 31, 2005. The credit facility is collateralized by all the Company’s assets and its ownership in the Company’s subsidiaries. The first lien term loan has principal installments due of $0.3 million per quarter and matures in October 2011. The second lien term loan has no principal amortization requirements and matures in April 2012.

The credit agreement requires the Company to maintain certain financial ratios and comply with certain other covenants, the most restrictive being the fixed charge coverage ratio. The Company was in compliance with all such covenants as of December 31, 2005.

The proceeds from this facility were used to complete the recapitalization of the Company as well as refinance the Company’s existing $150 million credit facility. The Company wrote-off $8.1 million of deferred financing costs related to this credit facility.

In April 2005, the Company entered into a $150 million credit facility with a syndicate of banks and investors. The credit facility was comprised of a $110 million first lien term loan and a $40 million second lien term loan. Borrowings under the first lien term loan bear interest at LIBOR plus 350 basis points and borrowings under the second lien facility bear interest at LIBOR plus 250 basis points. The credit facility was collateralized by all the Company’s assets and its ownership in the Company’s subsidiaries. The first lien term loan had principal installments due of $0.3 million per quarter and an annual repayment amount that was calculated based on excess cash flow generated during the year.

The proceeds of this facility were used to complete the Stewart Smith Group acquisition as well as refinance the Company’s prior $40 million credit facility. The Company wrote-off $1.7 million of deferred financing costs related to this credit facility.

Interest expense on the credit facilities was $3.0 million, $7.6 million, $2.1 million and $0.1 million for the period ended December 31, 2005, the period ended October 27, 2005, and the years ended December 31, 2004 and 2003, respectively.

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Income Taxes

The components of income taxes shown in the consolidated statements of operations are as follows:

	Successor	Predecessor
	October 28,	January 1,
	2005	2005	Year	Year
	Through	Through	Ended	Ended
	December 31,	October 27,	December 31,	December 31,
	2005	2005	2004	2003
	(In thousands of dollars)
Current
Federal	$(3,268)	$3,701	$1,164	$195
State	(716)	1,352	319	297

	(3,984)	5,053	1,483	492

Deferred
Federal	4,852	(3,972)	1,314	38
State	635	(295)	133	(124)
Change in valuation allowance	—	(14)	—	—

	5,487	(4,281)	1,447	(86)

Net income tax expense	$1,503	$772	$2,930	$406

A reconciliation between the Company’s income tax expense and income tax computed at the U.S. federal statutory rate is as follows:

	Successor		Predecessor
	October 28,		January 1,
	2005		2005		Year		Year
	Through		Through		Ended		Ended
	December 31,		October 27,		December 31,		December 31,
	2005	Rate	2005	Rate	2004	Rate	2003	Rate
	(In thousands of dollars)
Income tax expense computed at statutory rate	$1,231	34%	$(30)	34%	$2,285	34%	$1,526	40%
State income taxes	177	5%	577	(654)%	279	5%	247	6%
Nondeductible expenses	95	3%	225	(255)%	366	5%	486	12%
Change in valuation allowance	—	—	—	—	—	—	(1,853)	(46)%

Total income tax expense	$1,503	42%	$772	(875)%	$2,930	44%	$406	12%

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The significant components of deferred income taxes included in the balance sheet are as follows:

	Successor	Predecessor
	December 31,	December 31,
	2005	2004
	(In thousands of dollars)

Deferred tax assets
Net operating loss and capital loss carryforwards	$1,565	$1,906
Intangibles	2,676	—
Employee benefits	1,277	1,730
Accrued expenses	932	791
Allowance for commission adjustments	950	897
Accrued commissions	805	626
Other	294	147
Deferred tax liabilities
Property and equipment	(351)	(621)
Intangibles	—	(3,781)
Valuation allowance	(113)	(127)

Deferred tax asset, net	$8,035	$1,568

At December 31, 2005, approximately $1.5 million of regular tax net operating loss carryforwards remain and a deferred tax benefit of approximately $0.5 million related to these loss carryforwards has been recognized as management considers it more likely than not that the tax benefit will be realized. The operating loss carryforwards relate to an acquired business and are limited to utilization of approximately $0.3 million per year. The Company believes these operating loss carryforwards will be fully utilized prior to their expiration. Additionally the Company has recognized a deferred tax asset for approximately $0.9 million related to state net operating loss carryforwards. As of December 31, 2005 the valuation allowance is provided for capital loss carryforwards. The amount of deductible intangibles was approximately $174.1 million as of December 31, 2005.

10.	Equity Based Compensation and Incentive Plans

Options

Holdco’s 2000 Long-Term Incentive Plan (the “2000 Plan”) provides for the granting of unit options to directors, officers, employees and consultants. As of December 31, 2005, 124,363 Holdco unit options were outstanding and fully vested. These units do not have any future dilutive impact at the Company level and are not included in the options outstanding or in the diluted share calculations. Holdco has reserved 435,000 common units for issuance under the 2000 Plan. The terms and conditions of grants are determined by the Board of Managers of Holdco in accordance with the terms of the 2000 Plan. Holdco does not anticipate any future grants under the 2000 Plan.

Holdco also granted 319,922 “profits-only” units to a member of the senior management team in April 2005. These units do not have any future dilutive impact at the Company level and are not included in the options outstanding or in the diluted share calculations. These units had no intrinsic value at the date of grant and accordingly, no expense was recognized in the accompanying financial statements. These units vest in equal annual installments over five years and have a 10-year contractual term, subject to accelerated vesting upon approval of the Board of Managers.

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s 2002 Stock Option Plan (the “2002 Plan”) provides for the granting of incentive and nonqualified common stock to directors, officers, employees and consultants. The Company has reserved 762,582 shares for issuance under the 2002 Plan. The terms and conditions of grants of common stock options are determined by the Board of Directors in accordance with the terms of the 2002 Plan.

Information with respect to outstanding options is as follows:

		Weighted Average
	Shares	Exercise Price

Predecessor balance, December 31, 2003	313,166	$9.72
Granted	41,500	12.09
Forfeited	(22,500)	8.01

Predecessor balance, December 31, 2004	332,166	$10.13
Granted	254,974	12.09
Forfeited	(40,500)	10.39

Predecessor balance, October 27, 2005	546,640	$11.03

Successor balance, December 31, 2005	546,640	$11.03

The following table provides certain information about stock options outstanding at December 31, 2005:

	Outstanding Options			Options Exercisable
	Number	Weighted		Number
	Outstanding	Average	Weighted	Outstanding	Weighted
	at	Remaining	Average	at	Average
	December 31,	Contractual	Exercise	December 31,	Exercise
Range of Exercise Prices	2005	Life	Price	2005	Price

$0.00 — $12.00	126,666	6.8 years	$7.50	126,666	$7.50
$12.01 — $20.00	419,974	8.6 years	12.09	169,000	12.09

	546,640	8.2 years	$11.03	295,666	$10.12

11.	Employee Benefit Plan

The Company sponsors a defined contribution retirement plan under Internal Revenue Code 401(k) under which substantially all employees are eligible to participate. Under the plan, the Company’s matching contribution is equal to 50% of each participant’s contribution to a maximum of 6% of the participant’s eligible compensation. The Company made no contributions to the plan for the period ended December 31, 2005. The Company’s contributions to the plan amounted to $1.0 million, $0.8 million and $0.6 million for the period ended October 27, 2005 and for the years ended December 31, 2004 and 2003, respectively.

The Company sponsored a deferred compensation plan allowing certain participants the opportunity to invest a portion of their compensation on a tax deferred basis. The funds are held in a rabbi trust. The balance totaled $3.3 million and $3.7 million at December 31, 2005 and 2004, respectively. The plan was terminated on December 31, 2004 with respect to future contributions.

12.	Commitments and Contingencies

The Company leases facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2014. The facility leases generally contain renewal options and escalation clauses based on increases in the lessors’ operating expenses and other charges. At

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2005, the aggregate future minimum lease payments under all noncancelable lease agreements in excess of one year were as follows:

(In thousands of dollars)

2006	$5,693
2007	5,079
2008	3,832
2009	2,904
2010	2,451
Thereafter	3,845

$23,804

In addition, the Company has capital lease obligations for office equipment totaling $2.0 million payable over the next five years.

Rental expense for the period ended December 31, 2005, the period ended October 27, 2005 and the years ended December 31, 2004 and 2003 for operating leases totaled approximately $0.9 million, $4.3 million, $3.1 million, and $2.3 million, respectively.

In the normal course of business, the Company is a party to various claims and legal proceedings. Although the ultimate outcome of these matters is presently not determinable, management, after consultation with legal counsel, does not believe that the resolution of these matters separately or taken as a whole will have a material effect upon the Company’s financial position or results of operations.

13.	Segment Information

The Company’s business is divided into three reportable segments: Property & Casualty Brokerage, which provides a broad range of property and casualty insurance products delivered through a national network of retail insurance agents and brokers; Specialty Underwriting, which is comprised of numerous specific insurance programs for specific industry, trade groups and market niches, where the insurance company has contracted with the Company to provide the underwriting for these programs on their behalf; and Group Benefits, which provides a range of group benefit products to employer groups or associations through a national network of retail insurance agents and brokers.

The accounting polices of the reportable segments are the same as those described in Note 1. The Company evaluates the performance of its segments based upon revenues and operating income.

Summarized financial information concerning the Company’s reportable segments is shown in the following table. The “Other” column includes corporate-related items, intersegment eliminations and any

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

income and expenses not allocated to reportable segments, including income taxes, amortization, depreciation and interest expense.

	Successor
	Property
	&
	Casualty	Specialty	Group
	Brokerage	Underwriting	Benefits	Other	Total
	(In thousands of dollars)

As of and for the period ended December 31, 2005
Total revenues	$21,175	$5,530	$3,532	$391	$30,628
Interest income	415	48	74	21	558
Amortization	—	—	—	636	636
Depreciation	—	—	—	536	536
Interest expense	—	—	—	2,949	2,949
Income before income taxes	6,388	2,050	1,547	(6,364)	3,621
Total assets	426,677	53,634	70,975	71,209	622,495

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Predecessor
	Property
	&
	Casualty	Specialty	Group
	Brokerage	Underwriting	Benefits	Other	Total
	(In thousands of dollars)

For the period ended October 27, 2005
Total revenues	$81,321	$14,062	$16,091	$167	$111,641
Interest income	756	171	217	108	1,252
Amortization	—	—	—	5,716	5,716
Depreciation	—	—	—	1,855	1,855
Interest expense	—	—	—	8,516	8,516
Income before income taxes	20,313	1,815	6,171	(28,387)	(88)
As of and for the year December 31, 2004
Total revenues	$48,476	$19,716	$15,890	$522	$84,604
Interest income	290	170	118	2	580
Amortization	—	—	—	3,873	3,873
Depreciation	—	—	—	1,475	1,475
Interest expense	—	—	—	2,498	2,498
Income before income taxes	10,491	4,762	5,624	(14,224)	6,653
Total assets	265,511	63,493	19,566	(81,385)	267,185
For the year ended December 31, 2003
Total revenues	$28,504	$17,905	$11,379	$396	$58,184
Interest income	292	164	115	—	571
Amortization	—	—	—	2,068	2,068
Depreciation	—	—	—	1,256	1,256
Interest expense	—	—	—	288	288
Income before income taxes	3,730	4,709	3,153	(8,035)	3,557

14.	Subsequent Event

On April 21, 2006, the Company acquired all the outstanding stock of Communitas, Inc. and its subsidiary (“Communitas”) for a total purchase price of $4.2 million plus the assumption of a working capital deficit of approximately $1.8 million. The consideration is comprised of cash of $2.2 million and Holdco common units valued at $2.0 million. These units were valued based on a calculation of the estimated value of the Company using multiples of EBITDA and revenue. The Company issued a corresponding amount of common stock to Holdco. Additionally, the Company entered into an earnout agreement based on the performance of the acquired business during the period from April 21, 2007 to April 21, 2008. Any earnout payments can be made in cash or in shares of the Company’s common stock. The acquisition was financed by the Company’s existing revolving line of credit. Communitas is a group benefit claim administrator.

On June 2, 2006, the Company acquired substantially all of the net assets of the policy administration business of CBCA Administrators Inc. and related entities for cash totaling $3.3 million. Additionally, the Company entered into an earnout agreement based on the performance of the acquired business during the period from June 1, 2006 to September 1, 2009. The estimated contingent consideration was not included in the aggregate purchase price. Any earnout payments are required to be paid in cash. The acquired business provides several unique administrative services for insurance company clients as well as premium administration services for associations.

In June 2006, the Company completed an internal unit purchase program for employees of the Company. Employees were able to buy units in Holdco at the estimated fair value of those units. The Company matched the amount invested with a full recourse note for the same amount, allowing the employee to purchase twice the number of units. A total of $3.6 million of notes were entered into in connection with the program. Holdco then contributed $6.0 million of cash to the Company in exchange for 386,737 shares of common stock.

In August 2006, the Company entered into an agreement to sell certain assets of its Specialty Underwriting division to a start-up insurance company. The transaction is contingent upon the insurance company raising certain minimum capital. If the transaction closes, the Company will receive total consideration of approximately $3.6 million and record a gain of approximately $3.4 million.

In July 2006 and September 2006, Holdco issued a total of 1,375,000 incentive units to certain members of management. These units were “profits-only” units with no intrinsic value as of the date of grant. The Company will record expense under SFAS No. 123(R) related to these units. Unlike prior Holdco equity incentive grants, in connection with this grant, the Company issued a warrant to Holdco to acquire 1,375,000 shares for an exercise price of $15.50 per share. These warrants will be included in the diluted EPS calculations of the Company.

Report of Independent Auditors

To AmWINS Group, Inc.:

In our opinion, the accompanying combined balance sheets and the related combined statements of income, shareholder’s equity and cash flows present fairly, in all material respects, the financial position of Stewart Smith Group, an operating division of Willis North America Inc., (the “Company”) at April 13, 2005, December 31, 2004 and December 31, 2003, and the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
August 12, 2005

Stewart Smith Group
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

Combined Balance Sheets
April 13, 2005, December 31, 2004 and 2003

	2005	2004	2003

Assets
Current assets
Cash and cash equivalents	$750,406	$42,984,354	$41,138,907
Premium cash	23,053,729	31,959,819	40,798,829
Premiums receivable, net	69,926,846	67,033,255	86,918,799
Other current assets	1,340,339	548,869	738,357
Deferred tax asset	965,632	744,967	688,312

Total current assets	96,036,952	143,271,264	170,283,204
Property and equipment, net	1,376,811	1,423,722	1,609,567
Deferred tax asset	387,701	1,118,105	1,444,696
Other noncurrent assets	101,813	1,115,127	993,914

Total assets	$97,903,277	$146,928,218	$174,331,381

Liabilities and Shareholder’s Equity
Current liabilities
Premiums payable	78,547,951	79,056,603	106,845,014
Accounts payable and accrued expenses	9,379,130	16,815,457	24,925,913
Cash overdraft	4,914,505	6,838,521	6,092,232
Income tax payable	501,536	4,721,366	2,202,197
Due to affiliate nontrade	—	6,300,946	6,473,732

Total current liabilities	93,343,122	113,732,893	146,539,088
Other liabilities	—	2,019,541	2,025,570

Total liabilities	93,343,122	115,752,434	148,564,658

Shareholder’s equity
Additional paid-in capital	18,532,203	17,614,650	17,614,650
Retained earnings (deficit)	(13,972,048)	13,561,134	8,152,073

Total shareholder’s equity	4,560,155	31,175,784	25,766,723

Total liabilities and shareholder’s equity	$97,903,277	$146,928,218	$174,331,381

The accompanying notes are an integral part of these financial statements.

Stewart Smith Group
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

Combined Statements of Income
Period Ended April 13, 2005 and Years Ended December 31, 2004 and 2003

	2005	2004	2003

Revenues
Commissions and fees	$13,313,686	$66,119,217	$67,878,042
Other income	503,708	11,034,106	2,814,054

Total revenues	13,817,394	77,153,323	70,692,096

Expenses
Employee compensation and benefits	8,606,157	33,017,778	34,625,090
Business development	708,182	2,601,443	2,787,103
General and administrative	2,730,112	7,773,937	7,050,455
Depreciation and amortization	100,043	456,145	514,322

Total expenses	12,144,494	43,849,303	44,976,970

Income from operations	1,672,900	33,304,020	25,715,126
Interest expense	41,463	165,852	165,852
Management fee to Willis	1,034,216	5,123,067	5,312,078

Income before income taxes	597,221	28,015,101	20,237,196
Income tax expense	204,455	11,609,211	8,854,377

Net income	$392,766	$16,405,890	$11,382,819

The accompanying notes are an integral part of these financial statements.

Stewart Smith Group
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

Combined Statements of Shareholder’s Equity
Period Ended April 13, 2005 and Years Ended December 31, 2004 and 2003

	Additional	Retained	Total
	Paid-In	Earnings	Shareholder’s
	Capital	(Deficit)	Equity

Balances, December 31, 2002	$17,614,650	$(1,017,091)	$16,597,559
Net income	—	11,382,819	11,382,819
Distribution of capital	—	(331,183)	(331,183)
Dividends	—	(1,882,472)	(1,882,472)

Balances, December 31, 2003	17,614,650	8,152,073	25,766,723
Net income	—	16,405,890	16,405,890
Distribution of capital	—	(289,754)	(289,754)
Dividends	—	(10,707,075)	(10,707,075)

Balances, December 31, 2004	17,614,650	13,561,134	31,175,784
Net income		392,766	392,766
Contribution (distribution) of capital	917,553	(547,157)	370,396
Dividends	—	(27,378,791)	(27,378,791)

Balances, April 13, 2005	$18,532,203	$(13,972,048)	$4,560,155

The accompanying notes are an integral part of these financial statements.

Stewart Smith Group
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

Combined Statements of Cash Flows
Period Ended April 13, 2005 and Years Ended December 31, 2004 and 2003

	2005	2004	2003

Cash flows from operating activities
Net income	$392,766	$16,405,890	$11,382,819
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	90,551	421,899	476,424
Gain on sale of property and equipment	—	—	(125,213)
Deferred tax asset	509,737	269,938	308,533
Changes in operating assets and liabilities
Premium cash	8,906,090	8,839,010	(1,747,135)
Premiums receivable	(2,893,591)	19,885,544	(4,914,538)
Prepaid expenses and other current assets	(791,468)	189,488	769,181
Other assets	1,013,314	(121,213)	(233,089)
Premiums payable	(508,652)	(27,788,411)	10,319,726
Accounts payable and accrued expenses	(7,436,327)	(8,110,456)	(126,148)
Income tax payable	(4,219,830)	2,519,169	201,869
Due to affiliate non trade	(6,300,946)	(172,786)	(3,371,310)
Other liabilities	(2,019,541)	(6,029)	143,388

Net cash (used in) provided by operating activities	(13,257,897)	12,332,043	13,084,507

Cash flows from investing activities
Proceeds from sale of property and equipment	—	—	226,131
Purchases of property and equipment	(43,640)	(236,056)	(589,444)

Net cash used in investing activities	(43,640)	(236,056)	(363,313)

Cash flows from financing activities
Cash overdraft	(1,924,016)	746,289	918,744
Contribution (distribution) of capital	370,396	(289,754)	(331,183)
Payment of cash dividends	(27,378,791)	(10,707,075)	(1,882,472)

Net cash used in financing activities	(28,932,411)	(10,250,540)	(1,294,911)

Net (decrease) increase in cash and cash equivalents	(42,233,948)	1,845,447	11,426,283
Cash and cash equivalents
Beginning of year	42,984,354	41,138,907	29,712,624

End of year	$750,406	$42,984,354	$41,138,907

The accompanying notes are an integral part of these financial statements.

STEWART SMITH GROUP
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

NOTES TO COMBINED FINANCIAL STATEMENTS
April 13, 2005, December 31, 2004 and 2003

1.	Summary of Significant Accounting Policies

Description of Operations

Stewart Smith Group (the “Company”) comprised the United States wholesale insurance brokerage operations of Willis North America Inc. (“Willis”) and includes the following companies, Stewart Smith East, Inc., Stewart Smith Southeast, Inc., Stewart Smith Southwest, Inc. and McAlear Associates, Inc. Stewart Smith Group is the term of reference for the combined operating division and is not a legal entity or the parent company of the companies listed above. Willis’ ultimate parent company is Willis Group Holdings Ltd. (“Willis Group Holdings”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation — Combination

The accompanying combined financial statements include the companies listed above. All significant intercompany transactions are eliminated through combination. Substantially all corporate support services were provided by Willis. Those services included management, human resources, tax, payroll, legal, insurance, audit, treasury, payable processing, and information technology. Willis allocated the cost of these services to all of its subsidiaries and divisions. Various allocation methodologies were used depending upon the service provided. Allocation factors included number of employees, revenue, average cash balance, number and type of computers used and square feet occupied. The methodologies utilized reflect a reasonable basis for allocations of these support costs. As the Company was subject to Willis’ full cost allocation process, the accompanying carve-out financial statements of the Company have not been adjusted to reflect any additional costs necessary to present the operating results of the Company on a stand-alone basis.

Revenue Recognition

Commission income from the sale of property and casualty insurance products is recognized on the later of the billing date or the effective date of the insurance policy. Commission adjustments, including policy cancellations, are reserved for based upon historical cancellation and adjustment experience. The provision for commission adjustments and the allowance for uncollectible premium receivable accounts was approximately $1,600,000 at April 13, 2005, December 31, 2004 and 2003. Other income includes interest income and miscellaneous income. Profit commission income is recognized when collection is reasonably assured generally based on the receipt of cash from these arrangements. Revenues may be recorded in advance of cash receipts in cases where the amounts due to be received have been confirmed by the insurance company. Contingent commission due to the Company’s retail producers are generally recognized based on the timing of the revenue earned with these retailers.

The Company recognized income in 2004 of approximately $8,500,000 related to the settlement of litigation initiated by the Company against a competitor for violating certain non-competition agreements. This amount was included in other income for the period ending December 31, 2004 when the settlement was received.

STEWART SMITH GROUP
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Premium Cash

Premium cash consists of cash held in trust accounts for the benefit of insurers related to collected but unremitted premiums.

Premiums Receivable

Premiums consist of amounts due from retail insurance agents and brokers for insurance polices sold. Premium receivables are not collateralized; however, the Company generally has cancellation authority from the insurer if amounts are not paid and therefore has minimal credit risk for uncollected premiums receivable. Premiums receivable are presented net of the allowance for commission adjustment and an allowance for uncollectible premiums receivable, if any.

Premiums Payable

Premiums payable represent amounts due to insurance carriers for their portion of insurance premiums. Premiums payable are recognized when the related premiums receivable are recognized. The Company generally remits payment to insurance carriers when the related amounts are collected from retail insurance agents and brokers or policyholders.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets, which range from three to ten years, using the straight-line method. Depreciation expense was $90,551, $421,899 and $476,424 for the period ended April 13, 2005 and for the years ended December 31, 2004 and 2003, respectively.

Income Taxes

The Company was allocated income tax expense by Willis based on a separate company basis. The accompanying financial statements of the Company have been adjusted to reflect deferred income taxes based on the liability method of accounting for deferred income taxes. The differences between tax expense or benefit calculated on a separate return basis in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109) and cash paid or received from Willis under its tax sharing arrangement are reported as equity transactions (i.e. as a distribution of capital).

Fair Value of Financial Instruments and Concentration of Credit Risk

The carrying amount of cash and cash equivalents, premiums receivable and premiums payable, approximate fair value as of April 13, 2005, December 31, 2004 and 2003.

Financial instruments that potentially subject the Company to credit risk consist primarily of premium receivables. The Company uses various credit and collection policies to mitigate its risk.

STEWART SMITH GROUP
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

2.	Property and Equipment

	April 13,	December 31,
	2005	2004	2003

Equipment	$1,684,040	$3,846,666	$3,804,633
Furniture and fixtures	3,326,740	3,283,537	3,089,516

	5,010,780	7,130,203	6,894,149
Less: Accumulated depreciation	(3,633,969)	(5,706,481)	(5,284,582)

	$1,376,811	$1,423,722	$1,609,567

3.	Transactions With Related Parties

The Company’s largest retail insurance brokerage customer was Willis. The Company generated net revenue from placing insurance for Willis in the amounts of $5,935,000, $31,298,000 and $31,436,000 for the periods presented herein for 2005, 2004 and 2003, respectively. Premiums receivable from Willis generated brokerage transactions totaled approximately $35,814,000, $47,457,000 and $41,096,000 at April 13, 2005, December 31, 2004 and 2003, respectively.

The Company was allocated costs from Willis for certain corporate support functions totaling $1,662,000, $4,145,000 and $3,578,000 for the periods ending April 13, 2005, December 31, 2004 and 2003, respectively (See Note 1 for description of services provided). In addition, the Company was charged a management fee totaling $1,034,216, $5,123,067 and $5,312,078 for the periods ending April 13, 2005, December 31, 2004 and 2003, respectively. Amounts due to Willis for these services as of April 13, 2005, December 31, 2004 and 2003 are included in due to affiliate nontrade in the accompanying balance sheets.

In connections with Willis’ treasury services, Willis held $23,747,000, $74,749,000 and $81,887,000 of the Company’s cash and cash equivalents in its corporate pooled treasury account as of April 13, 2005, December 31, 2004 and 2003, respectively. The Company earned interest income of approximately $557,000, $1,857,000 and $2,072,000 during the period ended April 13, 2005 and for the years ended December 31, 2004 and 2003, respectively. These amounts are included in other income in the accompanying financial statements.

The Company paid dividends to Willis of $27,378,791, $10,707,075 and $1,882,472 during the period ended April 13, 2005 and the years ended December 31, 2004 and 2003, respectively.

The Company subleased two facilities from Willis. The total rent expense related to these subleases was approximately $172,000 for the period ended April 13, 2005 and $591,000 for the years ended December 31, 2004 and 2003, respectively.

The Company repaid its allocated or “pushed-down” acquisition financing of $1,793,000 from Willis during the period ended April 13, 2005. The Company had $1,793,000 outstanding under this financing at December 31, 2004 and 2003, respectively which is included in due to affiliate nontrade in the accompanying balance sheets. Interest expense on this acquisition financing totaled approximately $41,000, $166,000 and $166,000 during the period ended April 13, 2005 and the periods ended December 31, 2004 and 2003, respectively. Interest paid approximated interest expense during the periods.

STEWART SMITH GROUP
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

4.	Income Taxes

The Company’s effective income tax rate approximates the statutory rate and differs primarily due to state income taxes. Deferred income tax expense during the period ended April 13, 2005 and the years ended December 31, 2004 and 2003 was $509,737, $269,938 and $308,533, respectively. The principal temporary differences that give rise to deferred tax assets are the provision for commission adjustments, the allowance for uncollectible premiums receivable, and accruals for employee benefits.

As previously described, the Company accrued and paid income taxes to Willis based on federal and state income tax rates applied to the Company pre-tax book income adjusted for permanent differences. The carve-out adjustments to present the Company’s net deferred tax asset resulted in differences before the Company’s current income tax expense and amounts paid or payable to Willis. These adjustments have been recorded as equity transactions of $547,157, $289,754 and $331,183 for the period ended April 13, 2005 and the years ended December 31, 2004 and 2003, respectively.

The Company paid income taxes of $4,602,453, $9,082,583, and $8,675,158 to Willis during the period ended April 13, 2005 and the years ended December 31, 2004 and 2003, respectively.

5.	Employee Benefit Plan

The Company’s employees participated in various employee benefit plans sponsored by Willis. Those plans included a defined contribution retirement plan under Internal Revenue Code 401(k) under which substantially all employees are eligible to participate. Under the plan, the Company matching contribution is equal to 100% of each participant’s contribution to a maximum of 3% of the participant’s eligible compensation or $3,000, whichever was greater. The Company’s contributions to the plan amounted to $126,945, $125,824 and $268,873 in 2005, 2004 and 2003, respectively. The Company’s employees were also eligible to participate in Willis’ defined benefit pension plan. Willis allocated an annual estimated cost of the pension plan to the Company. These allocations amounted to $461,873, $1,005,178 and $749,194 in 2005, 2004 and 2003, respectively.

Additionally the Company agreed to provide certain post-retirement medical benefits to three individuals. The Company estimated the liability for this obligation to be approximately $917,000. The Company recorded no expense related to this obligation in 2005, 2004 or 2003. At April 13, 2005, prior to the acquisition of the Company, Willis assumed the outstanding post-retirement obligation of the Company. This assumption of liability was reflected as a contribution of capital.

6.	Commitments and Contingencies

The Company leases facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2014. The facility leases generally contain renewal options and escalation clauses based on increases in the lessors’ operating expenses and other charges. At

STEWART SMITH GROUP
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

April 13, 2005, the aggregate future minimum lease payments under all noncancelable lease agreements in excess of one year were as follows:

2005	$972,818
2006	1,187,849
2007	1,055,524
2008	808,257
2009	780,650
Thereafter	1,711,707

$6,516,805

Rental expense for the period ended April 13, 2005, December 31, 2004 and 2003 for operating leases totaled approximately $552,000, $1,931,000 and $2,239,000, respectively.

In the normal course of business, the Company is a party to various claims and legal proceedings. Although the ultimate outcome of these matters is presently not determinable, management, after consultation with legal counsel, does not believe that the resolution of these matters separately or taken as a whole will have a material effect upon the Company’s financial position or results of operations.

The Company has in effect employee agreements with management of the Company and certain brokers.

7.	Subsequent Events

In February 2005, the Company signed a definitive stock purchase agreement to be acquired by American Wholesale Insurance Group, Inc. (“AmWINS”) The transaction closed on April 13, 2005. Effective with the closing of the transaction, Willis agreed to indemnify AmWINS for all outstanding and future claims against the Company arising from an act committed prior to closing.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Communitas, Inc.
Irving, Texas

We have audited the accompanying consolidated balance sheets of Communitas, Inc. (formerly WEBTPA, Inc.) (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Communitas, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 7 to the consolidated financial statements, the financial statements have been revised for the presentation of certain of the Company’s equity instruments.

/s/ BDO Seidman, LLP
Dallas, Texas
June 9, 2006

Communitas, Inc.

Consolidated Balance Sheets

	December 31,
	2005	2004

Assets
Current assets
Cash and cash equivalents	$787,666	$872,063
Accounts receivable	386,193	135,453
Prepaid expenses	261,721	190,807

Total current assets	1,435,580	1,198,323

Software, equipment and fixtures
Office equipment	937,018	833,623
Computer software and licenses	748,796	746,732
Office furniture and fixtures	638,073	586,487
Leasehold improvements	301,638	263,783
Internally developed software	1,327,694	1,082,311

	3,953,219	3,512,936
Accumulated depreciation and amortization	(3,245,525)	(2,719,543)

Software, equipment and fixtures, net	707,694	793,393

Other assets
Purchased contracts	669,996	136,454
Deposits	73,241	27,500
Goodwill	62,889	—
Note receivables	39,503	75,097
Deferred financing costs, net	23,958	94,080

	869,587	333,131

	$3,012,861	$2,324,847

Liabilities, Redeemable Equity and Shareholders’ Deficit
Current liabilities
Accrued liabilities	$480,897	$590,708
Accounts payable	1,524,847	326,155
Unearned revenue	150,511	79,829
Current portion of notes payable	200,846	9,762
Other current liabilities	64,552	49,208

Total current liabilities	2,421,653	1,055,662
Note payable, less current portion	407,642	—
Subordinated debentures, net of discount	—	4,534,033
Notes payable to shareholders, net of current portion	73,204	73,204

Total liabilities	2,902,499	5,662,899

Commitment and contingencies
Redeemable equity
Series A redeemable convertible preferred stock, par value of $0.01 per share; authorized 100,000,000 shares; 5,611 and 5,184 shares issued and outstanding	5,588,628	5,091,126
Series B redeemable convertible preferred stock, par value of $0.01 per share; authorized 100,000,000 shares; 5,306 shares issued and outstanding	4,840,073	—
Put warrants issued and outstanding	1,608,676	1,608,676

Total redeemable equity	12,037,377	6,699,802

Shareholders’ deficit
Common stock, no par value; authorized shares 20,000,000; 4,950,083 shares issued and 4,232,561 outstanding	—	—
Additional paid in capital	73,929	73,929
Treasury stock; 717,522 shares of common stock at cost	(90,000)	(90,000)
Accumulated deficit	(11,910,944)	(10,021,783)

Total shareholders’ deficit	(11,927,015)	(10,037,854)

	$3,012,861	$2,324,847

See accompanying notes to consolidated financial statements.

Communitas, Inc.

Consolidated Statements of Operations

	Years ended December 31,
	2005	2004

Revenue	$12,852,856	$10,429,374
Cost of revenue	10,895,080	7,424,913

Gross margin	1,957,776	3,004,461
Operating expenses
General and administrative	1,468,668	1,355,618
Depreciation and amortization	734,492	698,309
Sales and marketing	569,375	381,468

Total operating expenses	2,772,535	2,435,395

Income (loss) from operations	(814,759)	569,066
Other expenses
Interest expense	(244,955)	(1,055,579)
Other	(25,905)	(27,959)

Total other expenses	(270,860)	(1,083,538)

Net loss	$(1,085,619)	$(514,472)

See accompanying notes to consolidated financial statements.

Communitas, Inc.

Consolidated Statements of Shareholders’ Deficit

	Common			Additional		Total
	Stock	Treasury Stock		Paid-in	Accumulated	Shareholders’
	Shares	Shares	Amount	Capital	Deficit	Deficit

Balance at December 31, 2003	3,196,991	717,522	$(90,000)	$73,929	$(9,032,899)	$(9,048,970)
Net loss	—	—	—	—	(514,472)	(514,472)
Issuance of restricted common stock	1,753,092	—	—	70,124	—	70,124
Shareholders’ receivable on restricted stock issuance	—	—	—	(70,124)	—	(70,124)
Accretion of preferred stock redemption right	—	—	—	—	(70,122)	(70,122)
PIK issuance for preferred stock dividend	—	—	—	—	(404,290)	(404,290)

Balance at December 31, 2004	4,950,083	717,522	(90,000)	73,929	(10,021,783)	(10,037,854)
Net loss	—	—	—	—	(1,085,619)	(1,085,619)
Accretion of preferred stock redemption right	—	—	—	—	(70,122)	(70,122)
PIK issuance for preferred stock dividend	—	—	—	—	(733,420)	(733,420)

Balance at December 31, 2005	4,950,083	717,522	$(90,000)	$73,929	$(11,910,944)	$(11,927,015)

See accompanying notes to consolidated financial statements.

Communitas, Inc.

Consolidated Statements of Cash Flows

	Years ended December 31,
	2005	2004

Cash flows from operating activities:
Net loss	$(1,085,619)	$(514,472)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	734,492	698,309
Non-cash interest expense	70,122	414,032
Changes in operating assets and liabilities:
Accounts receivable	(250,741)	(100,879)
Other assets	(649,833)	1,034
Prepaid expenses	(70,914)	13,210
Accounts payable	1,198,692	111,312
Accrued liabilities and other current liabilities	(111,785)	(187,144)

Net cash (used in) provided by operating activities	(165,586)	435,402

Cash flows from investing activities:
Purchase of software, equipment, and fixtures	(440,284)	(313,119)

Net cash used in investing activities	(440,284)	(313,119)

Cash flows from financing activities:
Proceeds from note payable	495,645	—
Reduction of other assets	35,591	—
Payments on notes payable to shareholders	(9,763)	(27,380)

Net cash provided by (used in) financing activities	521,473	(27,380)

Net (decrease) increase in cash and cash equivalents	(84,397)	94,903
Cash and cash equivalents, beginning of year	872,063	777,160

Cash and cash equivalents, end of year	$787,666	$872,063

See accompanying notes to consolidated financial statements.

Communitas, Inc.

Notes to Consolidated Financial Statements

1.	Organization and Nature of Business

Nature of Business — Communitas, Inc. (formerly webTPA, Inc.) (the “Company”) is a Texas corporation which began operations in 1993. The Company is a third-party administrator for the health insurance industry including health plans, self-funded employers, provider networks, HMOs, managed care organizations, and insurance companies. The Company, through its wholly-owned subsidiary WEBTPA Employer Services, L.L.C. (“Employer Services”), is a licensed third-party administrator of health insurance claims in Alabama, Arkansas, Colorado, Connecticut, Florida, Hawaii, Illinois, Indiana, Kansas, Massachusetts, Missouri, North Carolina, Ohio, Oregon, Pennsylvania, Texas, Vermont, Virginia, Washington, Wisconsin and the District of Columbia. In addition, the Company is registered to administer ERISA contracts in California, Georgia, Louisiana, South Carolina, and Tennessee. The corporate headquarters are located in Irving, Texas.

2.	Summary of Significant Accounting Policies

Basis of Consolidation — The accompanying consolidated financial statements include the accounts of the Company and Employer Services. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable — Accounts receivable consists primarily of balances owed by customers for service fees.

Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company estimates its allowances based on specifically identified amounts that are believed to be uncollectible and which are determined based on historical experience and management’s assessment of the general financial conditions affecting the Company’s customer base. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. No allowance has been recorded at December 31, 2005 or 2004.

Service Contracts and Other Intangible Assets — In accordance with SFAS 142 and 144, service contracts with determinable useful lives are amortized over their respective estimated lives and are reviewed for impairment in value based upon non-discounted future cash flows. Appropriate losses are recognized whenever the carrying amount of such assets is determined to not be recoverable.

Software, Equipment and Fixtures — The Company capitalizes the cost of third-party software license agreements. The costs capitalized during 2005 totaled $2,065. There were no costs capitalized in 2004. These costs are being amortized on a straight-line basis over their estimated useful life of three years.

Equipment and fixtures are stated at cost and are depreciated on a straight-line basis over their estimated useful lives of three to ten years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the lease term. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Software Developed for Internal Use — The Company invests significantly in programming modifications of its proprietary claims processing software. It has adopted American Institute of Certified Public Accountants (“AICPA”) Statement of Position 98-1 (“SOP 98-1”), “Accounting of the Costs of Computer Software Developed or Obtained for Internal Use.” Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful life

Communitas, Inc.

Notes to Consolidated Financial Statements — (Continued)

of three years. Costs incurred for preliminary project planning, general and administrative expenses, overhead, maintenance and training, as well as the cost of programming that does not add functionality to the existing system, are expensed as incurred. During 2005 and 2004, the Company capitalized $245,383 and $263,340 in costs associated with software development.

Income Taxes — The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”). SFAS No. 109 requires a company to use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to effect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition — Revenue is recognized ratably as services are rendered over the terms of the contract. Unearned revenue is recorded for payments received in excess of revenue recognized.

Cost of Revenue — Cost of revenue is primarily salaries and payroll taxes, electronic data services, printing and postage, and other allocated operational expenses.

Stock-Based Compensation — The Company accounts for stock based compensation in accordance with SFAS No. 123, Accounting For Stock-Based Compensation (“SFAS No. 123”), as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure. As allowed by SFAS No. 123, the Company has chosen to continue to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value at the date of the grant over the amount an employee must pay to acquire the stock. The pro forma recognition of compensation expense required by SFAS No. 123 would not have had a material impact on the reported net loss for either 2005 or 2004.

The fair value of each option grant during 2004 to purchase restricted stock was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 3.85%, expected life of five years; volatility of 0% and dividend yield of 0%.

Revenue Concentration — In 2005, no customers accounted for 10% or more of total revenues. In 2004, two customers accounted for approximately 11% and 13%, respectively, of total revenues. Billed accounts receivable from these customers were approximately $12,000 at December 31, 2004.

The Company conducts a significant amount of business in the state of Texas. For the years ended December 31, 2005 and 2004, approximately 56% and 90% of revenue, respectively, was generated from business within Texas.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from those estimates.

Reclassification — Certain 2004 balances have been reclassified to conform to the 2005 presentation.

3.	Service Contracts

In 2003, the Company purchased service contracts from an unrelated third-party administrator for an estimated purchase price of $348,000, subject to certain cash collections adjustments. The service contracts are being amortized on a straight-line basis over three years, the term of the existing contracts, plus anticipated

Communitas, Inc.

Notes to Consolidated Financial Statements — (Continued)

renewal terms. During 2004, a portion of the purchased service contracts were reacquired by the original third party administrator in return for a reduction in certain future commissions owed by the Company. Amounts owed to the Company at December 31, 2004 related to this service contract repurchase total approximately $63,000.

During 2005, the Company entered into an asset purchase agreement to acquire 24 self funded group health insurance contracts and other assets from FPIC, Inc. for $663,000. The entire purchase price was allocated to service contracts. In 2005, the Company also entered into an agreement with American Health Care Partnership, Inc. (“AHCP”), to acquire client service contracts valued at approximately $153,000. The estimated annual amortization is approximately $223,000.

4.	Stock Options

During 2001, a Stock Option Plan (the “Plan”) was adopted to provide incentives to attract and retain employees, board members and consultants. The Plan provides for the granting of incentive stock options to employees and for the granting of nonqualified stock options to employees, directors and consultants at the discretion of the Board of Directors. Exercise prices may not be less than 100% of the fair market value per share of common stock on the date of grant for incentive options. Options generally expire after ten years. The vesting period of stock options ranges from immediate vesting to vesting over a four-year period. At December 31, 2005, there were no shares available for grant under the plan. At December 31, 2004, there were 97,356 shares available for grant under the plan.

Following is a summary of activity in the Plan:

	2005		2004
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at beginning of year	15,600	$1.05	19,600	$1.05
Granted	—	—	1,753,092	.04
Exercised	—	—	(1,753,092)	.04
Canceled	(15,600)	1.05	(4,000)	1.05

Outstanding at end of year	—	1.05	15,600	1.05

Options exercisable at year end	—	$1.05	15,600	$1.05

In 2004, the Company granted options, which were immediately exercised, to purchase 1,753,092 shares of restricted common stock to certain employees at a price equal to the fair value at the date of grant. With the exception of 100,000 shares which vested immediately, vesting of the restricted stock occurs over a four year period at 25% per year. Related to these restricted stock purchases, the employees entered into note payable arrangements with the Company for the full amount owed, which provided for an annual interest rate of 5.5%, with all principal and accrued interest due at maturity in May 2009. At December 31, 2004, the total principal and accrued interest associated with these shareholder notes receivable totaled approximately $70,000, which has been reflected as a reduction within the consolidated statements of shareholders’ equity (deficit).

At December 31, 2005 no options were outstanding.

5.	Related Party Transactions

Amounts owed to four Company shareholders as of December 31, 2005 and 2004 were $73,203 and $82,966, respectively. Repayment to three of these shareholders in the amount of $34,336 is subordinated and

Communitas, Inc.

Notes to Consolidated Financial Statements — (Continued)

may not be repaid until certain financial criteria have been met. There is no maturity date and these advances are non-interest bearing. The remaining note for $38,868 accrues interest at 9.5% per annum, principal and interest payments of $3,510 are payable quarterly, with the last payment being due in 2009.

During 2004, the Company paid management consulting and financial consulting fees totaling $58,000 to a company owned by a related party. There were no consulting fees paid in 2005.

6.	Income Taxes

The Company recorded no income tax benefit in 2005 or 2004 related to its losses. The income tax benefit computed at the Federal statutory rate was offset by an increase in the valuation allowance for deferred tax assets. The Company believes it is more likely than not that it will be unable to utilize its net operating losses. The Company’s net deferred tax asset as of December 31, 2005 and 2004, is as follows:

	December 31,
	2005	2004

Net deferred tax assets (primarily net operating losses)	$2,987,531	$2,717,000
Valuation allowance	(2,987,531)	(2,717,000)

Net deferred tax balance	$—	$—

For income tax purposes, the Company has available at December 31, 2005, unused federal net operating loss carryforwards of $8,744,033, which may be applied against future taxable income of the Company. These losses begin to expire in 2020.

7.	Shareholders’ Equity (Deficit), Subordinated Debentures and Note Payable

On May 3, 2001, the Company entered into an agreement with an investment group (the “Purchasers”) whereby the Company obtained $8,000,000 in additional financing in two closings through the issuance of $4,000,000 in Series A Participating Convertible Preferred Stock (the “Preferred Stock”) and the borrowing of funds under $4,000,000 of Secured Subordinated Debentures (the “Debentures”). The Company incurred financing costs of $701,222 which have been allocated pro rata to the Preferred Stock and the Debentures. The Debentures bear interest at 12.5% per annum, paid quarterly, with all principal and unpaid interest due on May 3, 2006. Prepayment of the debentures is subject to a penalty. The financing costs of $350,611 related to the debentures have been deferred and are being amortized to interest expense over the life of the Debentures. The debenture was collateralized by the assets of the Company.

The Series A Preferred Stock is subject to an 8% cumulative preferred dividend and contains liquidation preference rights. The Preferred Stock can be converted into common shares of the Company at a price of $.47 per share or 8,510,639 shares of common stock. Preferred shareholders are entitled to votes equal to the number of shares into which the preferred stock is convertible. The Purchasers have certain put rights that, if exercised, may require the Company to purchase any or all of the Preferred Stock at any time after May 3, 2006, at the greater of fair market value of the stock or a specified formula. Future increases in the potential put liability related to the preferred shares is accreted as a deemed dividend over the period to the date the put can first be exercised.

As additional consideration for the Debentures, the Company issued warrants to purchase 1,491,546 shares of the Company’s common stock at an exercise price of $0.000l per warrant share or $149. The warrant holders have the same put rights as those attached to the Preferred Stock that, if exercised, require the Company to purchase any or all of the warrant shares at any time after May 3, 2006, at the greater of fair market value or a specified formula. The estimated fair value of the warrants at May 3, 2001, of

Communitas, Inc.

Notes to Consolidated Financial Statements — (Continued)

approximately $1.56 million (based on the extended fair value of the underlying common stock) was charged against the debentures as a debt discount and credited to a put warrant account in shareholders’ deficit. Subsequent changes in the estimated potential put warrant liability is accreted as a deemed dividend by crediting the put warrant account and charging retained earnings (deficit) over the period to the date the put can be exercised.

On December 31, 2002, the Company entered into a second investment agreement with the Purchasers noted above, whereby the Company obtained $1,000,000 in additional financing through the issuance of Secured Subordinated Debentures (“2002 Debentures”). The Company incurred financing costs of approximately $50,000 in connection with this second investment agreement, which are included in interest expense. The 2002 Debentures bear interest at 14% per annum, paid quarterly, with all principal and unpaid interest originally due May 3, 2006. In connection with the FPIC, Inc. acquisition in 2005, the holders of the 2002 debentures elected to convert such subordinated debt into Series B preferred stock.

As additional consideration for the 2002 Debentures, the Company issued warrants to purchase 4,255,319 shares of the Company’s common stock at an exercise price of $0.0001 per warrant share or $425. The warrants hold put rights that, if exercised, require the Company to purchase any or all of the warrant shares at any time after May 3, 2006, at the greater of fair market value or a specified formula. The estimated fair value of the warrants at December 31, 2002 of $42,553 was charged against the 2002 Debentures as a debt discount and credited to a put warrant account in shareholders’ deficit. Subsequent changes in the estimated potential put warrant liability will be accreted as a deemed dividend by crediting the put warrant account and charging retained earnings (deficit) over the period to the date the put can be exercised.

In connection with the second investment agreement, the conversion price for Preferred Stock was changed to $0.47 per share, or 8,510,639 shares of common stock. The value of the additional conversion rights was $60,262 and was charged against the debentures as a debt discount and credited to additional paid in capital.

During 2004, the Company amortized approximately $344,000 of the debt discount into interest expense. At December 31, 2004, the unamortized debt discount totaled approximately $466,000.

During 2004, in satisfaction of the 2004 and prior accrued 8% cumulative preferred dividends, the Company issued 1,184 shares of its Preferred Stock.

Common shares reserved for future issuance at December 31, 2005 are as follows:

Number of Shares

Options	—
Warrants	5,746,865
Preferred Stock	11,029,787

16,776,652

In 2005, the Company entered into an agreement with an unrelated company, the Company was loaned $500,000 against future commissions. To the extent that the loan is not reduced by commissions, the full principal balance is due in 2008. The non interest bearing note, which has been discounted to reflect a 6.50% interest rate, is collateralized by the Company’s assets. The balance of the note was $407,642 as of December 31, 2005.

Due to the possibility that the Company might be called upon to redeem shares of both the Series A and B redeemable convertible preferred stock, these instruments have been classified outside of permanent equity in the accompanying consolidated balance sheets and classified as Redeemable Equity. In previously issued financial statements these instruments were presented as part of permanent equity.

Communitas, Inc.

Notes to Consolidated Financial Statements — (Continued)

8.	Retirement Savings Plan

The Company maintains a retirement savings plan for its employees, which is a qualified plan under Section 401(k) of the Internal Revenue Code. Full-time employees that meet certain requirements are eligible to participate in the plan. Contributions are made to the plan at the discretion of the Company. No contributions were made in 2005 or 2004.

9.	Commitments and Contingencies

Operating lease — The Company leases equipment and office space under noncancelable operating leases. Rental expense, net of sublease rental income, for the years ended December 31, 2005 and 2004 was $515,364 and $543,055, respectively. Future minimum lease payments are as follows:

December 31,	Amount

2006	$622,638
2007	610,887
2008	587,944
2009	15,942

$1,837,411

Sublease — The Company subleases a portion of its office space to a third party. The space is leased for approximately $6,500 per month and the rental income is recorded against the minimum lease payments noted above.

Litigation — The Company is subject, from time to time, to litigation resulting from the normal ongoing operations of the Company’s business. The Company believes that resolution of these matters will not result in any payment that, in the aggregate, would be material to the financial position and results of the operations of the Company.

Guarantees — In the ordinary course of its business, the Company provides operational performance guarantees to some of its clients. The Company believes that these guarantees will not have a material adverse effect on the results of operations or financial position of the Company.

Software license agreements — The Company has entered into software license agreements, whereby the Company must pay royalty fees for the use of such software. These royalty fees are based on transactions processed using the software commencing June 2002, with payments continuing into perpetuity until a buy-out option is exercised. During 2005 and 2004, the Company paid approximately $57,000 and $41,000, respectively, in royalty fees for the use of this software.

10.	Supplemental Cash Flow Information

Supplemental disclosure of cash flow information is as follows for the years ended December 31, 2005 and 2004:

	December 31,
	2005	2004

Cash paid for interest	$176,820	$989,701
Non-cash activity:
Issuance of restricted common stock for note receivable	—	70,124
Acquisition of service contracts for debt	419,754	—

Communitas, Inc.

Notes to Consolidated Financial Statements — (Continued)

11.	Subsequent Event

On April 21, 2006, American Wholesale Insurance Holding Company, LLC (“AmWINS”) acquired all the outstanding stock of Communitas, Inc. and its subsidiary (“Communitas”) for a total purchase price of $4.2 million plus the assumption of a working capital deficit of approximately $1.8 million. The consideration is comprised of cash of $2.2 million and equity of AmWINS valued at $2.0 million.

Report of Independent Auditors

To the Shareholders of
The Quaker Agency of the South, Inc.:

In our opinion, the accompanying balance sheet and the related statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of The Quaker Agency of the South, Inc. at November 30, 2004 and the results of its operations and its cash flows for the period from January 1, 2004 to November 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
November 10, 2006

THE QUAKER AGENCY OF THE SOUTH, INC.

BALANCE SHEET
November 30, 2004

November 30,
2004

ASSETS
Current assets
Cash and cash equivalents	$3,424,983
Premium cash	2,179,691
Premiums receivable, net	3,031,807

Total current assets	8,636,481
Equipment and furniture, net	79,247
Other assets	39,811

Total assets	$8,755,539

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Premiums payable	$5,096,980
Accrued expenses	2,402,437

Total liabilities	7,499,417
Common stock, 100,000 shares authorized at $1 per share, 40,000 issued and outstanding	1,000
Additional paid-in capital	39,000
Retained earnings	1,216,122

Total shareholders’ equity	1,256,122

Total liabilities and shareholders’ equity	$8,755,539

The accompanying notes are an integral part of these financial statements.

THE QUAKER AGENCY OF THE SOUTH, INC.

STATEMENT OF OPERATIONS
For the Eleven Months Ended November 30, 2004

For the Eleven
Months Ended
November 30, 2004

Revenues
Commission and fees	$5,357,581
Other Income	542,422

5,900,003
Operating expenses
Salaries and benefits	2,654,429
General and administrative	1,411,082
Depreciation and amortization	76,856

Total operating expenses	4,142,367

Net income	$1,757,636

The accompanying notes are an integral part of these financial statements.

THE QUAKER AGENCY OF THE SOUTH, INC.

STATEMENT OF SHAREHOLDERS’ EQUITY
For the Eleven Months Ended November 30, 2004

			Additional		Total
	Common Stock		Paid-in	Retained	Shareholders’
	Shares	Par Value	Capital	Earnings	Equity

Balance, January 1, 2004	1,000	$1,000	$39,000	$981,781	$1,021,781
Net income				1,757,636	1,757,636
Dividends				(1,523,295)	(1,523,295)

Balance, November 30, 2004	1,000	$1,000	$39,000	$1,216,122	$1,256,122

The accompanying notes are an integral part of these financial statements.

THE QUAKER AGENCY OF THE SOUTH, INC.

STATEMENT OF CASH FLOWS
For the Eleven Months Ended November 30, 2004

For the Eleven
Months Ended
November 30,
2004

Cash flows from operating activities
Net income	$1,757,636
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	76,856
Changes in operating assets and liabilities:
Premiums receivable	2,013,705
Premium cash	(86,805)
Premiums payable	(2,152,276)
Accrued expenses	1,906,164

Net cash provided by operating activities	3,515,280

Cash flows from investing activities
Purchases of property and equipment	(24,912)

Net cash used in investing activities	(24,912)

Cash flows from financing activities
Dividends	(1,523,295)

Net cash used in financing activities	(1,523,295)

Net change in cash and cash equivalents	1,967,073
Cash and cash equivalents and premium cash
Beginning of year	1,457,910

End of year	$3,424,983

The accompanying notes are an integral part of these financial statements.

THE QUAKER AGENCY OF THE SOUTH, INC.

NOTES TO FINANCIAL STATEMENTS
November 30, 2004

1.	Summary of Significant Accounting Policies

Description of Operations

The Quaker Agency of the South, Inc. (the “Company”) provides wholesale commercial property insurance brokerage services to small and mid-size retail insurance brokers in the Southeast United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission income from the sale of property and casualty insurance products is recognized on the later of the binding date or the effective date of the insurance policy. Commission adjustments, including policy cancellations, are reserved for based upon historical cancellation and adjustment experience. The provision for commission adjustments and the allowance for uncollectible premium receivable accounts was approximately $66,559 at November 30, 2004. Other income includes interest income and miscellaneous income. Profit commission income is recognized when collection is reasonably assured generally based on the receipt of cash from these arrangements. Contingent commission due to the Company’s retail producers are generally recognized based on the timing of the revenue earned with these retailers.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Premium Cash

Premium cash consists of cash held in trust accounts for the benefit of insurers related to collected but unremitted premiums.

Premiums Receivable

Premiums consist of amounts due from retail insurance agents and brokers for insurance polices sold. Premium receivables are not collateralized; however, the Company generally has cancellation authority from the insurer if amounts are not paid and therefore has minimal credit risk for uncollected premiums receivable. Premiums receivable are presented net of the allowance for commission adjustment and an allowance for uncollectible premiums receivable, if any.

Premiums Payable

Premiums payable represent amounts due to insurance carriers for their portion of insurance premiums. Premiums payable are recognized when the related premiums receivable are recognized. The Company generally remits payment to insurance carriers when the related amounts are collected from retail insurance agents and brokers or policyholders.

THE QUAKER AGENCY OF THE SOUTH, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Equipment and Furniture

Equipment and furniture are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets, which range from three to ten years, using the double declining balance method. Depreciation expense was $76,856 for the period ended November 30, 2004.

Income Taxes

The Company is a S-Corporation for federal and state income tax purposes. Net income or losses allocated to the shareholders for inclusion in their personal tax returns. Accordingly, no provision is established for federal and state income tax in the accompanying financial statements.

Fair Value of Financial Instruments and Concentration of Credit Risk

The carrying amount of cash and cash equivalents, premiums receivable and premiums payable, approximate fair value as of November 30, 2004.

Items that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions. At times, such cash balances may exceed federally insured limits. At November 30, 2004, the Company had approximately $5,220,145 in excess of federally insured limits.

2.	Property and Equipment

Equipment and furniture consist of the following:

November 30,
2004

Equipment	$126,020
Furniture	169,838
Computers	95,380
Leasehold improvements	92,774

Less: Accumulated depreciation	(404,764)

Total equipment and furniture, net	$79,247

3.	Employee Benefit Plan

The Company was part of a multi-employer sponsored defined contribution 401(k) retirement plan for the benefit of substantially all employees who are eligible and elect to participate. The Plan comprised employee groups from certain affiliated entities. The Company’s majority shareholder owned or controlled certain other entities whose employees participated in the plan. Eligibility is granted to all employees with a service period of at least one year and twenty-one years of age. The Company contributes three percent of salary regardless of participant contributions and amounted to $33,241 for the period ended November 30, 2004, which is included in salaries and benefits expense on the Statement of Operations.

THE QUAKER AGENCY OF THE SOUTH, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.	Commitments and Contingencies

The Company leases its premises under a non-cancelable operating lease expiring in February 2011. Future minimum rental payments under the operating lease in each of the years subsequent to November 30, 2004 are as follows:

Year Ending	Amount

2005	$258,518
2006	267,566
2007	276,931
2008	286,623
2009	296,655
Thereafter	624,822

Total future minimum lease payments	$2,011,115

Rental expense for the eleven months ended November 30, 2004 for operating leases totaled approximately $252,000.

5.	Transactions With Related Parties

The Company paid advertising expenses of approximately $13,000 to an affiliated entity of the Company’s majority shareholders. Additionally, the Company paid approximately $49,000 for consulting services to an affiliated entity owned by two of the Company’s shareholders. The Company leases its office space from an entity partially owned by two of the Company’s shareholders. Total rent expense for the eleven months ended November 30, 2004 was approximately $252,000.

6.	Subsequent Events

Effective December 1, 2004 substantially all of the net assets of the Company were acquired in an asset purchase by American Wholesale Insurance Holding Company, LLC.

AmWINS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2006	2005
	(Unaudited)
	(In thousands, except share data)

ASSETS
Current assets
Cash and cash equivalents	$24,261	$19,151
Premium cash	96,166	88,047
Premiums receivable, net	204,941	199,406
Prepaid expenses and other current assets	14,444	10,640
Deferred tax asset	3,548	3,812

Total current assets	343,360	321,056

Fixed assets, net	9,668	7,607
Goodwill	252,161	243,409
Other identifiable intangible assets, net	42,128	42,292
Deferred tax asset	3,237	4,223
Other noncurrent assets	5,069	3,908

Total assets	$655,623	$622,495

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	$1,505	$1,836
Premiums payable	291,866	267,467
Accounts payable and accrued expenses	33,430	36,965

Total current liabilities	326,801	306,268

Long-term debt	173,133	169,463
Other	3,303	2,683

Total liabilities	503,237	478,414

Stockholder’s equity
Common stock, $.01 par value; 15,000,000 authorized, 11,864,858 and 11,295,172 issued and outstanding	118	113
Additional paid-in capital	146,644	141,850
Accumulated other comprehensive income	817	—
Retained earnings	4,807	2,118

Total stockholder’s equity	152,386	144,081

Total liabilities and stockholder’s equity	$655,623	$622,495

The accompanying notes are an integral part of these financial statements.

AmWINS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Successor	Predecessor
	For the Six
	Months Ended June 30,
	2006	2005
	(In thousands, except share
	and per share data)
Revenues
Commissions and fees	$82,607	$56,573
Other income	3,310	384

Total revenues	85,917	56,957

Expenses
Employee compensation and benefits (including non-cash equity compensation of $349 for six months ended June 30, 2006)	52,217	36,187
Other operating	16,311	10,478
Depreciation	1,639	858
Amortization	2,368	2,945

Total operating expenses	72,535	50,468

Operating income	13,382	6,489
Interest expense	8,274	3,939
Loss on extinguishment of debt	—	1,731

Income before income taxes	5,108	819
Income tax expense	2,419	503

Net income	$2,689	$316

Earnings per common share
Basic	$0.24	$0.03
Diluted	0.23	0.03
Weighted average number of shares outstanding
Basic	11,384,657	12,438,398
Diluted	11,465,235	12,489,460

AmWINS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
(Unaudited)

				(Accumulated	Accumulated
	Common Stock		Additional	Deficit)	Other	Total
		Par	Paid-in	Retained	Comprehensive	Stockholder’s
	Shares	Value	Capital	Earnings	Income	Equity
	(In thousands, except share data)

Predecessor
Balances, December 31, 2004	12,394,914	$124	$98,805	$(19,249)	—	$79,680
Comprehensive income:
Net income	—	—	—	316	—	316

Total comprehensive income						316
Issuance of common stock for contingent consideration on prior acquisitions	41,019	—	496	—	—	496

Balances, June 30, 2005	12,435,933	$124	$99,301	$(18,933)	$—	$80,492

Successor
Balances, December 31, 2005	11,295,172	$113	$141,850	$2,118	—	$144,081
Comprehensive income:
Net income	—	—	—	2,689	—	2,689
Net gain on cash-flow hedging derivative	—	—	—	—	817	817

Total comprehensive income						3,506
Issuance of common stock for investment, net of related receivables of $3,600	386,737	4	2,214	—	—	2,218
Issuance of common stock for contingent consideration on prior acquisitions	14,988	—	232	—	—	232
Issuance of common stock for acquisition	129,032	1	1,999	—	—	2,000
Issuance of restricted stock	38,929	—	—	—	—	—
Amortization of restricted stock expense	—	—	57	—	—	57
Equity-based compensation	—	—	292	—	—	292

Balances, June 30, 2006	11,864,858	$118	$146,644	$4,807	$817	$152,386

The accompanying notes are an integral part of these financial statements.

AmWINS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Successor	Predecessor
	For the Six Months Ended
	June 30,
	2006	2005
	(In thousands)
Cash flows from operating activities
Net income	$2,689	$316
Adjustments to reconcile net income to net cash provided by in operating activities Depreciation and amortization	4,007	3,803
Loss on disposal of equipment	—	5
Equity based compensation expense	349	—
Write off of prior debt issuance costs	—	1,731
Deferred income taxes	754	(28)
Changes in operating assets and liabilities
Premium cash	(3,511)	(23,370)
Premiums receivable	(4,875)	(10,500)
Prepaid expenses and other current assets	(3,664)	(995)
Other assets	216	1,070
Premiums payable	19,764	35,759
Accounts payable and accrued expenses	(7,575)	(842)
Other liabilities	257	(299)

Net cash provided by operating activities	8,411	6,650

Cash flows from investing activities
Cash paid for acquisition of businesses, net of cash acquired of $540 and $493	(6,082)	(103,338)
Purchases of property and equipment	(2,288)	(716)

Net cash used in investing activities	(8,370)	(104,054)

Cash flows from financing activities
Issuance of common stock	2,218	—
Debt issuance costs	—	(111)
Proceeds from long-term debt	6,000	144,726
Repayments on long-term debt	(3,149)	(37,019)

Net cash used in financing activities	5,069	107,596

Net increase in cash and cash equivalents	5,110	10,192
Cash and cash equivalents
Beginning of period	19,151	10,055

End of period	$24,261	$20,247

Supplemental disclosures of cash flow information
Cash paid for income taxes	$988	$686
Cash paid for interest	7,834	1,603

The accompanying notes are an integral part of these financial statements.

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

General

The operations of AmWINS Group, Inc. and its subsidiaries (“the Company”) consist of wholesale distribution of insurance products through retail agents and brokers. The operating companies conduct business in the capacity of insurance brokers and managing general underwriters.

The Company’s business is divided into three reportable segments: Property & Casualty Brokerage, which brokers a broad range of property and casualty insurance products nationally for retail insurance agents and brokers; Specialty Underwriting, which is comprised of numerous insurance programs for specific industry, trade groups and market niches, where the insurance company has contracted with the Company to provide the underwriting for these programs on their behalf; and Group Benefits, which provides a range of specialty group benefit products to employer groups or associations nationally through retail insurance agents and brokers and provides related administrative services.

Basis of Presentation

The Company is 100% owned by American Wholesale Insurance Holding Company, LLC (“Holdco”). There are no employees or operations of Holdco. All revenues and expenses are generated and recorded at the Company or its subsidiaries and are included in these financial statements.

The information contained in the interim consolidated financial statements, excluding information as of the fiscal year ended December 31, 2005, is unaudited. In the opinion of management, normal recurring adjustments necessary for a fair statement of the interim period results have been made. Results of operations of business purchased are included from the dates of acquisition.

These statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2005. The Company’s significant accounting policies have not materially changed from the disclosures in those statements, with the exception of the Company’s policy regarding equity-based compensation adopted January 1, 2006 and derivatives.

Certain equity incentives issued to employees of the Company from Holdco have been treated as if issued by the Company for purposes of these financial statements.

On October 27, 2005, the Company completed a series of transactions to recapitalize the Company. The majority of the Company’s management and employees that were unitholders in the Company’s parent, Holdco, partnered with a private equity firm, Parthenon Capital, LLC (“Parthenon”), to purchase Holdco’s existing majority private equity unitholder along with certain other retiring or unaffiliated unitholders.

As a result of the recapitalization, the Company applied push-down accounting, as required by Staff Accounting Bulletin No. 54, Application of “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase, as interpreted by Emerging Issues Task Force Topic D-97, Pushdown Accounting (“EITF D-97”), which resulted in a write-up in the fair value of its net assets by approximately $84.1 million at October 27, 2005. As a result, the Company’s basis of accounting differs from that prior to the recapitalization and may not be directly comparable.

In these consolidated financial statements, the Company is referred to as “predecessor” for all periods prior to October 27, 2005, the date of the recapitalization, and as “successor” for all periods following the recapitalization.

Use of Estimates

The consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect reported

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

The accompanying consolidated financial statements include the Company and its wholly and majority owned subsidiaries. All significant intercompany transactions are eliminated through consolidation.

Derivatives

The Company accounts for derivative and hedging instruments in accordance with the provisions of Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), as amended by Statement No. 138. SFAS No. 133 requires the Company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value. Gains and losses resulting from changes in fair value must be recognized currently in earnings unless specific hedge criteria are met. If a derivative is a hedge, depending upon the nature of the hedge, a change in its fair value is either offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive income (“OCI”) until the hedged item is recognized in earnings. Any difference between fair value of the hedge and the item being hedged, known as the ineffective portion, is immediately recognized in earnings.

The Company’s use of derivative instruments is limited to interest rate swap agreements used to modify the interest characteristics for a portion of its outstanding variable rate debt. These interest rate swaps are designated as cash flow hedges and are structured so that there is no ineffectiveness.

The change in value of the interest rate swaps is reported as a component of the Company’s OCI and reclassified into interest expense in the same period or periods during which the hedged transaction affects earnings. Derivative instruments are carried at fair value on the balance sheet in the applicable line item, other assets or other long-term liabilities.

Termination of an interest rate swap agreement would result in the amount previously recorded in OCI being reclassified to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a debt obligation, any amounts in OCI relating to designated hedge transactions of the extinguished debt would be reclassified to earnings coincident with the extinguishment.

Equity-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123(R) (“SFAS No. 123(R)”), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25 (“APB Opinion No. 25”), Accounting for Stock Issued to Employees. The Company adopted SFAS No. 123(R) on January 1, 2006. Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. If the vesting terms are not met, no compensation cost is recognized and any previously recognized compensation cost is reversed. The Company previously accounted for stock-based compensation under the provisions of APB Opinion No. 25. As permitted under SFAS No. 123(R), the Company adopted the “modified prospective” method on January 1, 2006 and therefore prior periods have not been restated. In accordance with the modified prospective method, compensation cost is recognized as a component of salary and employee benefits expense in the accompanying consolidated financial statements beginning on January 1,

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2006 based on (a) the requirements of SFAS No. 123(R) for all share-based payments granted after January 1, 2006 and (b) the requirements of SFAS No. 123 for all awards granted to employees prior to January 1, 2006 that remained unvested as of that date.

Recent Accounting Pronouncements

In June 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting treatment for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is currently assessing the impact of FIN 48 on the financial position and results of operations of the Company.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit the use of fair value as the relevant measurement attribute. The provisions of SFAS No. 157 are to be applied prospectively as of fiscal periods beginning after November 15, 2007. The Company is currently assessing what impact, if any, SFAS No. 157 will have on its consolidated financial position and results of operations.

2.	Net Income Per Share

Basic net income per share is computed by dividing net income available to stockholders by the weighted average number of shares outstanding for the period. Basic net income per share excludes the effect of potentially dilutive options. Diluted net income per share reflects potential dilution that could occur if stock options were exercised. The following table sets forth the computations of basic and diluted earnings per share from continuing operations:

	For the Six Months
	ended June 30, 2006 and 2005
	Basic	Diluted	Basic	Diluted
	Successor		Predecessor
	(In thousands, except share and per share data)
Net income	$2,689	$2,689	$316	$316

Average Equivalent Shares
Shares outstanding	11,384,657	11,384,657	12,438,398	12,438,398
Effect of dilutive securities
Options to purchase common stock	80,577	—	51,062	—

Total average equivalent shares	11,465,235	11,384,657	12,489,460	12,438,398

Per-Share Amounts

Net earnings per share	$0.23	$0.24	$0.03	$0.03

Average options of approximately 31,000 and 298,000 for the six months ended June 30, 2006 and 2005, respectively were outstanding but not included in the computation of earnings per common share because they were antidilutive. Holdco equity based compensation units issued are not included in diluted share calculations because they do not have any future dilutive impact at the Company level.

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Acquisitions

On April 21, 2006, the Company acquired all the outstanding stock of Communitas, Inc. and its subsidiary (“Communitas”) for a total purchase price of $4.2 million plus the assumption of a working capital deficit of approximately $1.8 million. The consideration is comprised of cash of $2.2 million and Holdco common units valued at $2.0 million. These units were valued based on a calculation of the estimated value of the Company using multiples of EBITDA and revenue. The Company issued a corresponding amount of common stock to Holdco. Additionally, the Company entered into an earnout agreement based on the performance of the acquired business during the period from April 21, 2007 to April 21, 2008. Any earnout payments can be made in cash or in shares of the Company’s common stock. The acquisition was financed by the Company’s existing revolving line of credit. Communitas is a group benefit claim administrator.

On June 2, 2006, the Company acquired substantially all of the net assets of the policy administration businesses of CBCA Administrators Inc. and related entities for cash totaling $3.3 million. Additionally, the Company entered into an earnout agreement based on the performance of the acquired business during the period from June 1, 2006 to September 1, 2009. The estimated contingent consideration was not included in the aggregate purchase price. Any earnout payments are required to be paid in cash. These businesses provide several unique administrative services for insurance company clients as well as premium administration services for associations.

These acquisitions, individually or in aggregate, were not material to the consolidated financial statements. For these acquisitions, the allocations of purchase price are preliminary and subject to refinement as the valuations of certain intangible assets are not final.

4.	Goodwill

Changes in goodwill balances are as follows:

(In thousands)

Balance as of December 31, 2005	$243,409
Goodwill of acquired businesses, including earnouts	8,752

Balance as of June 30, 2006	$252,161

Goodwill allocable to each of the Company’s reportable segments as of June 30, 2006 is as follows: Property & Casualty Brokerage — $171.4 million, Specialty Underwriting — $17.9 million and Group Benefits — $62.9 million.

5.	Other Identifiable Intangible Assets

	June 30,		December 31,
	2006		2005
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
	(In thousands)

Customer relationships	$41,101	$(2,653)	$38,983	$(549)
Noncompete agreements	4,032	(352)	3,946	(88)

	$45,133	$(3,005)	$42,929	$(637)

The increase in the gross carrying amount of customer relationships and noncompete agreements was due to the acquisition of businesses during the first six months of 2006. See Note 3.

Amortization expense totaled $2.4 million and $2.9 million for the six months ended June 30, 2006 and 2005, respectively. Amortization expense for other intangible assets for the six months ended

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2006 and for years ending December 31, 2007, 2008, 2009 and 2010 is estimated to be $2.4 million, $5.0 million, $4.9 million, $4.5 million, and $4.2 million respectively.

6.	Transactions With Related Parties

The Company received profit commissions from an entity that is owned by one of the Company’s employees totaling $2.2 million and $0.4 million for the six months ended June 30, 2006 and 2005, respectively. The Company also had accounts receivable from this entity totaling $3.1 million and $1.0 million at June 30, 2006 and December 31, 2005, respectively. This entity owns a 100% interest in a segregated cell reinsurer (a “rent-a-captive”) that is providing reinsurance for one of the carriers the Company uses for the prescription drug coverage it distributes. The Company has a profit sharing agreement with the related entity that provides for 80% of the profits the entity receives from the rent-a-captive to be paid to the Company.

The Company leases two of its operating office locations from the former owner of one of its subsidiaries who is a current unitholder of the Company. Additionally, the Company leases an office location from an employee. The current lease agreements require monthly rental payments of approximately $19,000 through 2010 and $4,600 through 2009, respectively. The rental expense related to these leases was $142,000 for both the six months ended June 30, 2006 and 2005.

The Company had a note receivable from a senior executive totaling $205,000 at both June 30, 2006 and December 31, 2005 relating to the purchase of units in the Company. The note bore interest at 6% and was to mature in 2007. In November 2006, the Company forgave the outstanding principal and accrued interest on the note and recognized approximately $254,000 as compensation expense.

7.	Borrowings

	June 30,	December 31,
	2006	2005
	(In thousands)

Term note	$170,078	$170,693
Revolving credit facility	3,825	—
Other	735	606

	174,638	171,299
Less: Current portion	(1,505)	(1,836)

	$173,133	$169,463

In 2005, the Company entered into two syndicated senior secured credit facilities. These facilities consist of a first lien credit facility with a $123 million term loan and a $25 million revolving credit line of credit and a second lien credit facility with a $48.0 million term loan. The first lien revolving credit facility also provides for the issuance of letters of credit up to $5 million. The Company borrowed $171 million under these facilities in connection with the recapitalization. As of June 30, 2006, there was $122.1 million outstanding under the first lien term loan, $48 million outstanding under the second lien term loan and $3.8 million outstanding under the first lien revolving line of credit.

The first lien term credit facility, including the revolving line of credit, matures on October 27, 2011, and the second lien credit facility matures on April 27, 2012. The first lien term loan amortizes in quarterly installments of $307,500, and the second lien credit facility has no required amortization. The first lien term loan bears interest at LIBOR plus 275 to 350 basis points, depending on the ratio of total debt to its EBITDA. The interest rate on its outstanding borrowings under the first lien credit facility as of June 30, 2006 ranged from 8.34% to 8.50%, based on LIBOR maturity dates. The second lien credit facility bears interest at LIBOR plus 750 basis points. The interest rate on its outstanding borrowings under the second lien credit facility as of June 30, 2006 was 12.75%.

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The credit agreement requires the Company to maintain certain financial ratios and comply with certain other covenants, the most restrictive being the fixed charge coverage ratio. The Company was in compliance with all such covenants as of June 30, 2006.

8.	Derivatives

To hedge the risk of increasing interest rates, in January 2006, the Company entered into an interest rate swap agreement as a hedge against its variable rate debt. The notional amount of the swap was $68.5 million. The interest rate swap resulted in the Company paying interest at a fixed-rate of 4.74% and receiving interest at the three month LIBOR-based variable-rate, which was 5.01% at June 30, 2006. The interest rate swap had a remaining maturity of 2.5 years at June 30, 2006. The fair value of the interest rate swap was $0.8 million, net of related income taxes of $0.5 million, and was recorded in other assets as of June 30, 2006, with the related change in fair value reflected as OCI. The Company has designated and assessed the derivative as a highly effective cash flow hedge.

9.	Equity Based Compensation and Incentive Plans

Holdco’s 2000 Long-Term Incentive Plan (the “2000 Plan”) provides for the granting of unit options to directors, officers, employees and consultants. As of June 30, 2006, 124,363 Holdco unit options were outstanding. Because these unit options were fully vested prior to the adoption of SFAS No. 123(R), no compensation expense was recorded during the six months ended June 30, 2006. These units do not have any future dilutive impact at the Company level and are not included in the options outstanding or in the diluted share calculations. Holdco has reserved 435,000 common units for issuance under the 2000 Plan. The terms and conditions of grants are determined by the Board of Managers of Holdco in accordance with the terms of the 2000 Plan. No unit options were issued under the 2000 Plan during the six months ended June 30, 2006 and Holdco does not anticipate any future grants under this plan.

Holdco also granted 319,922 “profits-only” units to a member of the senior management team in April 2005. These units are expensed on a straight-line basis over the vesting period. These units do not have any future dilutive impact at the Company level and are not included in the options outstanding or in the diluted share calculations. These units vest in equal annual installments over five years and have a 10-year contractual term, subject to accelerated vesting upon approval of the Board of Managers.

Holdco has also granted service-based nonvested units to certain officers and employees of its subsidiaries. In January 2006, 42,509 service-based nonvested units were issued by Holdco; correspondingly the Company issued 38,929 nonvested shares to Holdco. These units generally vest in full in one installment on the fifth anniversary of the date of employment. In accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share, these units are included in diluted share calculations, but excluded from basic share calculations.

The Company’s 2002 Stock Option Plan (the “2002 Plan”) provides for the granting of incentive and nonqualified common stock options to directors, officers, employees and consultants. The terms and conditions of grants are determined by the Board of Directors in accordance with the terms of the 2002 Plan. Stock options are granted with an exercise price equal to the fair value of the Company’s common stock at the date of grant; and those stock option awards generally vest ratably over five years and have a 10-year contractual term. The Company has reserved 762,582 common shares for issuance under the 2002 Plan. During the three months ended June 30, 2006, 76,100 nonqualified common stock options were issued under this plan.

In April 2006, Holdco’s Board of Managers adopted the American Wholesale Insurance Holding Company, LLC Equity Incentive Plan. The Equity Incentive Plan authorizes Holdco to award up to 1,411,332 “profits-only” unit awards to executives, key employees or service providers of Holdco or any of its

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subsidiaries. The terms and conditions of grants are determined by the Board of Managers of Holdco in accordance with the terms of the Plan. In April 2006, the Board of Managers of Holdco authorized Holdco to award 950,000 units under the Equity Incentive Plan to certain executives and key employees of subsidiaries of Holdco. In addition, in September 2006, the Board of Managers of Holdco authorized Holdco to award an additional 425,000 units. All of these units generally become entitled to share in distributions from Holdco after Holdco has achieved a designated annual internal rate of return. All of these units generally vest in equal annual installments over five years and have a 10-year contractual term, subject to accelerated vesting upon approval of the Board of Managers. No unit awards were issued under this plan during the six months ended June 30, 2006.

For the six months ended June 30, 2006, stock-based compensation costs totaled $349,000 ($184,000 net of tax) which consisted of $149,000 related to “profit-only” units, $143,000 related to stock options and $57,000 related to service-based nonvested shares.

The fair value of each stock option award is estimated at the date of grant using a Black-Scholes option-pricing model using the following weighted-average assumptions:

	For the Six Months Ended
	June 30,
	2006	2005
	Successor	Predecessor
Dividend yield	0.0%	0.0%
Risk free interest rate	4.98%	4.77%
Expected lives	7.4 years	6 years
Volatility	29.0%	29.3%

The Black-Scholes model incorporates assumptions to value stock-based awards. The risk-free rate of interest for periods within the contractual life of the option is based on a U.S. government instrument over the contractual term of the equity instrument. Expected lives are based on the simplified method described under Staff Accounting Bulletin No. 107, Share-Based Payment, and volatility is based on an average of public companies with similar characteristics.

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A comparison of reported net income for the six months ended June 30, 2006 and 2005 and pro forma net income for the six months ended June 30, 2005, including the effects of expensing stock options, follows:

	For the Six Months Ended
	June 30,
	2006	2005
	Successor	Predecessor
	(In thousands,
	except share and per share data)
Net income as reported	$2,689	$316
Earnings per share
Basic — as reported	0.24	0.03
Diluted — as reported	0.23	0.03
Total stock-based employee compensation cost included in the determination of net income	184	—
Total stock option expense	184	121	(a)
Pro forma effect
Pro forma net income		231
Earnings per share
Basic — pro forma		0.02
Diluted — pro forma		0.02
Shares
Basic	11,384,657	12,438,398
Diluted	11,465,235	12,489,460

(a)	SFAS No. 123(R) has been applied to expense options in all periods.

Information with respect to outstanding options is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term (Years)	Value

Outstanding at January 1, 2006	546,640	$11.03
Granted	76,600	15.50
Forfeited	(51,000)	12.00

Outstanding at June 30, 2006	572,240	11.54	8.04	$2,654,470

Options exercisable at June 30, 2006	294,861	8.08	5.56	1,959,194

Weighted-average Black-Scholes fair value of options granted during the year		$6.38

The weighted-average Black-Scholes fair value of options granted was $4.66 for the six months ended June 30, 2005. No options were exercised during the six months ended June 30, 2005.

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the status and changes of service-based nonvested units:

		Weighted
		Average
		Grant
	Shares	Price

Outstanding at January 1, 2006	—	$—
Granted	38,929	14.72
Forfeited	—	—
Exercised	—	—

Outstanding at June 30, 2006	38,929	$14.72

As of June 30, 2006, there were $0.5 million of total unrecognized compensation costs related to service-based nonvested share-based compensation arrangements. This cost is expected to be recognized over a weighted-average period of 4.5 years.

As previously discussed, 319,922 “profits-only” Holdco units were issued in April 2005. As of June 30, 2006, there were $1.1 million of total unrecognized compensation costs related to these “profits-only” units. This cost is expected to be recognized over a period of 4.3 years.

10.	Commitments and Contingencies

The Company leases facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2014. The facility leases generally contain renewal options and escalation clauses based on increases in the lessors’ operating expenses and other charges. At June 30, 2006, the aggregate future minimum lease payments under all noncancelable lease agreements in excess of one year were as follows:

July-December 2006	$3,118
2007	6,523
2008	5,302
2009	3,868
2010	3,311
Thereafter	11,045

$33,167

In addition, the Company has capital lease obligations for office equipment totaling $2.6 million payable over the next five years.

In the normal course of business, the Company is a party to various claims and legal proceedings. Although the ultimate outcome of these matters is presently not determinable, management, after consultation with legal counsel, does not believe that the resolution of these matters separately or taken as a whole will have a material effect upon the Company’s financial position or results of operations.

11.	Segment Information

The Company’s business is divided into three reportable segments: Property & Casualty Brokerage, which provides a broad range of property and casualty insurance products delivered through a national network of retail insurance agents and brokers; Specialty Underwriting, which is comprised of numerous specific insurance programs for specific industry, trade groups and market niches, where the insurance company has contracted with the Company to provide the underwriting for these programs on their behalf;

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and Group Benefits, which provides a range of group benefit products to employer groups or associations through a national network of retail insurance agents and brokers.

Summarized financial information concerning the Company’s reportable segments is shown in the following table. The “Other” column includes corporate-related items, intersegment eliminations and any income and expenses not allocated to reportable segments, including income taxes, amortization, depreciation and interest expense.

Successor

	As of and for the Six Months Ended June 30, 2006
	Property
	& Casualty	Specialty	Group
	Brokerage	Underwriting	Benefits	Other	Total
	(In thousands)

Total revenues	$62,970	$7,484	$15,268	$195	$85,917
Interest income	1,288	143	220	69	1,720
Amortization	—	—	—	2,368	2,368
Depreciation	—	—	—	1,639	1,639
Interest expense	—	—	—	8,274	8,274
Income before income taxes	19,518	238	4,909	(19,557)	5,108
Total assets	441,727	26,905	95,372	91,619	655,623

Predecessor

	For the Six Months Ended June 30, 2005
	Property &
	Casualty	Specialty	Group
	Brokerage	Underwriting	Benefits	Other	Total
	(In thousands)

Total revenues	$38,693	$8,811	$9,441	$12	$56,957
Interest income	145	96	106	18	365
Amortization	—	—	—	2,945	2,945
Depreciation	—	—	—	858	858
Interest expense	—	—	—	3,939	3,939
Income before income taxes	7,504	1,364	3,509	(11,558)	819

12.  Subsequent Event

In June 2006, the Company completed an internal unit purchase program for employees of the Company. Employees were able to buy units in Holdco at the estimated fair value of those units. The Company matched the amount invested with a full recourse note for the same amount, allowing the employees to purchase twice the number of units. A total of $3.6 million of notes were entered into in connection with the program. Holdco then contributed $6.0 million of cash to the Company in exchange for 386,737 shares of common stock.

In August 2006, the Company entered into an agreement to sell certain assets of its Specialty Underwriting division to a start-up insurance company. The transaction is contingent upon the insurance company raising certain minimum capital. If the transaction closes, the Company will receive total consideration of approximately $3.6 million and record a gain of approximately $3.4 million.

AmWINS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In July 2006 and September 2006, Holdco issued a total of 1,375,000 incentive units to certain members of management. These units were “profits-only” units with no intrinsic value as of the date of grant. The Company will record expense under SFAS No. 123(R) related to these units. Unlike prior Holdco equity incentive grants, in connection with this grant the Company issued warrants to Holdco to acquire 1,375,000 shares for an exercise price of $15.50 per share. These warrants will be included in the diluted EPS calculations of the Company.

Communitas, Inc.

Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2006	2005
	(unaudited)

Assets
Current assets
Cash and cash equivalents	$207,537	$787,666
Accounts receivable	385,640	386,193
Prepaid expenses	229,649	261,721

Total current assets	822,826	1,435,580

Software, equipment and fixtures
Office equipment	945,403	937,018
Computer software and licenses	638,073	748,796
Office furniture and fixtures	748,796	638,073
Leasehold improvements	301,638	301,638
Internally developed software	1,369,826	1,327,694

	4,003,736	3,953,219
Accumulated depreciation and amortization	(3,377,009)	(3,245,525)

Software, equipment and fixtures, net	626,727	707,694

Other assets
Deferred acquisition costs	588,446	669,996
Deposits	63,741	73,241
Goodwill	62,889	62,889
Note receivables	37,084	39,503
Deferred financing costs, net	6,428	23,958

	758,588	869,587

	$2,208,141	$3,012,861

Liabilities, Redeemable Equity and Shareholders’ Deficit
Current liabilities
Accrued liabilities	$346,025	$480,897
Accounts payable	1,056,336	1,524,847
Unearned revenue	283,945	150,511
Current portion of notes payable	200,845	200,846
Other current liabilities	42,765	64,552

Total current liabilities	1,929,916	2,421,653
Note payable, less current portion	422,914	407,642
Notes payable to shareholders, net of current portion	73,204	73,204

Total liabilities	2,426,034	2,902,499

Commitment and contingencies
Redeemable Equity
Series A redeemable convertible preferred stock, par value of $0.01 per share; authorized 100,000,000 shares; 5,723 and 5,611 shares issued and outstanding	5,718,397	5,588,628
Series B redeemable convertible preferred stock, par value of $0.01 per share; authorized 100,000,000 shares; 5,412 and 5,306 shares issued and outstanding	4,946,194	4,840,073
Put warrants issued and outstanding	1,608,676	1,608,676

Total redeemable equity	12,273,267	12,037,377

Shareholders’ deficit
Common stock, no par value; authorized shares 20,000,000; 4,950,083 shares issued and 4,232,561 outstanding	—	—
Additional paid in capital	73,929	73,929
Treasury stock; 717,522 shares of common stock at cost	(90,000)	(90,000)
Accumulated deficit	(12,475,089)	(11,910,944)

Total shareholders’ deficit	(12,491,160)	(11,927,015)

	$2,208,141	$3,012,861

See accompanying notes to consolidated financial statements.

Communitas, Inc.

Condensed Consolidated Statements of Operations

	(unaudited)
	Three months ended March 31,
	2006	2005

Revenue	$3,541,774	$2,584,729
Cost of revenue	3,053,878	1,795,654

Gross margin	487,896	739,075
Operating expenses
General and administrative	410,299	384,516
Depreciation and amortization	213,034	159,157
Sales and marketing	159,085	136,119

Total operating expenses	782,416	679,792

Income (loss) from operations	(294,522)	59,283
Other expenses
Interest expense	(33,733)	(159,625)

Net loss	$(328,255)	$(100,342)

See accompanying notes to consolidated financial statements.

Communitas, Inc.

Unaudited Condensed Consolidated Statements of Shareholders’ Deficit

	Common			Additional		Total
	Stock	Treasury Stock		Paid-In	Accumulated	Shareholders’
	Shares	Shares	Amount	Capital	Deficit	Deficit

Balance at December 31, 2004	4,950,083	717,522	$(90,000)	$73,929	$(10,021,783)	$(10,037,854)
Net loss	—	—	—	—	(100,342)	(100,342)
Accretion of preferred stock redemption right	—	—	—	—	(17,530)	(17,530)
PIK issuance for preferred stock dividend	—	—	—	—	(103,693)	(103,693)

Balance at March 31, 2005	4,950,083	717,522	$(90,000)	$73,929	$(10,243,348)	$(10,259,419)

Balance at December 31, 2005	4,950,083	717,522	$(90,000)	$73,929	$(11,910,944)	$(11,927,015)
Net loss	—	—	—	—	(328,255)	(328,255)
Accretion of preferred stock redemption right	—	—	—	—	(17,529)	(17,529)
PIK issuance for preferred stock dividend	—	—	—	—	(218,361)	(218,361)

Balance at March 31, 2006	4,950,083	717,522	$(90,000)	$73,929	$(12,475,089)	$(12,491,160)

See accompanying notes to consolidated financial statements.

Communitas, Inc.

Condensed Consolidated Statements of Cash Flows

	(Unaudited)
	Three months ended March 31,
	2006	2005

Cash flows from operating activities:
Net loss	$(328,255)	$(100,342)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	213,034	159,157
Changes in operating assets and liabilities:
Accounts receivable	555	(22,410)
Other assets	9,500
Prepaid expenses	32,072	(17,243)
Accounts payable	(468,512)	10,816
Accrued liabilities and other current liabilities	(7,954)	142,305

Net cash (used in) provided by operating activities	(549,560)	172,283

Cash flows from investing activities:
Purchase of software, equipment and fixtures	(50,517)	(93,428)

Net cash used in investing activities	(50,517)	(93,428)

Cash flows from financing activities:
Reduction of other assets	17,529	(2,355)
Payments on notes payable to shareholders	2,419	8,671

Net cash provided by (used in) financing activities	19,948	6,316

Net (decrease) increase in cash and cash equivalents	(580,129)	85,171
Cash and cash equivalents, beginning of period	787,666	872,063

Cash and cash equivalents, end of period	$207,537	$957,234

See accompanying notes to consolidated financial statements.

Communitas, Inc.

Notes to Condensed Consolidated Financial Statements

1.	Organization and Nature of Business and Basis of Presentation

Nature of Business — Communitas, Inc. (formerly WEBTPA, Inc.) (the “Company”) is a Texas corporation which began operations in 1993. The Company is a third-party administrator for the health insurance industry including health plans, self-funded employers, provider networks, HMOs, managed care organizations, and insurance companies. The Company, through its wholly-owned subsidiary WEBTPA Employer Services, L.L.C. (“Employer Services”), is a licensed third-party administrator of health insurance claims in Alabama, Arkansas, Colorado, Connecticut, Florida, Hawaii, Illinois, Indiana, Kansas, Massachusetts, Missouri, North Carolina, Ohio, Oregon, Pennsylvania, Texas, Vermont, Virginia, Washington, Wisconsin and the District of Columbia. In addition, the Company is registered to administer ERISA contracts in California, Georgia, Louisiana, South Carolina, and Tennessee. The corporate headquarters are located in Irving, Texas.

The consolidated financial statements of Communitas, Inc. and subsidiaries, for the three month periods ended March 31, 2006 and 2005 are presented as Unaudited, but, in the opinion of management, include all adjustments necessary for a fair presentation of its financial position and of the results of its operations for those periods. All such adjustments are of a normal recurring nature. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Communitas, Inc. for the years ended December 31, 2005 and 2004 included in this filing.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	Summary of Significant Accounting Policies

Basis of Consolidation — The accompanying consolidated financial statements include the accounts of the Company and Employer Services. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable — Accounts receivable consists primarily of balances owed by customers for service fees.

Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company estimates its allowances based on specifically identified amounts that are believed to be uncollectible and which are determined based on historical experience and management’s assessment of the general financial conditions affecting the Company’s customer base. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. No allowance has been recorded at March 31, 2006 and December 31, 2005.

Service Contracts and Other Intangible Assets — In accordance with SFAS 142 and 144, service contracts with determinable useful lives are amortized over their respective estimated lives and are reviewed for impairment in value based upon non-discounted future cash flows. Appropriate losses are recognized whenever the carrying amount of such assets is determined to not be recoverable.

Software, Equipment and Fixtures — Equipment and fixtures are stated at cost and are depreciated on a straight-line basis over their estimated useful lives of three to ten years. Leasehold improvements are

Communitas, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

amortized over the shorter of their estimated useful lives or the lease term. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Software Developed for Internal Use — The Company invests significantly in programming modifications of its proprietary claims processing software. It has adopted American Institute of Certified Public Accountants (“AICPA”) Statement of Position 98-1 (“SOP 98-1”), “Accounting of the Costs of Computer Software Developed or Obtained for Internal Use.” Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three years. Costs incurred for preliminary project planning, general and administrative expenses, overhead, maintenance and training, as well as the cost of programming that does not add functionality to the existing system, are expensed as incurred. During the three months ended March 31, 2006 and 2005, the Company capitalized $42,132 and $65,319 in costs associated with software development.

Income Taxes — The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 requires a company to use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to effect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition — Revenue is recognized ratably as services are rendered over the terms of the contract. Unearned revenue is recorded for payments received in excess of revenue recognized.

Cost of Revenue — Cost of revenue is primarily salaries and payroll taxes, electronic data services, printing and postage, and other allocated operational expenses.

Reclassification — Certain 2005 balances have been reclassified to conform to the 2006 presentation.

3.	Service Contracts

During 2005, the Company entered into an asset purchase agreement to acquire 24 self funded group health insurance contracts and other assets from FPIC, Inc. for $663,000, the estimated fair value of the assets acquired. In 2005, the Company also entered into an agreement with American Health Care Partnership, Inc. (AHCP), to acquire client service contracts valued at approximately $153,000. The estimated annual amortization is approximately $223,000.

4.	Related Party Transactions

Amounts owed to three Company shareholders as of March 31, 2006 and December 31, 2005 were $73,203 and $73,203, respectively. Repayment to three of these shareholders in the amount of $34,336 is subordinated and may not be repaid until certain financial criteria have been met. There is no maturity date and these advances are non-interest bearing. The remaining note for $38,868 accrues interest at 9.5% per annum, principal and interest payments of $3,510 are payable quarterly, with the last payment being due in 2009.

5.	Income Taxes

The Company recorded no income tax benefit for the three months ended March 31, 2006 and 2005 related to its losses. The income tax benefit computed at the Federal statutory rate was offset by an increase in

Communitas, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

the valuation allowance for deferred tax assets. The Company’s net deferred tax asset as of March 31, 2006 and 2005, is as follows:

	2006	2005

Net deferred tax assets (primarily net operating losses)	$3,105,400	$2,987,531
Valuation allowance	(3,105,400)	(2,987,531)

Net deferred tax balance	$—	$—

For income tax purposes, the Company has available at March 31, 2006, unused federal net operating loss carryforwards of $9,046,261, which may be applied against future taxable income of the Company. These losses begin to expire in 2020.

6.	Shareholders’ Equity (Deficit), Subordinated Debentures and Note Payable

On May 3, 2001, the Company entered into an agreement with an investment group (the “Purchasers”) whereby the Company obtained $8,000,000 in additional financing in two closings through the issuance of $4,000,000 in Series A Participating Convertible Preferred Stock (the “Preferred Stock”) and the borrowing of funds under $4,000,000 of Secured Subordinated Debentures (the “Debentures”). The Company incurred financing costs of $701,222 which have been allocated pro rata to the Preferred Stock and the Debentures. The Debentures bear interest at 12.5% per annum, paid quarterly, with all principal and unpaid interest due on May 3, 2006. Prepayment of the debentures is subject to a penalty. The financing costs of $350,611 related to the debentures have been deferred and are being amortized to interest expense over the life of the Debentures. The debenture was collateralized by the assets of the Company.

The Series A Preferred Stock is subject to an 8% cumulative preferred dividend and contains liquidation preference rights. The Preferred Stock can be converted into common shares of the Company at a price of $.47 per share or 8,510,639 shares of common stock. Preferred shareholders are entitled to votes equal to the number of shares into which the preferred stock is convertible. The Purchasers have certain put rights that, if exercised, may require the Company to purchase any or all of the Preferred Stock at any time after May 3, 2006, at the greater of fair market value of the stock or a specified formula. Future increases in the potential put liability related to the preferred shares is accreted as a deemed dividend over the period to the date the put can first be exercised.

As additional consideration for the Debentures, the Company issued warrants to purchase 1,491,546 shares of the Company’s common stock at an exercise price of $0.000l per warrant share or $149. The warrant holders have the same put rights as those attached to the Preferred Stock that, if exercised, require the Company to purchase any or all of the warrant shares at any time after May 3, 2006, at the greater of fair market value or a specified formula. The estimated fair value of the warrants at May 3, 2001, of approximately $1.56 million (based on the extended fair value of the underlying common stock) was charged against the debentures as a debt discount and credited to a put warrant account in shareholders’ deficit. Subsequent changes in the estimated potential put warrant liability is accreted as a deemed dividend by crediting the put warrant account and charging retained earnings (deficit) over the period to the date the put can be exercised.

On December 31, 2002, the Company entered into a second investment agreement with the Purchasers noted above, whereby the Company obtained $1,000,000 in additional financing through the issuance of Secured Subordinated Debentures (“2002 Debentures”). The Company incurred financing costs of approximately $50,000 in connection with this second investment agreement, which are included in interest expense. The 2002 Debentures bear interest at 14% per annum, paid quarterly, with all principal and unpaid

Communitas, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

interest originally due May 3, 2006. In connection with the FPIC, Inc. acquisition in 2005, the holders of the 2002 debentures elected to convert such subordinated debt into Series B preferred stock.

As additional consideration for the 2002 Debentures, the Company issued warrants to purchase 4,255,319 shares of the Company’s common stock at an exercise price of $0.0001 per warrant share or $425. The warrants hold put rights that, if exercised, require the Company to purchase any or all of the warrant shares at any time after May 3, 2006, at the greater of fair market value or a specified formula. The estimated fair value of the warrants at December 31, 2002 of $42,553 was charged against the 2002 Debentures as a debt discount and credited to a put warrant account in shareholders’ deficit. Subsequent changes in the estimated potential put warrant liability will be accreted as a deemed dividend by crediting the put warrant account and charging retained earnings (deficit) over the period to the date the put can be exercised.

In connection with the second investment agreement, the conversion price for Preferred Stock was changed to $0.47 per share, or 8,510,639 shares of common stock. The value of the additional conversion rights was $60,262 and was charged against the debentures as a debt discount and credited to additional paid in capital. Common shares reserved for future issuance at March 31, 2006 are as follows:

Number of Shares

Options	—
Warrants	5,746,865
Preferred Stock	39,240,044

44,986,909

In 2005, the Company entered into an agreement with an unrelated company, which loaned the Company $500,000 against future commissions. To the extent that the loan is not reduced by commissions, the full principal balance is due in 2008. The non-interest bearing note, which has been discounted to reflect a 6.50% interest rate, is collateralized by the Company’s assets.

Due to the possibility that the Company might be called upon to redeem shares of both the Series A and B redeemable convertible preferred stock, these instruments have been classified outside of permanent equity in the accompanying consolidated balance sheets and classified as Redeemable Equity. In previously issued financial statements these instruments were presented as part of permanent equity.

7.	Retirement Savings Plan

The Company maintains a retirement savings plan for its employees, which is a qualified plan under Section 401(k) of the Internal Revenue Code. Full-time employees that meet certain requirements are eligible to participate in the plan. Contributions are made to the plan at the discretion of the Company. No contributions were made in 2006 or 2005.

Communitas, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

8.	Commitments and Contingencies

Operating lease — The Company leases equipment and office space under noncancelable operating leases. Rental expense, net of sublease rental income, for the three months ended March 31, 2006 and 2005 was $165,016 and $148,644, respectively. Future minimum lease payments are as follows:

March 31,	Amount

2006	$495,737
2007	655,666
2008	632,723
2009	15,942

$1,800,068

Litigation — The Company is subject, from time to time, to litigation resulting from the normal ongoing operations of the Company’s business. The Company believes that resolution of these matters will not result in any payment that, in the aggregate, would be material to the financial position and results of the operations of the Company.

Guarantees — In the ordinary course of its business, the Company provides operational performance guarantees to some of its clients. The Company believes that these guarantees will not have a material adverse effect on the results of operations or financial position of the Company.

Software license agreements — The Company has entered into software license agreements, whereby the Company must pay royalty fees for the use of such software. These royalty fees are based on transactions processed using the software commencing June 2002, with payments continuing into perpetuity until a buy-out option is exercised. During the three months ended March 2006 and 2005, the Company paid approximately $13,460 and $9,686, respectively, in royalty fees for the use of this software.

10.	Supplemental Cash Flow Information

Supplemental disclosure of cash flow information is as follows for the three months ended March 31, 2006 and 2005:

	March 31,
	2006	2005

Cash paid for interest	$9,776	$161,776

11.	Subsequent Event

On April 21, 2006, American Wholesale Insurance Holding Company, LLC (“AmWINS”) acquired all the outstanding stock of Communitas, Inc. and its subsidiary (“Communitas”) for a total purchase price of $4.2 million plus the assumption of a working capital deficit of approximately $1.8 million. The consideration is comprised of cash of $2.2 million and equity of AmWINS valued at $2.0 million.

     Through and including          , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                Shares

AmWINS Group, Inc.

Common Stock

PROSPECTUS

Merrill Lynch & Co.	Wachovia Securities

Cochran Caronia Waller
William Blair & Company
Piper Jaffray

               , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs, other than underwriting discounts and commissions, we will pay in connection with the sale of all of the common stock being registered. All amounts, except the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee, are estimates.

SEC registration fee		$12,305.00
NASD filing fee		$12,000.00
New York Stock Exchange listing fee		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be furnished by amendment

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (DGCL) permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation, but not an officer in his or her capacity as an officer, to the corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except that the provision cannot limit the liability of a director for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders,

•	acts or omissions by the director not in good faith or that involve intentional misconduct or a knowing violation of law,

•	liability under Section 174 of the DGCL for unlawful payment of dividends and unlawful stock purchases and redemptions by the corporation, or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation will provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except to the extent the exclusion from liability is not permitted under the DGCL.

Section 145(b) of the DGCL permits a corporation to indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding because he or she is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding:

•	if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and

•	in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful.

Our amended and restated certificate of incorporation and bylaws will provide for such indemnification.

Section 145(c) of the DGCL provides that to the extent a present or former director or officer who has been successful on the merits or otherwise in his or her defense of any threatened, pending or completed action, suit or proceeding, or any claims, issue or matter therein, referred to above, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred in connection with that defense. Such expenses incurred by a current officer or director of a corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of the matter if the officer or director agrees to repay the advanced amount if it ultimately shall be determined that he or she is not entitled to the indemnification. As provided in our amended and restated certificate of incorporation and bylaws, we may also advance expenses to former officers or directors or other employees or agents of the corporation as deemed appropriate by the corporation’s board of directors. These provisions are not exclusive of any other rights to which an indemnified person may be entitled under our amended and restated certificate of incorporation or bylaws, by a vote of stockholders or disinterested directors, by agreement or otherwise.

We maintain directors’ and officers’ liability insurance for directors, officers, employees and agents of our company, against certain liabilities for actions taken by such persons in their capacity as such, including liabilities under federal securities laws.

Item 15.	Recent Sales of Unregistered Securities.

Prior to the completion of this offering, all of our outstanding shares of capital stock were owned by American Wholesale Insurance Holding Company, LLC (Holdings). The following is a summary of sales of our securities during the past three years, as well as those issuances of Holdings described above that were not registered under the Securities Act:

Issuances by AmWINS Group, Inc.

1.  On December 31, 2003, we issued 49,628 shares of our common stock to Holdings in consideration of cash in the amount of $600,000.

2.  On February 25, 2004, we issued 29,363 shares of our common stock to Holdings in consideration of the issuance by Holdings of common units to Pegasus Investors, L.P. in partial payment of a management fee owned by us to Pegasus Investors, L.P.

3.  Also on February 25, 2004, we issued 785,773 shares of our common stock to Holdings in consideration of the contribution by Holdings of all of the outstanding equity of Property Risk Services LLC (PRS) acquired by Holdings under the Contribution Agreement dated as of January 29, 2004 among Holdings, PRS and the former owners of PRS.

4.  On March 4, 2004, we issued options to acquire 24,500 shares of our common stock for $12.09 per share to certain of our employees.

5.  On May 15, 2004, we issued options to acquire 5,000 shares of our common stock for $12.09 per share to certain of our employees.

6.  Also on May 15, 2004, we issued 68,612 shares of our common stock to Holdings in consideration of the issuance by Holdings of additional equity in Holdings under certain earnout and other agreements in respect of businesses owned by us.

7.  On December 8, 2004, we issued 180,969 shares of our common stock to Holdings in consideration of the contribution by Holdings to us of substantially all of the assets of The Quaker Agency of the South, Inc. (Quaker) acquired by Holdings pursuant to the Contribution Agreement dated December 8, 2006, among Holdings, Quaker and the owners of Quaker.

8.  On April 13, 2005, we issued notes to our lenders evidencing the indebtedness under our previous senior secured credit facilities in an aggregate principal amount of $150,000,000.

9.  On April 22, 2005, we issued 41,019 shares of our common stock to Holdings in consideration of the issuance by Holdings of additional equity in Holdings under certain earnout agreements with respect to businesses owned by us.

10.  On July 26, 2005, we granted options to purchase 254,974 shares of our common stock for $12.01 per share to certain of our employees.

11.  On October 27, 2005, we issued 786,982 shares of our common stock to Holdings in consideration of a cash contribution by Holdings to us of $11,584,374.

12.  On October 31, 2005, we issued 283,142 shares of our common stock to Holdings in consideration of the contribution by Holdings to us of equity in certain of our subsidiaries acquired by Holdings from employees that formerly owned a minority interest in certain of our subsidiaries.

13.  On January 1, 2006, we issued 38,929 shares of restricted stock to Holdings in consideration of a cash contribution by Holdings to us of $573,030.

14.  On March 31, 2006, we issued 14,988 shares of our common stock to Holdings in consideration of the issuance by Holdings of additional equity in Holdings under certain earnout agreements with respect to businesses owned by us.

15.  On April 17, 2006, we granted options to purchase 76,100 shares of common stock for $15.50 per share to certain employees of ours.

16.  On April 21, 2006, we issued 129,032 shares of our common stock to Holdings in consideration of the contribution by Holdings to us of the outstanding equity of Communitas, Inc. (Communitas) acquired by Holdings pursuant to the Contribution Agreement dated April 21, 2006 among Holdings, Communitas and the owners of Communitas.

17.  On June 15, 2006, we issued 386,737 shares of common stock to Holdings in consideration of a cash contribution by Holdings to us of $5,994,411.

18.  On July 28, 2006, we issued a warrant to Holdings to acquire up to 950,000 shares of our common stock for $15.50 per share in consideration of the issuance by Holdings of Class B, Class C, Class D and Class E units to certain of our employees.

19.  On September 11, 2006, we issued stock options to acquire 82,500 shares of common stock for $17.50 per share to certain of our employees.

20.  On September 19, 2006, we issued 22,548 shares of common stock to Holdings in consideration of a cash contribution by Holdings to us of $349,491.

21.  On September 29, 2006, we issued a warrant to Holdings to acquire up to 425,000 shares of our common stock at $15.50 per share in consideration of the issuance by Holdings of Class B, Class C, Class D and Class E units to certain of our employees.

22.  Also on September 29, 2006, we issued stock options to acquire 40,000 shares of common stock for $17.50 per share to certain of our employees.

None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The securities referenced in clauses (1) through (3), (6) through (9), (11) through (14), (16) through (18), (20) and (21) were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. The securities referenced in clauses (4), (5), (10), (15), (19) and (22) were issued in reliance on the exemption from registration provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder as securities issued pursuant to written compensatory plans or arrangements.

Issuances by Holdings

1.  On December 31, 2003, Holdings issued 60,000 common units to a former employee of ours upon his exercise of options to acquire our common units for an aggregate exercise price of $600,000.

2.  On February 25, 2004, Holdings issued 29,559 of its common units to Pegasus Investors, L.P. as partial payment of a management fee owed by us to Pegasus Investors, L.P.

3.  On February 25, 2004, Holdings issued 791,007 of its common units to the former owners of PRS as purchase price consideration.

4.  On May 15, 2004, Holdings issued 69,069 of its common units to the former owners and an employee of certain of our acquired businesses pursuant to earnout and other agreements.

5.  On May 31, 2004, Holdings issued 117,610 of its common units to the former owners of a business acquired by us as purchase price consideration.

6.  On December 8, 2004, Holdings issued 182,174 of its common units to the owners of Quaker as purchase price consideration.

7.  On April 13, 2005, Holdings issued 41,632 options for its common units for $12.01 per unit and 319,922 management units to an executive officer pursuant to the terms of his employment agreement. The management units were subsequently reclassified as Class Z units of Holdings on October 27, 2005.

8.  On April 22, 2005, Holding issued 41,923 of its common units to the former owners of certain businesses acquired by us as earnout consideration.

9.  On October 27, 2005, in connection with the purchase by AmWINS Holdings, LLC (Parthenon HoldCo) of a controlling interest in Holdings, Holdings issued to Parthenon HoldCo 687,311 of its common units for $11,584,374.

10.  On October 31, 2005, Holdings issued 309,184 of its common units to certain employees in exchange for their minority interests in certain of our subsidiaries.

11.  On January 1, 2006, Holdings issued 42,509 restricted common units to certain employees pursuant to restricted unit agreements with those employees.

12.  On March 31, 2006, Holdings issued 15,193 of its common units to the former owners of a business acquired by us as earnout consideration.

13.  On April 21, 2006, Holdings issued 130,805 of its common units to the former owners of Communitas as purchase price consideration.

14.  On June 15, 2006, Holdings issued 435,736 common units to selected employees for cash of approximately $6,662,411, of which $3,568,709 was funded by loans from us.

15.  On July 28, 2006, Holdings issued 237,500 of its Class B units, 237,500 of its Class C units, 237,500 of its Class D units and 237,500 of its Class E units to certain employees of ours pursuant to executive unit agreements.

16.  On September 19, 2006, we issued 29,100 common units to an executive officer upon the exercise of an option. The aggregate exercise price was $349,491.

17.  On September 29, 2006, Holdings issued 106,250 of its Class B units, 106,250 of its Class C units, 106,250 of its Class D units and 106,250 of its Class E units to certain employees of ours pursuant to executive unit agreements.

None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The securities referenced in clauses (2), (3), (4), (6), (8), (9), (10), (12), (13) and (14) were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D, Rule 506, promulgated thereunder as transactions by an issuer not involving a public offering. The securities referenced in clauses (1), (7), (11), (15), (16) and (17) were issued in reliance on the exemption from registration provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder as securities issued pursuant to written compensatory plans or arrangements. The securities referenced in clause (5) were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

The list of exhibits is incorporated by reference to the Index of Exhibits on page E-1.

Item 17.  Undertakings.

(a)  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)  The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, AmWINS Group, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on November 13, 2006.

AmWINS Group, Inc.

By:	/s/ M. Steven DeCarlo
M. Steven DeCarlo
President and Chief Executive Officer

POWERS OF ATTORNEY

Each of the undersigned officers and directors of AmWINS Group, Inc., a Delaware corporation, hereby constitutes and appoints M. Steven DeCarlo and Scott M. Purviance, and each of them severally, as his or her attorney-in-fact and agent, with full power of substitution and resubstitution, in his or her name and on his or her behalf, to sign in any and all capacities this registration statement and any and all amendments (including both pre-effective and post-effective amendments) and exhibits to this registration statement, any subsequent registration statement for the same offering that may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and any and all amendments (including post-effective amendments) and exhibits thereto, and any and all applications and other documents relating thereto, with the Securities and Exchange Commission, with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ M. Steven DeCarlo M. Steven DeCarlo	Chief Executive Officer, President and Director (principal executive officer)	November 13, 2006

/s/ Scott M. Purviance Scott M. Purviance	Chief Financial Officer, Vice President and Secretary (principal financial officer)	November 13, 2006

/s/ Angela N. Higbea Angela N. Higbea	Controller (principal accounting officer)	November 13, 2006

/s/ Brian R. Golson Brian R. Golson	Director	November 13, 2006

/s/ Marc R. Rubin Marc R. Rubin	Director	November 13, 2006

/s/ John C. Rutherford John C. Rutherford	Director	November 13, 2006

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

1	*	Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation of AmWINS Group, Inc.
3	.2*	Amended and Restated Bylaws of AmWINS Group, Inc.
4	.1*	Form of certificate for the common stock, par value $0.01 per share, of AmWINS Group, Inc.
4.2		Registration Agreement dated as of April 2006 by and between AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.), AmWINS Holdings, LLC and American Wholesale Insurance Holding Company, LLC
4.3		Credit Agreement dated as of October 27, 2005 among AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.) as Borrower, the financial institutions from time to time party thereto as Lenders and Madison Capital Funding LLC, as Agent
4.4		Second Lien Credit Agreement dated as of October 27, 2005 among AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.) as Borrower, the financial institutions from time to time party thereto as Lenders and Madison Capital Funding LLC, as Second Lien Agent
5	*	Opinion of Robinson, Bradshaw & Hinson, P.A.
10	.1*	Employment Agreement dated as of September 12, 2005 by and between American Wholesale Insurance Company, LLC, AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.) and M. Steven DeCarlo, as amended and restated
10.2		Employment Agreement dated as of September 12, 2005 by and between American Wholesale Insurance Company, LLC, AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.) and Scott M. Purviance
10.3		Employment and Noncompete Agreement dated as of May 22, 2003 between National Employee Benefits Company, Inc. and Samuel H. Fleet (portions of this exhibit have been omitted and filed separately with the SEC)
10.4		Employment and Nonsolicitation Agreement dated as of April 13, 2005 by and between AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.) and Mark M. Smith
10.5		AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.) 2002 Stock Option Plan, as amended
10.6		Form of Stock Option Agreement
10.7		Executive Unit Agreement dated as of July 28, 2006 between American Wholesale Insurance Holding Company, LLC and M. Steven DeCarlo
10.8		Executive Unit Agreement dated as of July 28, 2006 between American Wholesale Insurance Holding Company, LLC and Samuel H. Fleet
10.9		Executive Unit Agreement dated as of July 28, 2006 between American Wholesale Insurance Holding Company, LLC and Scott M. Purviance
10.10		Executive Unit Agreement dated as of September 29, 2006 between American Wholesale Insurance Holding Company, LLC and Scott M. Purviance
10.11		Exchange Agreement dated as of October 27, 2005 by and between American Wholesale Insurance Holding Company, LLC and M. Steven DeCarlo
10.12		Exchange Agreement dated as of October 27, 2005 by and between American Wholesale Insurance Holding Company, LLC and Scott M. Purviance
10.13		Exchange Agreement dated as of October 27, 2005 by and between American Wholesale Insurance Holding Company, LLC and Mark M. Smith
10	.14*	Advisory Services Agreement dated as of October 27, 2005 between AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.) and PCap, L.P., as amended and restated
10	.15*	Stock Purchase Agreement dated as of February 15, 2005 by and among AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.), Willis North America Inc. and Willis of Greater New York, Inc.

E-1

Exhibit
Number		Description of Exhibit

21		List of Subsidiaries of AmWINS Group, Inc.
23.1		Consent of PricewaterhouseCoopers LLP
23.2		Consent of PricewaterhouseCoopers LLP
23.3		Consent of BDO Seidman, LLP
23.4		Consent of PricewaterhouseCoopers LLP
23	.5*	Consent of Robinson, Bradshaw & Hinson, P.A. (included in Exhibit 5)
24.1		Powers of Attorney (included on signature page)

*	To be filed by amendment

E-2